As confidentially submitted to the Securities and Exchange Commission on August 14, 2026
This draft registration statement has not been publicly filed with the United States Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________

UC Automotive Holdings Inc.
(Exact name of Registrant as specified in its charter)

____________________________________

British Columbia	5500	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3891 No 3 Rd
Richmond, BC, V6X 2B8
Canada
236- 886-5888
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

____________________________________

[•]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Henry Yin, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	F. Holt Goddard, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	[•]

____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED [•], 2026

UC Automotive Holdings Inc.

[•] COMMON SHARES

This is the initial public offering of the common shares, with no par value (“Shares” or “Common Shares”) of UC Automotive Holdings Inc. (“UC Holdings” or the “Company”) (this “Offering”). We are offering [•] Common Shares of the Company, on a firm commitment basis through the underwriters identified herein. No public market currently exists for our Common Shares. The initial public offering price is expected to be between US$[•] and US$[•] per Common Share. The number of Shares offered hereby is based upon an assumed offering price of US$[•] per Common Share, the midpoint of that estimated price range. The actual initial public offering price of the Common Shares will be determined between the underwriters and us at the time of pricing, considering, among others, our historical performance, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price per Common Share used throughout this prospectus may not be indicative of the actual initial public offering price for the Common Shares. See “Underwriting” for additional information.

We have applied to list our Common Shares on the Nasdaq Capital Market tier of the Nasdaq Stock Market (“Nasdaq”) under the symbol “[•].” At this time, Nasdaq has not yet approved our application to list our Common Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application. However, there is no assurance that this Offering will be closed and our Common Shares will be trading on the Nasdaq Capital Market. If Nasdaq does not approve our listing application, this initial public offering will be terminated.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” and “Risk Factors” on pages 5 and 9, respectively.

As of the date of this prospectus, the significant shareholder of the Company, Mr. Guiyuan Yang (the “Significant Shareholder”) holds an aggregate of 9,884,625 Common Shares, which represents an aggregate of 98.85% of the total voting power. Upon completion of this Offering, our issued and outstanding shares will consist of [•] Common Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares, or [•] Common Shares, assuming the over-allotment option is exercised in full. Upon completion of this Offering, our Significant Shareholder will be the beneficial owner of an aggregate of [•] Common Shares, which will represent an aggregate of [•]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or an aggregate of [•]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, upon completion of this Offering, our Significant Shareholder will be able to exert significant control over our management and affairs, including approval of significant corporate transactions. For additional information, see “Risk Factors — Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Common Shares — Our Significant Shareholder has considerable influence over our corporate matters” on page 24 for further details.

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules, because our founder, chairman of the board, and chief executive officer, Mr. Guiyuan Yang, will beneficially own approximately [•]% of our then-issued and outstanding Common Shares, representing approximately [•]% of the total voting power immediately after the consummation of this Offering, assuming the underwriters do not exercise their option to purchase additional Shares, or approximately [•]% of the total issued and outstanding Common Shares, representing approximately [•]% of the total voting power, assuming that the over-allotment option is exercised in full. Mr. Yang will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Common Shares — We will be a ‘controlled company’ within the meaning of Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Common Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before buying our Common Shares.

	Per Common Share	Total
Initial public offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds to us (before expenses)(3)	US$	US$

____________

(1)      Determined based on the assumed offering price of US$[•] per Common Share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Assumes that the underwriters do not exercise their over-allotment option. See “Underwriting” for additional information regarding underwriting compensation.

(2)      We have agreed to pay the underwriters a discount equal to [•]% of the gross proceeds of this offering. We have also agreed to pay the representative of the underwriters, [•] (“[•]” or the “Representative”), a non-accountable expense allowance equal to [•]% of the gross proceeds raised and to reimburse the underwriters for certain expenses incurred relating to this Offering. These payments will further reduce proceeds available to us before expenses. For a description of compensation and other items of value payable to the underwriters, see “Underwriting.”

(3)      If the underwriters exercise the option in full, and assuming an offering price of US$[•] per Common Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we expect our total cash expenses for this Offering (including cash expenses payable to the underwriter for their out-of-pocket expenses) to be approximately US$[•], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This Offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Common Shares if any such Common Shares are taken. We have granted the underwriters an option for a period of [•] days after the commencement of sales of this Offering to purchase up to [•]% of the total number of our Common Shares to be offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[•] and the total proceeds to us, before expenses, will be US$[•]. If we complete this Offering, net proceeds will be delivered to us on the closing date.

The underwriter expects to deliver the Common Shares to purchasers against payment in U.S. Dollars to purchasers on or about [•], 2026.

[Underwriter]

The date of this prospectus is [•], 2026.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Common Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Common Shares means that information contained in this prospectus is correct after the date of this prospectus.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Common Shares and the distribution of this prospectus outside the United States.

Until [•], 2026 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

You may lose all of your investment in our Common Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Common Shares, we strongly urge you not to purchase any of our Common Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Common Shares as further detailed in this prospectus.

We do not recommend that you purchase our Common Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the automotive industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “we,” “us,” “UC Holdings,” “the Company,” “our” or “our company” and similar references are to UC Automotive Holdings Inc., a corporation incorporated under the BCBCA;

•        “BCBCA” are to the Business Corporations Act (British Columbia);

•        “Board” or “Board of Directors” refers to the board of directors of the Company;

•        “Canadian dollars,” “C$” or “CAD” are to the legal currency of Canada;

•        “Carkuku” are to Carkuku Auto Ltd., our wholly owned subsidiary, a corporation incorporated under the BCBCA;

•        “Common Shares” are to the common shares in the capital of the Company, with no par value;

•        “Preferred Shares” are to the preferred shares in the capital of the Company, without par value, issuable in one or more series;

•        “UC Auto” are to UC Auto Limited, our wholly owned subsidiary, a corporation incorporated under the BCBCA;

ii

•        “US$”, “U.S. dollars”, “$” or “dollars” are to the legal currency of the United States; and

•        “U.S. GAAP” are to accounting principles generally accepted in the United States.

Our reporting currency is the U.S. dollar. The functional currency of our Canadian operating subsidiaries is the Canadian dollar. Unless otherwise indicated, dollar amounts in this prospectus are presented in U.S. dollars; references to “C$” or “CAD” are to Canadian dollars. Unless otherwise noted, all translations from Canadian dollars into U.S. dollars in this prospectus were made at the exchange rate in effect as of the applicable balance sheet date, including US$0.7302 per C$1.00 as of December 31, 2025, which is the noon buying rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 31, 2025. We make no representation that the Canadian dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Common Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “we”, “us”, “our”, the “Company” and similar designations refer to UC Automotive Holdings Inc., a corporation incorporated under the BCBCA, and its consolidated subsidiaries.

Overview

We operate a used vehicle dealership and automotive services business in Canada. We are principally engaged in the sale of used vehicles, vehicle leasing and rental activities, and related ancillary services. Our operations are conducted through our Canadian subsidiaries, including UC Auto Limited and Carkuku Auto Ltd. We also operate certain business lines under the names Carkuku Auto Trading and UC Rental, which are business names, brands or operating divisions rather than separate legal entities. Our headquarters are located in Richmond, British Columbia, Canada, and our business is currently focused on the Greater Vancouver area. According to Frost & Sullivan, we ranked in the second tier among Canadian independent used vehicle dealers by revenue in 2025, and our inventory turnover ratio of 9.73 times ranked among the higher levels of selected global used vehicle company comparables, while our selling, general and administrative expense ratio of 5.84% was lower than that of most selected comparables.

We seek to build an integrated, scalable and capital-efficient automotive platform that combines used vehicle retail sales, vehicle sourcing and wholesale, leasing and rent-to-own programs, financing support and after-sales services. We believe that used vehicle transactions remain highly service-oriented and require a combination of online discovery, transparent vehicle information, in-person vehicle inspection, financing assistance and post-sale support. Our business model therefore combines online customer acquisition and vehicle discovery with offline consultation, test drives, transaction execution, vehicle delivery and customer service.

Our mission is to provide customers with transparent, efficient and human-centered automotive services throughout the vehicle transaction lifecycle. Through our integrated platform, we aim to address common pain points in used vehicle transactions, including limited access to suitable vehicles, uncertainty regarding vehicle condition and pricing, complex financing processes, and limited after-sales support.

Our platform consists of several highly synergistic business lines:

•        Used vehicle retail sales:    Our retail business, conducted through UC Auto Limited, sells used vehicles to consumers and provides related services, including vehicle inspection, financing assistance, transaction support and after-sales coordination.

•        Vehicle sourcing and wholesale:    Through our vehicle sourcing capabilities, including our Carkuku direct sourcing platform and other acquisition channels, we acquire used vehicles for retail, leasing and wholesale disposition. Vehicles that are not suitable for retail or leasing, or that exceed our inventory needs, may be sold through wholesale or auction channels.

•        Vehicle leasing and rental:    Through UC Rental and related operations, we provide short-term rental, longer-term leasing and rent-to-own programs. These offerings are intended to serve customers with temporary transportation needs, new immigrants, customers with limited credit history and other customers seeking flexible vehicle access.

•        Financing support:    We assist customers in obtaining financing through third-party financing channels and internal financing arrangements. We have also begun developing automotive financing and asset-backed lending capabilities through affiliated entities. We believe financing support can improve customer affordability, support sales conversion and increase customer lifetime value.

•        After-sales and ancillary services:    We provide service coordination, warranty-related support, maintenance offerings and other ancillary services designed to improve customer retention and create additional revenue opportunities.

Our Competitive Strengths

We believe our success is attributable to the following key competitive strengths:

•        Integrated automotive platform covering retail, wholesale, leasing, financing and after-sales services.

•        Online-to-offline customer experience.

•        Vehicle sourcing and pricing capabilities.

•        Focus on higher-margin retail sales.

•        Technology-enabled operating model.

•        Customer-centric services and lifecycle engagement.

•        Experienced management team.

Our Growth Strategies

We are pursuing the following strategies to drive our growth:

•        Continue to increase the proportion of higher-margin retail vehicle sales.

•        Expand vehicle leasing and rent-to-own operations.

•        Develop financing platform participation and automotive lending capabilities.

•        Expand our geographic footprint.

•        Capture additional service opportunities.

•        Reinforce our technology-enabled operating model through innovation.

•        Selectively pursue strategic alliances, investments and acquisition opportunities.

•        Strengthen brand awareness and customer retention.

Corporate Structure

We were originally incorporated under the BCBCA as “YGY Holding Ltd.” on November 23, 2020. In connection with our corporate reorganization, YGY Holding Ltd. changed its name to “UC Automotive Holdings Inc.” and became the holding company of our operating subsidiaries. We own 100% of the issued and outstanding shares of UC Auto Limited, a company incorporated under the BCBCA (“UC Auto”), and Carkuku Auto Ltd., a company incorporated under the BCBCA (“Carkuku”).

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this prospectus, based on 10,000,000 Common Shares outstanding as of the date of this prospectus:

Pre-IPO:

Guiyuan Yang
Shareholding Precentage: 98.85%
Voting Power: 98.85%
Shun Gu
Shareholding Precentage: 1.15%
Voting Power: 1.15%
UC Automotive Holdings Inc.
(British Columbia, Canada)
100%
100%
UC Auto Limited
(British Columbia, Canada)
Carkuku Auto Ltd.
(British Columbia, Canada)

The chart below illustrates our corporate structure and identifies our subsidiaries immediately after our initial public offering, based on 10,000,000 Common Shares outstanding as of the date of this prospectus and [•] Common Shares to be sold in this IPO, assuming no exercise of the underwriters’ over-allotment option:

Post-IPO:

Guiyuan Yang
Shareholding Percentage: [•]%
Voting Power: [•]%
Shun Gu
Shareholding Percentage: [•]%
Voting Power: [•]%
Public Shareholders
UC Automotive Holdings Inc.
(British Columbia, Canada)
100%
100%
UC Auto Limited
(British Columbia, Canada)
Carkuku Auto Ltd.
(British Columbia, Canada)

Summary of Risk Factors

Investing in our Common Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Common Shares. If any of these risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Common Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Our Business and Industry

•        If we fail to provide a differentiated and superior customer experience, our customer base, transaction volume and business could be materially and adversely affected.

•        Failure to maintain or enhance customer trust in us could damage our reputation and harm our business, financial condition and results of operations.

•        Our business is subject to risks related to the automotive industry, consumer demand, interest rates, inflation, supply chain conditions and macroeconomic factors.

•        We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and such capital may not be available on acceptable terms or at all.

•        Our historical operating results may not be indicative of future performance, and our shift toward higher-margin retail sales may not succeed.

•        Our business depends on our ability to acquire desirable used vehicles at competitive prices and sell such inventory efficiently.

•        We have identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our Common Shares may be adversely affected.

Please refer to pages 9 to 21 for further details.

Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Common Shares

•        There may not be an active, liquid trading market for our Common Shares, and we do not know if a more liquid market for our Common Shares will develop to provide you with adequate liquidity.

•        The market price of our Common Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price. We may also experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

•        If securities or industry analysts do not publish research about us, or if they publish negative reports, the market price and trading volume of our Common Shares could decline.

•        Nasdaq may apply additional and more stringent criteria for our initial listing.

•        We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

Please refer to pages 21 to 28 for further details.

Corporate Information

Our principal executive office is located at 3891 No 3 Rd, Richmond, BC, V6X 2B8, Canada, and our telephone number is 236-886-5888. Our registered office is located at 3891 No 3 road Richmond BC V6X 2B8, Canada. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [•].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than US$1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•        the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

•        reduced executive compensation disclosure; and

•        an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

•        the last day of our fiscal year during which we have total annual revenue of at least US$1.235 billion;

•        the last day of our fiscal year following the fifth anniversary of the closing of this Offering;

•        the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; or

•        the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this Offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Canadian law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

•        the majority of our executive officers or directors are U.S. citizens or residents;

•        more than 50% of our assets are located in the United States; or

•        our business is administered principally in the United States.

Implications of Being a Controlled Company

Upon the completion of this Offering, our founder, chairman of the board, and chief executive officer, Mr. Guiyuan Yang, will beneficially own [•]% of our total issued and outstanding Common Shares, representing [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Common Shares, or [•]% of our total issued and outstanding Common Shares, representing [•]% of our total voting power, assuming that the option to purchase additional Common Shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Rules because Mr. Yang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

THE OFFERING

Common Shares offered by us

[•] Common Shares (or [•] Common Shares if the underwriters exercise their option to purchase additional Common Shares in full), based on an assumed offering price of US$[•] per Common Share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Offer Price:	We currently estimate that the initial public offering price will be in the range of US$[•] to US$[•] per Common Share.
Common Shares outstanding before this Offering	10,000,000 Common Shares are outstanding as of the date of this prospectus.
Common Shares to be outstanding after this Offering(1)	[•] Common Shares (or [•] Common Shares if the underwriters exercise their option to purchase additional Common Shares in full).
Option to purchase additional Common Shares	We have granted the underwriters an option to purchase up to [•]% additional Common Shares from us within [•] days of the commencement of sales of this Offering.
Use of proceeds

We estimate that we will receive net proceeds from this Offering of approximately US$[•] million, or approximately US$[•] million if the underwriters exercise their option to purchase additional Common Shares in full, based on an assumed initial public offering price of US$[•] per Common Share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering as follows:

•   approximately 40%, or US$[•] million, for expanding our vehicle inventory and supporting working capital requirements, including vehicle acquisition, inventory financing and operational needs;

•   approximately 30%, or US$[•] million, for expanding our retail and rental operations, including opening additional locations, increasing market coverage and strengthening our presence in the Greater Vancouver area and other Canadian markets;

•   approximately 20%, or US$[•] million, for technology development and digital infrastructure enhancement, including customer acquisition systems, inventory management systems, data analytics and artificial intelligence (“AI”) capabilities; and

•   approximately 10%, or US$[•] million, for general corporate and working capital purposes.

See “Use of Proceeds” for additional information.
Risk factors

Investing in our securities involves a high degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

Lock-up agreements

The Company, our directors and officers, and our shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Common Shares or securities convertible into or exercisable or exchangeable for our Common Shares for a period of [•] months after the date of closing of this offering.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.
Listing

We have applied to list our Common Shares on the Nasdaq Capital Market under the symbol “[•]”. At this time, Nasdaq Capital Market has not yet approved our application to list our Common Shares. The closing of this Offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this Offering will be closed and our Common Shares will be trading on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

Transfer Agent and registrar	The transfer agent and registrar for our Common Shares is [•], with its business address at [•].

____________

(1)      The number of Common Shares to be outstanding after this Offering is based on 10,000,000 Common Shares outstanding as of the date of this prospectus.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        no exercise by the underwriters of their option to purchase up to [•] additional Common Shares from us.

RISK FACTORS

An investment in our Common Shares involves various risks. Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Common Shares. The following section describes the significant risks that could directly or indirectly affect us and the value or trading price of our Common Shares. The risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Common Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Common Shares from their professional advisers before making any decision to invest in our Common Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus. See section titled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

If we fail to provide a differentiated and superior customer experience, our customer base, transaction volume and business could be materially and adversely affected.

Providing a differentiated and superior used vehicle transaction experience is critical to our business. Used vehicle customers often require a combination of online vehicle discovery, transparent vehicle information, in-person inspection, test drives, financing assistance, transaction support and after-sales service. Our ability to provide a high-quality customer experience depends on a number of factors, including:

•        our ability to provide customers with desirable used vehicles and related services;

•        our ability to accurately describe vehicles listed on our websites and other online channels;

•        our ability to maintain and improve the quality, efficiency and transparency of transactions at our offline stores;

•        our ability to assist customers with financing, leasing, rent-to-own and after-sales matters;

•        our ability to maintain appropriate inventory levels and pricing;

•        our ability to train and manage sales consultants, customer service personnel and other employees;

•        our ability to coordinate with third-party service providers, financing partners, inspection providers and other vendors;

•        our ability to enhance our online and technology-enabled customer engagement tools; and

•        our ability to respond promptly and effectively to customer complaints.

We cannot assure you that we will be able to provide a differentiated and superior customer experience as our business evolves. Any failure to do so could reduce customer trust, lower customer conversion, reduce repeat purchases and referrals, and materially and adversely affect our business, financial condition and results of operations.

Failure to maintain or enhance customer trust in us could damage our reputation and harm our business, financial condition and results of operations.

Customer trust is a key factor in the used vehicle and automotive services business, making our reputation critical to our success. If we fail to maintain customer trust in our vehicles, pricing, sales practices, financing support, leasing and rent-to-own programs, warranty service or after-sales support, our business, financial condition and results of operations could be materially and adversely affected.

From time-to-time, we receive customer complaints alleging, among other things, that vehicles listed online or sold by us are defective, that vehicle condition information is inaccurate or incomplete, that pricing or fees were not adequately disclosed, that financing or leasing terms were not sufficiently explained, or that after-sales support was unsatisfactory. Information included in our online listings, including mileage, key features, accident history, whether a vehicle is a British Columbia local vehicle or from out of province, pricing and documentation fees, may be inaccurate or incomplete due to human error, system error, incomplete third-party records, data limitations or misconduct.

We also rely on employees and third-party service providers for vehicle inspection, reconditioning, title and ownership transfer, financing coordination, warranty-related support and other transaction functions. If our employees or third-party service providers fail to perform in a manner consistent with our standards or applicable laws, our customer satisfaction and trust may be harmed. Further, any negative customer experiences may be amplified through social media, online reviews and other public channels. Any such developments could materially and adversely affect our reputation and in turn harm our business, financial condition and results of operations.

Our business is subject to risks related to the automotive industry, consumer demand, interest rates, inflation, supply chain conditions and macroeconomic factors.

Our business is affected by industry and economic conditions. Purchases of new and used vehicles are typically discretionary and may be sensitive to adverse economic trends, including recessions, inflation, reduced consumer confidence, higher unemployment, elevated interest rates, tighter credit conditions and reduced disposable income. Higher interest rates and tighter financing conditions may increase customers’ monthly payments and reduce affordability, which could reduce demand for used vehicles and related financing, leasing and rent-to-own products.

Inflationary pressures on labor, vehicle acquisition costs, reconditioning costs, parts, fuel, insurance, rent and other operating expenses may increase our costs and reduce margins. Supply chain constraints or scarcity of certain vehicles or vehicle parts could also affect vehicle acquisition costs, reconditioning timelines and vehicle availability. Any deterioration in economic conditions in Canada generally or the Greater Vancouver area specifically could materially and adversely affect our business, financial condition and results of operations.

Adverse conditions affecting automotive manufacturers may also affect the supply, pricing and desirability of used vehicles. Manufacturer recalls, regulatory scrutiny regarding used vehicles with open safety recalls, labor disruptions at manufacturers, changes in new vehicle production, manufacturer incentives and changes in consumer preferences may affect used vehicle supply, pricing and sales. New technologies, including electric vehicles, autonomous driving technologies and other mobility solutions, may also change the dynamics of vehicle ownership and demand for certain used vehicles.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, and such capital may not be available on acceptable terms or at all.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to build and maintain used vehicle inventory, expand leasing and rent-to-own operations, develop UC OS and other technology initiatives, increase marketing expenditures, expand into new geographic markets, build or lease additional facilities, hire additional personnel, fund financing-related activities or pursue strategic alliances, investments or acquisitions.

We may seek to raise additional capital through equity offerings, debt financings, credit facilities, asset-backed financing, inventory financing or other arrangements. Additional capital may not be available when needed, on acceptable terms or at all. Any debt financing may involve restrictive covenants, higher interest costs, collateral requirements or other terms that limit our flexibility. Any equity financing may dilute existing shareholders.

Volatility in credit markets, increased benchmark interest rates, reduced lender appetite for automotive or consumer-credit exposures or broader market uncertainty could increase our borrowing costs or limit our access to capital. If we are unable to obtain adequate financing on satisfactory terms, our ability to pursue business objectives and respond to opportunities or challenges could be significantly limited, and our business, financial condition and prospects could be adversely affected.

Our historical operating results may not be indicative of future performance, and our shift toward higher-margin retail sales may not succeed.

During 2025, we increased our focus on higher-margin retail vehicle sales and reduced lower-margin wholesale transactions. This strategic shift contributed to improved gross profit, gross margin and net income, but our total operating revenues decreased from 2024 to 2025. We cannot assure you that this retail-focused strategy will continue to improve profitability or that we will be able to maintain or increase retail sales volume, gross margin or net income.

Retail used vehicle sales require more customer-facing resources, financing support, inspection, reconditioning, online listing, sales consultation and after-sales support than wholesale transactions. Retail transactions may also involve greater exposure to customer complaints, warranty obligations, consumer protection requirements and reputational risk. If we are unable to acquire desirable vehicles at attractive prices, price vehicles appropriately, control reconditioning and holding costs, manage inventory turnover or maintain customer satisfaction, our retail-focused strategy may not achieve the intended benefits.

Our business is currently concentrated in the Greater Vancouver area, and adverse conditions in this market could materially and adversely affect us.

Our headquarters, offline stores and service shop are located in Richmond, British Columbia, and our business is currently focused on the Greater Vancouver area. Because our operations are geographically concentrated, we are particularly exposed to local economic, demographic, competitive, regulatory, weather-related and real estate conditions in Greater Vancouver and British Columbia.

Any downturn in the local economy, decline in consumer demand, increase in local competition, change in local regulatory requirements, increase in rent or facility costs, transportation disruption, natural disaster, public health emergency or other adverse local development could materially and adversely affect our business, financial condition and results of operations. Our limited geographic diversification may make us more vulnerable to such events than larger competitors with broader operations.

We may be unable to effectively manage our growth or implement our business strategies.

Our business and prospects depend in part on our ability to effectively manage our operations and implement our growth strategies. We intend to increase higher-margin retail sales, expand leasing and rent-to-own operations, develop financing support capabilities, invest in UC OS and other technology initiatives, expand customer engagement programs such as AutoOutlet and AutoClub, and potentially expand into new geographic markets.

These strategies may require significant management attention, additional personnel, new facilities, increased marketing, technology investment, additional compliance resources and additional capital. We may not successfully execute these strategies, and our experience in Greater Vancouver may not be transferable to other Canadian markets. Expansion into new markets would require us to understand local customer preferences, competitive dynamics, vehicle sourcing channels, employment markets, real estate conditions and regulatory requirements.

If we are unable to implement our business strategies effectively or generate sufficient revenue to cover increased costs and expenses, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on our ability to acquire desirable used vehicles at competitive prices and sell such inventory efficiently.

Our results depend significantly on our ability to acquire desirable used vehicles at competitive prices and sell, lease, rent or wholesale such vehicles efficiently. We source vehicles through auctions, direct purchases from individual vehicle owners, leads from our Carkuku website, customer trade-ins, other dealers, wholesale channels, finance companies, leasing companies and other suppliers. There can be no assurance that the supply or price of desirable used vehicles will be sufficient to meet our needs.

Our purchasing team currently screens approximately 15 unique potential acquisition vehicles per business day through a human-led process. We do not currently use AI-supported tools to screen or value acquisition vehicles. If our purchasing team fails to accurately assess vehicle condition, market demand, reconditioning costs, resale value, holding period or pricing trends, we may acquire vehicles that are difficult to sell profitably or that require greater-than-expected reconditioning costs.

Used vehicle inventory represents a significant portion of our assets. Holding inventory for extended periods exposes us to depreciation, price volatility, aging, increased carrying costs, potential write-downs and reduced margins. If actual sales are lower than expected, if our inventory mix does not match customer demand, or if market prices decline, we may be unable to liquidate inventory at prices that meet our margin targets or recover our costs.

Failure to sell our inventory efficiently could materially and adversely affect our business, sales and results of operations.

Our purchases of used vehicles are based in part on projected demand, market conditions, expected resale pricing and expected vehicle turnover. If our projections are inaccurate or actual sales are materially lower than expected, we may experience an oversupply of used vehicle inventory. Excess inventory may result in higher holding costs, increased average days to sale, greater depreciation risk, reduced liquidity, inventory write-downs, markdowns and lower margins.

We may also need to sell aging or lower-margin vehicles through wholesale or auction channels, potentially at lower margins or losses. If we are unable to maintain effective inventory turnover, our business, financial condition and results of operations could be materially and adversely affected.

Our business is sensitive to changes in new and used vehicle prices.

Significant changes in prices for new or used vehicles could materially and adversely affect our revenues, gross margins and results of operations. Increases in used vehicle prices or monthly financing payments may make vehicles less affordable and reduce consumer demand. If used vehicle prices rise relative to new vehicle prices, consumers may prefer new vehicles, particularly if manufacturers offer financing incentives or promotions.

Conversely, decreases in used vehicle prices may reduce our acquisition costs but may also reduce the prices at which we can sell existing inventory, creating markdown risk and reducing gross profit. Wholesale price volatility may also affect our ability to monetize vehicles that are not suitable for retail sale, leasing or rent-to-own programs. Price volatility can complicate vehicle appraisal, pricing decisions, residual value assumptions and inventory management.

Our leasing and rent-to-own operations involve credit, residual value, maintenance, collection and regulatory risks.

We provide short-term rental, longer-term leasing and rent-to-own programs through UC Rental and related operations. As of June 30, 2026, we had 13 vehicles used in leasing and rental operations, 20 short-term rental customers and five long-term rent-to-own customers. We intend to grow this business line.

Leasing and rent-to-own operations expose us to risks that differ from vehicle sales, including:

•        customer credit risk and payment default;

•        collection risk and vehicle recovery risk;

•        residual value risk at the end of a lease or rent-to-own term;

•        maintenance and repair obligations;

•        insurance and accident risk;

•        customer disputes regarding lease terms, purchase options, vehicle condition or maintenance responsibilities;

•        regulatory and consumer protection requirements; and

•        increased operational complexity.

Long-term rent-to-own arrangements generally involve monthly payments of approximately C$2,000 (US$1,460), with a purchase option price determined based on vehicle-specific factors, including vehicle type, age, condition and remaining value, at the end of the lease term. If customers do not complete rent-to-own arrangements or if residual values are lower than expected, we may incur losses or lower returns. Any failure to manage these risks could materially and adversely affect our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our Common Shares may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the years ended December 31, 2025 and 2024, our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (i) the lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, and (ii) the lack of corporate governance related to appointment of independent directors and audit committee.

To remedy our identified material weaknesses, we have started adopting measures to address the material weaknesses identified, including, among others:

(i)     We are in the process of recruiting staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for accounting and financial reporting personnel. Additionally, we have and will continue to utilize third-party professional consultants for accounting services as additional resources.

(ii)    We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

(iii)   We are in the process of appointing independent directors, establishing an audit committee, and strengthening corporate governance, which are expected to be completed at the time of effectiveness of the registration statement for this offering of which this prospectus forms a part.

However, the implementation of these measures may not fully address the material weaknesses in a timely manner, or at all. These remediation efforts will require significant resources and management attention and may not be successful.

Upon completion of this Offering, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. These requirements will place significant demands on our management and our financial and operational resources. As an “emerging growth company,” we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act. However, our management will be required to assess and certify the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. If we fail to remediate the existing material weaknesses or if we identify additional material weaknesses in the future, we may be unable to conclude that our internal control over financial reporting is effective.

Any failure to implement and maintain effective internal controls or to remediate any identified material weaknesses could result in our inability to accurately and timely file our periodic reports, which could result in sanctions or investigations by the SEC or other regulatory authorities. Furthermore, it could lead to a loss of investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the trading price of our Common Shares.

Our financing support activities expose us to credit, compliance, operational and reputational risks.

We assist customers in obtaining financing through third-party financing channels and internal financing arrangements. As of June 30, 2026, we had relationships with 11 third-party banks or financial institutions and had facilitated or originated 350 financing transactions with an average financing amount of approximately C$30,000 (US$21,906).

Financing support activities involve risks, including:

•        customer credit risk and potential defaults;

•        inaccurate or incomplete credit assessment;

•        operational errors in financing applications or documentation;

•        changes in interest rates, credit availability or lender appetite;

•        dependence on third-party financing partners;

•        potential regulatory requirements relating to credit disclosure, lending, leasing, brokering, privacy, anti-money laundering and consumer protection;

•        reputational risk from customer disputes regarding financing terms; and

•        potential liability arising from internal financing arrangements.

If we expand financing-related activities, these risks may increase. Any failure to manage financing-related risks or comply with applicable requirements could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party financing partners, and any disruption in these relationships could adversely affect our business.

Financing availability is important to our retail sales, leasing and rent-to-own operations. We rely in part on relationships with third-party banks and financial institutions to provide financing options to customers. If these financing partners reduce their willingness to provide financing, tighten underwriting standards, increase rates, terminate relationships with us, experience operational issues or change their programs, customers may have reduced access to financing.

Reduced financing availability could lower customer affordability, reduce transaction conversion rates, increase transaction delays and reduce revenue. We may not be able to replace financing partners on comparable terms or at all. Any disruption in third-party financing relationships could materially and adversely affect our business, financial condition and results of operations.

We are subject to extensive Canadian federal, provincial and local laws and regulations, and changes in these laws or our failure to comply with them could materially and adversely affect our business.

Our operations are subject to substantial Canadian federal, provincial and local laws and regulations, including British Columbia motor dealer, consumer protection, sale of goods, privacy, anti-spam, employment, occupational health and safety, anti-money laundering, advertising, competition, environmental and tax laws and regulations. These laws regulate, among other matters, motor vehicle sales and dealer licensing, vehicle condition and disclosure obligations, consumer contracts, financing and insurance-related products, privacy and cybersecurity, employment standards, workplace safety, advertising claims and business practices.

These regulatory regimes may require licenses, registrations, permits, approvals, prescribed forms of agreement, mandated disclosures, recordkeeping, compliance policies and procedures, customer notices, workplace safety programs and other operational controls. Failure to obtain or maintain required authorizations, or to comply with applicable requirements, may result in investigations, administrative penalties, fines, license suspension or revocation, civil liability, reputational harm, restrictions on business activities or other enforcement action, any of which could materially and adversely affect our business, financial condition and results of operations.

Our financing, leasing and rent-to-own activities may be subject to additional regulatory requirements, and failure to comply could materially and adversely affect our business.

To the extent we arrange, facilitate or refer customers for vehicle financing, leases, extended warranties, vehicle protection products or other ancillary products or services, we may be subject to additional federal and provincial requirements governing consumer credit disclosure, licensing, insurance distribution and contractual terms. Our rent-to-own programs may also attract scrutiny under consumer leasing requirements. If we fail to comply with any such requirements, we could be subject to administrative penalties, fines, civil claims, licence suspension or revocation, or restrictions on our financing-related activities, any of which could materially and adversely affect our business, financial condition and results of operations.

Our business may be subject to Canadian anti-money laundering legislation, and failure to comply could result in significant penalties and criminal sanctions.

Our business may be subject to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and related regulations to the extent our activities, payment practices, financing arrangements, cash transactions or other business activities fall within the scope of those requirements. If applicable, we may be required to implement compliance policies and procedures, customer due diligence, transaction monitoring, prescribed records and reporting obligations. Failure to comply with applicable anti-money laundering requirements could result in significant administrative penalties, criminal sanctions, reputational harm and restrictions on our business activities, any of which could materially and adversely affect our business, financial condition and results of operations.

We are required to hold a motor dealer licence under the Motor Dealer Act (British Columbia), and failure to maintain that licence could prevent us from operating our core business.

Our business is regulated under the Motor Dealer Act (British Columbia) and subject to oversight by the Vehicle Sales Authority of British Columbia (“VSA”). We are required to hold a motor dealer licence to carry on the business of selling used motor vehicles. The Motor Dealer Act and related regulations require compliance with prescribed forms of agreement, required disclosures, maintenance of records, trust account obligations and standards of conduct applicable to licensed motor dealers. If we fail to obtain or maintain our motor dealer licence, or fail to comply with applicable requirements, the VSA could suspend or revoke our licence, impose administrative penalties, or issue orders restricting our business activities, any of which could materially and adversely affect our business, financial condition and results of operations.

Our vehicle sales and customer-facing activities are subject to British Columbia consumer protection laws, and non-compliance could expose us to penalties, civil claims and reputational harm.

The Business Practices and Consumer Protection Act (British Columbia) regulates consumer transactions and prohibits deceptive or unconscionable acts or practices, including representations regarding vehicle condition, pricing, fees, financing terms, warranties, vehicle history and other material terms. We are also subject to general provincial sale of goods and consumer protection requirements relating to title, implied conditions and warranties, and fair dealing. Failure to comply could result in administrative penalties, civil claims, regulatory orders or reputational harm, any of which could materially and adversely affect our business, financial condition and results of operations.

Our online listings and vehicle information may be inaccurate or incomplete, which could expose us to customer claims, regulatory scrutiny and reputational harm.

Our standardized online listings generally include vehicle photographs and information regarding mileage, key features, accident history, whether a vehicle is a British Columbia local vehicle or from out of province, price, documentation fee and other relevant vehicle information. We may rely on internal inspections, employee input, third-party records and other sources to prepare listings.

Vehicle information may be inaccurate or incomplete due to human error, incomplete source data, system limitations, outdated information, third-party record inaccuracies or misconduct. If customers rely on inaccurate or incomplete listing information, we may face complaints, transaction cancellations, refund or repair demands, legal claims, regulatory scrutiny or reputational harm. Any failure to maintain accurate and complete vehicle listings could materially and adversely affect our business, financial condition and results of operations.

Our technology initiatives, including UC OS and UChat, are subject to development, implementation, adoption, operational and regulatory risks.

We are developing technology to improve customer acquisition, retail sales support, vehicle sourcing, pricing, inventory management, financing workflows and operational efficiency. Our current modules that are operational or in controlled pilot use include Records Hub, Vehicle Summary and UChat. Modules under development include Vehicle

Master File, vehicle intake, the Inventory Manager data and service layer, and website/CRM integration. Planned modules include acquisition valuation, dynamic pricing, inventory-aging and turnover alerts, marketing automation, financing coordination, broader operational analytics and multi-location workflows.

These technology initiatives may not be successfully developed, implemented or adopted. They may require greater investment, time and management attention than expected, may contain defects or inaccuracies, may not integrate with existing systems, may not produce expected operational efficiencies and may create new compliance, cybersecurity, privacy or operational risks.

UChat, our AI-assisted retail sales tool for Facebook Marketplace inquiries, matches customer inquiries to synchronized inventory, generates employee-reviewed response drafts, recommends alternative vehicles and records customer conversations and retail lead information. Although customer-facing messages remain under employee control and sensitive matters require human review, UChat or other technology tools may generate inaccurate, incomplete or inappropriate drafts or recommendations. Any failure of these systems could result in customer confusion, inaccurate communications, reputational harm, regulatory scrutiny or liability.

We depend on our websites, CRM systems and other technology systems, and any failure, interruption or security incident could materially and adversely affect our business.

Our online technology platform centers on UC Auto and Carkuku.com and supports vehicle browsing, vehicle information review, vehicle valuation requests, appointment scheduling and transaction inquiries. Internally, our systems support procurement, inventory management, sales management, after-sales service coordination and operational decision-making. Although we do not currently offer a fully digital vehicle purchase process, our online channels and internal systems are important to customer acquisition and operations.

Technology systems may experience outages, cyberattacks, software errors, integration failures, data loss, inaccurate data synchronization, employee misuse or third-party service provider failures. Any significant disruption could impair our ability to manage inventory, respond to customer inquiries, coordinate sales, process financing applications, manage customer records or operate efficiently. If we fail to maintain, upgrade and protect our technology systems, our business, financial condition and results of operations could be materially and adversely affected.

Cybersecurity incidents or privacy breaches could disrupt our operations, expose us to liability and damage our reputation.

We collect and process personal, financial and transactional information in connection with vehicle purchases, trade-ins, financing applications, credit checks, vehicle registration, identity verification, anti-fraud measures, customer service, marketing and employment matters. We rely on internal systems and third-party providers to process, store and transmit information.

Cybersecurity threats and incidents may include unauthorized access, phishing, ransomware, malware, credential theft, employee error, third-party system compromise, social engineering, data loss or other attacks. Any actual or perceived breach could result in unauthorized access to personal information, confidential business information or customer records; interruption of business operations; costs to investigate, remediate and notify affected individuals; regulatory investigations; fines; litigation; and reputational harm.

We may not be able to prevent or detect all cybersecurity incidents. Techniques used to obtain unauthorized access or sabotage systems change frequently and may not be recognized until launched against us or our service providers. Any cybersecurity incident or privacy breach could materially and adversely affect our business, financial condition and results of operations.

Our business generates and processes data, and we must comply with Canadian privacy, anti-spam and cybersecurity laws.

Our privacy and data protection practices are subject to Canadian federal and provincial private-sector privacy laws, including the Personal Information Protection and Electronic Documents Act, or PIPEDA, and the Personal Information Protection Act (British Columbia), or BC PIPA, as applicable. These laws generally require organizations to identify the purposes for which personal information is collected, obtain consent where required, limit collection, use and disclosure to appropriate purposes, safeguard personal information, provide access and correction rights and maintain policies and procedures addressing privacy compliance.

We may collect sensitive personal and financial information in connection with vehicle purchases, trade-ins, financing applications, credit checks, vehicle registration, identity verification, anti-fraud measures, customer service, marketing and employment matters. Applicable privacy laws may impose breach reporting, notification, recordkeeping, accountability and safeguarding obligations in connection with cybersecurity incidents, unauthorized access to personal information or other privacy incidents.

We may also be subject to Canada’s anti-spam legislation, commonly referred to as CASL, to the extent we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL imposes consent, content and unsubscribe requirements for commercial electronic messages and includes restrictions relating to certain electronic marketing practices.

If we fail to comply with privacy, cybersecurity or anti-spam requirements, we could be subject to complaints, investigations, penalties, orders requiring changes to our practices, litigation, reputational harm and increased compliance costs. The Office of the Privacy Commissioner of Canada and the Office of the Information and Privacy Commissioner for British Columbia have oversight and enforcement authority under PIPEDA and BC PIPA, respectively. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We use Equifax and TransUnion to evaluate customer credit, and any improper handling of credit information could expose us to regulatory, litigation and reputational risks.

We use Equifax and TransUnion to evaluate customer credit in connection with financing support. We seek to conduct credit checks in a manner that does not affect a customer’s credit record unless the customer completes a purchase and financing transaction.

Credit information is sensitive personal information and may be subject to privacy, consumer reporting, credit reporting, consent, disclosure and recordkeeping requirements. Our use of consumer credit information is also subject to Part 6 of the Business Practices and Consumer Protection Act (British Columbia), which regulates credit reporting, establishes permissible purposes for accessing consumer credit reports, requires consumer consent, imposes accuracy and dispute resolution obligations on credit reporting agencies and their users, and provides consumers with rights of access to their credit files.

If we fail to obtain appropriate customer consent, provide required disclosures, use credit information only for permitted purposes, safeguard such information or comply with applicable credit reporting and privacy laws, we could face regulatory investigations, customer claims, penalties, reputational harm and restrictions on our ability to provide financing support. Any such developments could materially and adversely affect our business, financial condition and results of operations.

We depend on key personnel, and if we are unable to retain, attract and integrate qualified personnel, our business could be harmed.

Our success depends on the efforts and talents of our executives, employees and contractors. Our future success depends on our ability to attract, develop, motivate and retain qualified personnel in sales, vehicle acquisition, inspection, customer service, financing coordination, technology, marketing, finance and administration.

Qualified individuals in the automotive and technology sectors may be difficult to attract and retain, and we may incur significant costs to do so. The loss of key executives or employees could materially and adversely affect our ability to execute our business plan. We may not be able to find adequate replacements on a timely basis or at all.

Our business is susceptible to employee misconduct, improper business practices and fraudulent conduct by employees, contractors or third parties.

We rely on employees and contractors to interact with customers, inspect vehicles, prepare online listings, coordinate financing applications, process transactions, manage inventory and provide after-sales support. These activities involve operational risk, personal information, financial information and customer communications.

Employee, contractor or third-party misconduct may include misrepresentation of vehicle condition, improper pricing or fee disclosure, mishandling of customer funds or personal information, unauthorized use of systems, fraudulent transactions, improper credit applications, inaccurate listing information or failure to follow compliance procedures. It may not always be possible to detect or prevent misconduct. If misconduct occurs, we could face customer claims, regulatory investigations, litigation, reputational harm and financial losses.

We rely in part on marketing and online platforms for customer acquisition, and our marketing efforts may not be effective.

We use websites, social media, third-party platforms, search engine marketing, online advertising, short video channels, customer referrals and offline customer service to promote inventory and generate leads. During a peak campaign period from April 11 to May 11, 2026, Carkuku generated 207 visible acquisition leads, but more recent acquisition lead volume has averaged approximately two leads per day. Lead generation may fluctuate significantly based on campaign spending, platform algorithms, customer demand, seasonality, competition and other factors.

We face competition from automotive retailers and platforms with greater marketing resources. If our marketing campaigns are ineffective, if customer acquisition costs increase, if third-party platforms change their algorithms or policies, if our social media reputation declines, or if we are unable to convert leads into transactions, our growth, results of operations and financial condition could be materially and adversely affected.

We may be adversely affected by negative media coverage, online reviews or social media commentary.

Negative news or media coverage, online reviews, social media posts, blog posts or other public commentary regarding our business, vehicles, employees, third-party service providers, management or shareholders could damage our reputation, regardless of accuracy. Such coverage may include allegations regarding defective vehicles, inaccurate listings, pricing or fee disclosure, financing practices, warranty disputes, customer service issues, data security, privacy, regulatory compliance, employee conduct or business practices.

The use of social media increases the speed with which information, misinformation and opinions can be shared. If we fail to correct or mitigate misinformation or negative information, customer trust may be undermined, which could materially and adversely affect our business, results of operations and financial condition.

We may be held liable for information or content displayed on or linked to our websites or online listings.

We may be held liable for inaccurate, incomplete or misleading information displayed on or linked to our websites, online listings, social media channels, third-party vehicle listing platforms or other digital channels. Such information may include vehicle condition, mileage, accident history, key features, pricing, documentation fees, availability, financing terms, warranty coverage or other transaction-related information.

If information displayed through our online channels is inaccurate or incomplete, we may face customer disputes, legal claims, regulatory scrutiny, reputational harm or administrative penalties. Any failure to ensure the accuracy and integrity of our data could undermine customer trust and adversely affect our business, financial position and results of operations.

Our business is highly competitive, and pressure from existing and new competitors may adversely affect our business and operating results.

The Canadian used vehicle market is highly fragmented and competitive. We compete with traditional franchised dealerships, independent used vehicle dealers, online used vehicle platforms, auction platforms, peer-to-peer vehicle sale channels and other automotive retailers. We compete primarily on vehicle selection, pricing, vehicle condition and quality, customer service, financing availability, transaction convenience, brand reputation, inventory turnover, online presentation and after-sales support.

Some of our competitors have greater financial resources, broader inventory, stronger brand recognition, more established financing relationships, more advanced technology platforms, larger geographic coverage or greater marketing resources than we do. Competitors may be able to acquire inventory at more favorable prices, offer more attractive financing, spend more on marketing, provide lower prices or offer a broader selection of vehicles.

Competitors may also develop or adopt new technologies, including AI-driven tools, that improve sourcing, pricing, customer engagement, financing workflows or operational efficiency. If we are unable to compete effectively, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to protect our intellectual property and proprietary information.

Our intellectual property consists primarily of our trade name, domain names, website content, customer databases, proprietary business processes, marketing materials and internally developed software tools and technologies, including automotive-related AI applications currently under development. As of June 30, 2026, we owned and operated one domain name and did not own any registered patents, patent applications or registered software copyrights.

We rely primarily on confidentiality arrangements, contractual protections, internal policies and applicable intellectual property laws to protect our proprietary information. These protections may be insufficient. Competitors or others may copy or otherwise obtain and use our technology, business processes, marketing materials or proprietary information without authorization. We may also be unable to prevent unauthorized use of our trade name or brand assets. Any failure to protect our intellectual property or proprietary information could materially and adversely affect our business and competitive position.

We may be subject to intellectual property claims by third parties.

Although we do not currently own registered patents, patent applications or registered software copyrights, we use websites, software tools, digital marketing content, customer management tools, third-party platforms and internally developed technology. Third parties may claim that our technology, content, marketing materials, trade names, domain names or business practices infringe, misappropriate or otherwise violate their intellectual property rights.

Any such claim, whether or not meritorious, could require us to incur significant legal expenses, divert management attention, modify or discontinue use of certain technology or materials, enter into licensing arrangements or pay damages. We may not be able to obtain licenses on commercially reasonable terms or at all. Any intellectual property dispute could materially and adversely affect our business, financial condition and results of operations.

We may not have sufficient insurance coverage, and our insurance may not cover all losses.

We maintain insurance coverage that management believes is appropriate for our business, including an ICBC garage policy covering our vehicle inventory at three locations. Our current garage policy has a policy period from August 1, 2026 to August 1, 2027, and includes liability coverage for Company-owned vehicles, collision coverage, comprehensive coverage, coverage for all locations, garage customer vehicle collision coverage and garage customer vehicle comprehensive coverage, subject to applicable limits and deductibles.

Our insurance may not cover all risks, including business interruption, cybersecurity incidents, privacy breaches, employment practices claims, directors and officers liability, litigation, natural disasters, fraud, customer claims, regulatory proceedings or losses exceeding policy limits. We may be unable to obtain additional insurance, renew existing coverage or obtain coverage at commercially reasonable rates. If we suffer losses not covered by insurance or exceeding policy limits, our business, financial condition and results of operations could be materially and adversely affected.

We may be subject to legal proceedings, regulatory investigations or customer claims in the ordinary course of business.

We may be subject to disputes with customers, suppliers, financing partners, employees, contractors, competitors, landlords, third-party service providers, regulators or other parties in the ordinary course of business. Claims may arise from vehicle condition, warranty disputes, financing or leasing terms, advertising, privacy, employment, intellectual property, consumer protection, contract disputes, personal injury, property damage or other matters.

Legal proceedings and regulatory investigations may be costly, time-consuming and disruptive, regardless of outcome. If any claims are resolved against us, we may be required to pay damages, penalties, fines, settlements or legal costs, or change our business practices. Any such proceedings could materially and adversely affect our business, financial condition and results of operations.

We may pursue strategic alliances, investments or acquisitions, which could be costly, difficult to integrate and disruptive.

We may evaluate and selectively pursue strategic alliances, investments or acquisitions across the automobile value chain to supplement and complement our existing services and strategies. Such transactions involve risks, including:

•        lack of suitable opportunities;

•        competition for targets or partners;

•        difficulties integrating operations, personnel, systems, data, technologies, products and services;

•        diversion of management attention;

•        inability to realize expected synergies or benefits;

•        assumption of unknown liabilities;

•        regulatory risks;

•        cultural and operational integration challenges;

•        increased costs; and

•        potential dilution or increased indebtedness.

We may not complete any strategic alliance, investment or acquisition, and any transaction we complete may not achieve the intended benefits. Any such transaction could materially and adversely affect our business, financial condition and results of operations.

Natural disasters, public health emergencies, power outages, technology failures and other events could disrupt our operations.

Our business could be disrupted by natural disasters, severe weather, fire, flood, earthquake, power loss, telecommunications failure, cybersecurity incidents, public health emergencies, labor disruptions, civil unrest, terrorism, war or other events. Our operations are concentrated in Richmond, British Columbia and the Greater Vancouver area. If any such event affects our facilities, employees, inventory, technology systems, service providers or customers, our operations may be materially disrupted.

Any such disruption could impair our ability to acquire inventory, display vehicles, complete transactions, provide after-sales support, operate technology systems or generate revenue. We may not have sufficient insurance to cover losses arising from such events.

If we fail to effectively manage credit risk and interest rate risk, our business, financial condition, and results of operations could be adversely affected.

We face credit risk on accounts receivable, financing-related receivables, customer payment obligations, leasing and rent-to-own arrangements, cash balances and other current assets. We also face interest rate risk through floating-rate bank balances, financing arrangements and the impact of interest rates on consumer affordability and demand. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk” for further details. Although our management actively monitor the risk level, we cannot assure you that we are able to mitigate all risks in a timely manner, in particular risks beyond our control, such as a slowdown in economic growth, credit crisis or other adverse macroeconomic situations. If we fail to effectively manage credit risk and cash flow interest rate risk, our business, financial condition, and results of operations could be adversely affected.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Common Shares.

Our revenues and expenses are denominated predominantly in Canadian dollars. Our financial statements filed with the SEC and provided to shareholders are presented in U.S. dollars. Changes in the exchange rate between the Canadian dollar and the U.S. dollar affect the reported value of our assets, liabilities, revenues, expenses and results of operations when presented in U.S. dollars.

To the extent we convert U.S. dollar proceeds from this offering into Canadian dollars for operations, exchange rate fluctuations may affect the amount of Canadian dollars available to us. We have not used forward contracts, futures, swaps or other financial instruments to hedge foreign currency exposure. Significant exchange rate fluctuations could materially and adversely affect our financial condition and results of operations.

Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Common Shares

There may not be an active, liquid trading market for our Common Shares, and we do not know if a more liquid market for our Common Shares will develop to provide you with adequate liquidity.

Prior to this Offering, there has not been a public trading market for our Common Shares. We cannot assure you that an active trading market for our Common Shares will develop following this Offering, or if it does develop, will be maintained. We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this Offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. The public offering price for the Common Shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We intend to apply to list our Common Shares on Nasdaq but we provide no assurance that our Common Shares will be approved for listing on Nasdaq in connection with this Offering. Further, if we are successful in listing the Common Shares on Nasdaq, we cannot ensure that an active public market for our Common Shares will develop after this Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

•        you may not be able to liquidate your investment in our Common Shares;

•        you may not be able to resell your Common Shares at or above the public offering price;

•        the market price of our Common Shares may experience more price volatility; and

•        there may be less efficiency in carrying out your purchase and sale orders.

The market price of our Common Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price. We may also experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

The IPO price for our Common Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Common Shares following our IPO. If you purchase our Common Shares in our IPO, you may not be able to resell those Common Shares at or above the IPO price. We cannot assure you that our Common Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Common Shares that have occurred from time to time prior to our initial public offering. The market price of our Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent IPOs, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

In addition, if the trading volumes of our Common Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Common Shares. This low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares. As a result of this volatility, investors may experience losses on their investment in our Common Shares. A decline in the market price of our Common Shares also could adversely affect our ability to issue additional Common Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Common Shares will develop or be sustained. If an active market does not develop, holders of our Common Shares may be unable to readily sell the Common Shares they hold or may not be able to sell their Common Shares at all.

If securities or industry analysts do not publish research about us, or if they publish negative reports, the market price and trading volume of our Common Shares could decline.

The trading market for the Common Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Common Shares, the market price for the Common Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the Common Shares to decline.

Nasdaq may apply additional and more stringent criteria for our initial listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. In respect of any of the aforementioned concerns, we may be subject to additional and more stringent criteria of Nasdaq for our initial listing, which might cause delay or even denial of our listing application for our Common Shares.

If we fail to continue to meet applicable listing requirements, Nasdaq may delist our Common Shares from trading, in which case the liquidity and market price of our Common Shares could decline.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future, even if we initially meet the listing requirements and other applicable rules of Nasdaq. If we fail to comply with the applicable listing standards and Nasdaq delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Common Shares;

•        reduced liquidity for our Common Shares;

•        a determination that our Common Shares are considered to be a “penny stock”, which would require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity. Additionally, the requirements of being a public company may strain our resources and divert management’s attention.

Upon completion of this Offering, we will become a public company in the U.S. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Common Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Additionally, as a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Our Significant Shareholder has considerable influence over our corporate matters.

Mr. Guiyuan Yang, our Chairman and Director, owns and controls 9,884,625 Common Shares, or 98.85% of the aggregate voting power of our Common Shares on a pre-Offering basis and [•]% of the aggregate voting power of our Common Shares on a post-Offering basis (assuming the underwriters do not exercise their over-allotment option). As a result, Mr. Yang will have control over corporate matters requiring shareholder approval, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Common Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our Significant Shareholder may have conflicts of interest with us.

Because our Significant Shareholder has considerable influence over corporate matters, his interests may differ from the interests of other shareholders. He may influence decisions regarding directors, management, business strategy, financing, acquisitions, dividends or other matters in a manner that may not be aligned with the interests of other shareholders. We may not be able to resolve conflicts of interest on favorable terms, and any such conflicts could materially and adversely affect our business, financial condition and results of operations.

We will be a “controlled company” within the meaning of Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this Offering, Mr. Guiyuan Yang will hold more than 50% of the voting power for the election of directors, and we will be a “controlled company” within the meaning of the Nasdaq Rules. Under Nasdaq Rule 5615(c), a controlled company is exempt from the requirements that a majority of its board of directors be independent, that its director nominees be selected or recommended by a majority of its independent directors or by a nominating committee composed solely of independent directors, and that the compensation of its executive officers be determined by a majority of its independent directors or by a compensation committee composed solely of independent directors. The controlled company exemption does not extend to the audit committee requirements of Nasdaq Rule 5605(c). Although we do not currently intend to rely on these exemptions, we may elect to do so at any time for so long as we remain a controlled company, in which case you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this Offering, we will be a publicly listed company in the U.S. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or file proxy statements that comply with the SEC’s proxy rules. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short swing profit recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are permitted to follow certain home country corporate governance practices in lieu of the Nasdaq corporate governance listing standards, and our shareholders may be afforded less protection than they otherwise would.

As a Canadian company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Canada, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. We do not currently plan to rely on home country practice with respect to any corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceeds US$1.235 billion, (2) if we issue more than US$1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, in which case we would cease to be an emerging growth company as of the last day of that fiscal year. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

Common Shares eligible for future sale may adversely affect the market price of our Common Shares, as the future sales, or the perception of future sales, of a substantial amount of outstanding Common Shares in the public marketplace could reduce the price of our Common Shares.

The sale of substantial amounts of Common Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this Offering we will have a total of [•] Common Shares outstanding, assuming that the underwriters do not exercise their over-allotment option. Of the outstanding Common Shares, the [•] Common Shares sold or issued in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Common Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” All remaining Common Shares, which are currently held by our shareholders, may be sold in the public market in the future subject to the lock-up agreements and the restrictions contained in Rule 144 under the Securities Act. If our shareholders sell a substantial amount of Common Shares, the prevailing market price for our Common Shares could be adversely affected. Our executive officers, directors and shareholders will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of our Common Shares and certain other securities held by them for a period of no less than [•] months following the date of closing of this Offering. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the Common Shares subject to any such lock-up agreements. As restrictions on resale end, the market price of our Common Shares could drop significantly if the holders of our restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Common Shares or other securities.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our IPO. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our IPO in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds to finance further expansion of our capacity and business for our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•        further limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•        limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Common Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You will experience immediate and substantial dilution.

The IPO price of our Common Shares is substantially higher than the pro forma net tangible book value per share of our Common Shares. Assuming the completion of the Offering, if you purchase Common Shares in this Offering, you will incur immediate dilution in the pro forma as adjusted net tangible book value per share from the price per share that you pay for the shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment. Please refer to the section titled “Dilution.”

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Common Shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We do not expect to pay dividends in the foreseeable future after this Offering. You must rely on price appreciation of the Common Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Common Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of the BCBCA. Under the BCBCA, the Company must not declare or pay a dividend if there are reasonable grounds for believing that: (a) the Company is insolvent; or (b) the payment of the dividend would render the Company insolvent. A company is insolvent for this purpose if it is unable to pay its debts as they become due in the ordinary course of its business or if the realizable value of its assets is less than the aggregate of its liabilities. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Common Shares will likely depend entirely upon any future price appreciation of the Common Shares. There is no guarantee that the Common Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Common Shares. You may not realize a return on your investment in the Common Shares and you may even lose your entire investment in the Common Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        our future financial performance, including our expectations regarding our revenue, cost of revenue, and operating expenses, and our ability to achieve or maintain future profitability;

•        the changes in prices of new and used vehicles;

•        our ability to acquire desirable inventory;

•        our ability to compete in the highly competitive industry in which we participate;

•        our ability to attract and retain employees and key personnel;

•        our ability to sell our inventory expeditiously;

•        our expectations regarding the macroeconomic environment, inflation and high interest rates, uncertainty in the global banking and financial services markets, political uncertainty and international conflicts around the world;

•        our ability to sell and generate gains on the sale of automotive finance receivables;

•        our ability to manage risk associated with our business;

•        our ability to successfully market and brand our business;

•        our expectations concerning relationships with third parties;

•        our ability to comply with the laws and regulations to which we are subject;

•        the changes in laws and regulations to which we are subject;

•        our expectations regarding new and evolving markets;

•        our expectations and management of future growth; and

•        risks related to the larger automotive ecosystem.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this registration statement.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this registration statement. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this registration statement. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this registration statement relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this registration statement to reflect events or circumstances after the date of this registration statement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, partnerships, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources, as well as the industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in Canada. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Common Shares. In addition, the new and rapidly changing nature of the automotive industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriters’ discount and commissions, the non-accountable expense allowance and offering expenses payable by us, we expect to receive net proceeds of approximately US$[•] million (or US$[•] million in the aggregate if the underwriters exercise their over-allotment option in full) from this Offering. These estimates are based upon an assumed IPO price of US$[•] per Common Share, which is the midpoint of the price range set forth on the cover of this prospectus.

We intend to use the net proceeds of this Offering as follows:

•        approximately 40%, or US$[•] million, for expanding our vehicle inventory and supporting working capital requirements, including vehicle acquisition, inventory financing and operational needs;

•        approximately 30%, or US$[•] million, for expanding our retail and rental operations, including opening additional locations, increasing market coverage and strengthening our presence in the Greater Vancouver area and other Canadian markets;

•        approximately 20%, or US$[•] million, for technology development and digital infrastructure enhancement, including customer acquisition systems, inventory management systems, data analytics and artificial intelligence (“AI”) capabilities; and

•        approximately 10%, or US$[•] million, for general corporate and working capital purposes.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Each US$1.00 increase (decrease) in the assumed IPO price of US$[•] per Common Share would increase (decrease) the net proceeds to us from this Offering by US$[•] million, assuming that the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Common Shares we are offering would increase (decrease) the net proceeds to us from this Offering by US$[•] million, assuming the assumed IPO price remains the same, and after deducting the underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us.

DIVIDEND POLICY

On May 31, 2024, dividends totaling $153,290 were declared and paid to the noncontrolling shareholders of our subsidiary UC Auto Limited. We have not declared or paid any dividends on our Common Shares. We have no plan to declare or pay any dividends in the near future on our Common Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the operation, development and expansion of the business. Any future declaration and payment of cash dividends or other distributions of capital will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and any other factors that our Board deems relevant in making such a determination.

CAPITALIZATION

The following table set forth our capitalization as of December 31, 2025:

•        on an actual basis;

•        on an as adjusted basis to give effect to the issuance and sale of [•] Common Shares in this offering at an assumed initial public offering price of US$[•] per Common Share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

	As of December 31, 2025
	Actual (audited)		As adjusted (unaudited)(1)
Equity:	$		$
Common Shares, no par value, unlimited Common Shares authorized, 9,884,625 Common Shares issued and outstanding, actual; [•] Common Shares issued and outstanding, as adjusted		—
Preferred Shares, no par value, unlimited Preferred Shares authorized, nil Preferred Shares issued and outstanding, actual; nil Preferred Shares issued and outstanding, as adjusted		—
Additional paid-in capital(2)		4,726
Retained earnings		4,034,342
Accumulated other comprehensive income		1,941
Total Shareholders’ Equity		4,915,970
Total capitalization		$7,320,021	$

____________

(1)      The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing.

(2)      Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses. We estimate that such net proceeds will be approximately US$[•]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to Offering”.

A US$1.00 increase (decrease) in the assumed public offering price of US$[•] per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of total shareholders’ equity and total capitalization by approximately US$[•] million, assuming that the number of Common Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

Similarly, each increase (decrease) of 1,000,000 Common Shares offered by us would increase (decrease) the pro forma as adjusted amount of each of shareholders’ equity (deficit) and total capitalization by approximately US$[•] million, assuming the assumed initial public offering price of US$[•] per Common Share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

DILUTION

If you invest in our Common Shares, your interest will be diluted for each Common Share you purchase to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the net tangible book value per share attributable to the existing shareholders for our presently outstanding Common Shares.

Our net tangible book value as of December 31, 2025 was US$[•], or US$[•] per share. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities and less intangible assets. Dilution is determined by subtracting the net tangible book value per share (as adjusted for this offering) from the initial public offering price per share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [•] Common Shares offered in this offering based on an assumed initial public offering price of $[•] per share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2025, would have been $[•], or $[•] per share. This represents an immediate increase in net tangible book value of $[•] per share to the existing shareholders, and an immediate dilution in net tangible book value of $[•] per share to investors purchasing Common Share in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of December 31, 2025	$
Increase in net tangible book value per share attributable to payments by new investors	$
As adjusted net tangible book value per share immediately after this offering	$
Amount of dilution in net tangible book value per share to new investors in this offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Share (the midpoint of the initial public offering price range reflected on the cover page of this prospectus), would increase our as adjusted net tangible book value per Share after this Offering by $[•] per Share and the dilution per Share to new investors participating in this Offering by $[•] per Share, assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, the non-accountable expense allowance, the advisory fees and estimated offering expenses payable by us. Similarly, each 1,000,000 increase (decrease) in the number of Shares offered by us would increase (decrease) our as adjusted net tangible book value per Share after this Offering by $[•] per Share and decrease (increase) the dilution per Share to new investors participating in this Offering by $[•] per Share, assuming that the assumed initial public offering price remains the same, after deducting the underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us.

The following tables summarize, on an as adjusted basis as of December 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Common Shares purchased from us, the total consideration paid and the average price per share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Common Shares purchased		Total consideration		Average price per Common Share
Over-allotment option not exercised	Number	Percent	Amount	Percent
($)
Existing shareholders
New investors
Total

	Common Shares purchased		Total consideration		Average price per Common Share
Over-allotment option exercised in full	Number	Percent	Amount	Percent
($)
Existing shareholders
New investors
Total

The as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Common Shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of various factors, including those described under “Risk Factors” and elsewhere in this prospectus.

Overview

UC Automotive Holdings Inc. and its subsidiaries, which we refer to as “UC Automotive,” “we,” “us,” or “our,” operate a used vehicle dealership business in Canada. We are principally engaged in the sale of used vehicles, vehicle leasing and rental activities, and related ancillary services. Our operations are conducted through our Canadian subsidiaries, including UC Auto Limited and Carkuku Auto Ltd.

Our revenue is primarily generated from auto sales, which represented substantially all of our total operating revenues for the years ended December 31, 2025 and 2024. We also generate revenue from car lease activities, service revenue, and other ancillary customer fees. Our business model depends on our ability to acquire desirable used vehicle inventory at competitive prices, manage inventory turnover, price vehicles effectively, and maintain sufficient gross profit after vehicle acquisition costs and other direct costs.

For the year ended December 31, 2025, we generated total operating revenues of $37.5 million, compared with $41.9 million for the year ended December 31, 2024. Although revenue decreased by approximately 10.6%, gross profit increased from $2.9 million to $3.4 million and net income attributable to ordinary shareholders of the company increased from $0.5 million to $0.8 million. The increase in profitability was primarily attributable to our increased focus on higher-margin retail vehicle sales and reduced lower-margin wholesale transactions, which contributed to improved gross margins despite lower overall revenue. Gross margin increased to 9.0% in 2025 from 6.9% in 2024.

Our growth strategy focuses on increasing the proportion of higher-margin retail vehicle sales, expanding financing platform participation, and growing our vehicle leasing and rental operations. We also continue to invest in technology and platform development, including AI-driven automotive solutions designed to enhance customer acquisition, vehicle sourcing, pricing, and operational efficiency. In addition, we seek to strengthen customer engagement and recurring business opportunities through our AutoOutlet and AutoClub programs. Management believes these initiatives will support long-term growth, improve customer retention, and enhance operating performance. Consistent with this strategy, the decline in wholesale vehicle sales volume during 2025 reflects the Company’s deliberate decision to prioritize higher-margin retail vehicle sales over lower-margin wholesale transactions rather than weakening customer demand. The Company expects wholesale sales volume to remain below historical levels as it continues to emphasize retail vehicle sales as part of its long-term growth strategy. While this strategy may moderate future revenue growth, management expects it to support higher gross margins and improved long-term profitability, although actual results will continue to depend on market demand, vehicle supply, and general economic conditions.

Key Factors Affecting Our Results of Operations

Used vehicle supply and acquisition costs

Our results are significantly affected by the availability and acquisition cost of used vehicles. We source used vehicles for resale and leasing, and our gross profit is affected by the price at which we acquire inventory, reconditioning and other direct costs, and the resale price we can achieve. During 2025, management continued to focus on retail vehicle sales, which generally generate higher margins than wholesale transactions. As part of this strategy, we reduced wholesale vehicle sales and maintained a disciplined approach to inventory acquisition and pricing. While this shift contributed to lower overall revenue compared to 2024, it supported improved gross margins and profitability. The Canadian used vehicle market remained competitive during 2025, requiring continued focus on vehicle sourcing, pricing, and inventory management. The Company does not believe its business is subject to significant seasonal fluctuations.

Vehicle pricing and gross margin

Our profitability depends on our ability to price vehicles appropriately based on market demand, vehicle condition, mileage, age, and comparable market pricing. Used vehicle prices may fluctuate due to changes in macroeconomic conditions, consumer demand, interest rates, availability of new vehicles, and supply of used vehicles. In 2025, despite lower revenue, our gross margin improved compared with 2024, which contributed to the increase in income from operations.

Inventory management

Used vehicle inventory represents a significant portion of our current assets. Management actively monitors inventory levels, vehicle aging, turnover rates, and market demand to optimize inventory utilization and reduce holding risks. During 2025, we maintained a disciplined inventory acquisition strategy and focused on managing inventory efficiently. As a result, inventory decreased to $3.4 million as of December 31, 2025 from $3.6 million as of December 31, 2024. Inventory turnover improved to 9.73 times in 2025 from 9.29 times in 2024, reflecting more efficient inventory utilization despite lower sales volume. Correspondingly, average inventory holding days decreased to approximately 38 days in 2025 from 39 days in 2024.

We are developing an Automotive AI Operating Platform intended to support inventory acquisition, pricing decisions, customer engagement, financing workflows, and operational efficiency. Management believes continued investment in technology may further enhance inventory management, improve operating performance, and support future growth initiatives.

Consumer demand and financing environment

Demand for used vehicles is affected by consumer confidence, disposable income, credit availability, interest rates, fuel prices, and general economic conditions in Canada. Higher financing costs or tighter credit conditions may reduce customers’ ability or willingness to purchase vehicles, which could adversely affect our sales volume and revenue.

As part of our long-term growth strategy, we have begun developing automotive financing and asset-backed lending capabilities through affiliated entities. Management believes these initiatives may enhance financing accessibility for customers, support vehicle sales growth, strengthen customer relationships, and create additional revenue opportunities in the future.

Operating expenses and scalability

Our operating expenses consist primarily of selling expenses and general and administrative expenses. We expect to continue to incur costs associated with operating as a public company following this offering, including legal, accounting, compliance, insurance, investor relations, and other administrative expenses. Our ability to maintain profitability will depend in part on our ability to control these costs while supporting our business operations.

Foreign currency translation

Our reporting currency is the U.S. dollar, while the functional currency of our Canadian subsidiaries is the Canadian dollar. As a result, our reported revenues, expenses, assets, liabilities, and cash flows are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated.

	For the Years Ended December 31,
	2025	2024
	USD	USD
OPERATING REVENUES
Auto sales	36,750,873	41,282,925
Other revenue	718,386	634,345
Total operating revenues	37,469,259	41,917,270

Cost of revenue	34,092,806	39,014,357

Gross profit	3,376,453	2,902,913

Operating expenses:
Selling expense	516,205	536,098
General and administrative expense	1,673,323	1,609,228
Total operating expenses	2,189,528	2,145,326

Operating Income (Loss)	1,186,925	757,587

Other expenses (Income):
Interest expense	62,224	61,233
Other expenses	(42,590)	82,593
Total other expenses (income)	19,634	143,826

Income (Loss) before income tax expenses	1,167,291	613,761
Income Taxes Expenses	265,078	147,380
Net Income (loss)	902,213	466,381

For the Years Ended December 31, 2025 and 2024

Total operating revenues

Total operating revenues decreased by $4.4 million, or 10.6%, to $37.5 million for the year ended December 31, 2025 from $41.9 million for the year ended December 31, 2024. The decrease was primarily attributable to a reduction in vehicle sales volume, as the number of vehicles sold decreased from 1,453 units in 2024 to 1,128 units in 2025. The percentage decline in revenue was smaller than the decline in unit sales volume because the average selling price per vehicle increased, reflecting our shift toward higher-priced retail sales.

Auto sales revenue decreased by $4.5 million, or 11.0%, to $36.8 million for the year ended December 31, 2025 from $41.3 million for the year ended December 31, 2024. The decrease was primarily attributable to the reduction in vehicles sold during the period, partially offset by a higher average selling price per vehicle.

Other revenue, which primarily consists of vehicle lease revenue, service revenue, and ancillary customer fees, increased by $0.1 million, or 13.2%, to $0.7 million in 2025 from $0.6 million in 2024. The increase was primarily attributable to higher lease revenue, primarily driven by lease revenue from a related party (Guiyuan Yang), and ancillary customer fees, partially offset by lower service-related activities.

Cost of revenues

Cost of revenues decreased by $4.9 million, or 12.6%, to $34.1 million for the year ended December 31, 2025 from $39.0 million for the year ended December 31, 2024. The decrease was generally consistent with the decrease in auto sales revenue and reflected lower vehicle sales activity and related direct costs.

Gross profit

Gross profit increased by $473,540, or 16.3%, to $3.4 million for the year ended December 31, 2025 from $2.9 million for the year ended December 31, 2024. Gross margin increased to 9.0% in 2025 from 6.9% in 2024. The improvement in gross margin was primarily driven by a shift toward higher-margin retail vehicle sales, with retail vehicle sales increasing to approximately 80% of total vehicle sales in 2025 from approximately 68% in 2024, while wholesale vehicle sales declined to approximately 20% from approximately 32%. The improved sales mix, together with improved vehicle purchasing and pricing and better management of direct costs, contributed to the increase in gross margin. Management believes that its continued focus on higher-margin retail vehicle sales is expected to support gross margins; however, future gross margins may be affected by changes in used vehicle market prices, vehicle acquisition costs, customer demand, and competitive pricing.

Operating expenses

Total operating expenses increased by $44,202, or 2.1%, to $2.2 million for the year ended December 31, 2025 from $2.1 million for the year ended December 31, 2024.

Selling expenses decreased by $19,893, or 3.7%, to $516,205 for the year ended December 31, 2025 from $536,098 for the year ended December 31, 2024. The decrease was primarily due to lower sales and marketing-related expenses.

General and administrative expenses increased by $64,095, or 4.0%, to $1.7 million for the year ended December 31, 2025 from $1.6 million for the year ended December 31, 2024. The increase was primarily attributable to higher personnel-related costs, partially offset by lower advertising, depreciation, and professional service expenses.

Income from operations

Income from operations increased by $429,338, or 56.7%, to $1.2 million for the year ended December 31, 2025 from $757,587 for the year ended December 31, 2024. The increase was primarily due to higher gross profit, partially offset by a modest increase in operating expenses.

Other income and expenses

Interest expense was $62,224 for the year ended December 31, 2025, compared with $61,233 for the year ended December 31, 2024, and remained relatively consistent year over year. We recognized other income, net of $42,590 for the year ended December 31, 2025, compared with other expense, net of $82,593 for the year ended December 31, 2024. The change was primarily attributable to the absence in 2025 of the $109,318 impairment of our equity-method investment recognized in 2024, together with higher interest and finance income during 2025.

Income tax expense

Income tax expense increased by $117,698, or 79.9%, to $265,078 for the year ended December 31, 2025 from $147,380 for the year ended December 31, 2024, primarily due to higher pretax income. The effective income tax rate was 23% in 2025 compared to 24% in 2024.

Net income

Net income increased by $435,832, or 93.4%, to $902,213 for the year ended December 31, 2025 from $466,381 for the year ended December 31, 2024.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders increased to $772,119 for the year ended December 31, 2025 from $463,838 for the year ended December 31, 2024.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operating activities, related party funding, and borrowings. Our principal liquidity requirements are to fund vehicle inventory purchases, operating expenses, lease obligations, taxes, capital expenditures, and other working capital needs.

As of December 31, 2025, we had cash and cash equivalents of $1.7 million, compared with $1.5 million as of December 31, 2024. Management believes that existing cash balances, cash generated from operations, and anticipated net proceeds from this offering will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. Management continues to monitor changes in used vehicle market prices and the availability of customer financing, which may affect vehicle demand and operating cash flows. The Company expects future capital requirements to primarily relate to working capital, inventory purchases, and the continued expansion of its operations. The Company will also continue to meet its obligations under existing lease arrangements as they become due.

During 2025, operating activities remained our primary source of liquidity, generating approximately $0.8 million of cash. In addition, during 2024 we received approximately $0.4 million of funding from related parties, whereas during 2025 our related party activity resulted in a net cash outflow. As of December 31, 2025, amounts due to related parties decreased to $0.4 million ($375,337) from $0.7 million ($731,160) as of December 31, 2024.

Cash Flows

Operating activities

Net cash provided by operating activities was $818,311 for the year ended December 31, 2025, compared with $1.1 million for the year ended December 31, 2024. Net cash provided by operating activities in 2025 was primarily attributable to net income, depreciation and amortization, a reduction in inventory balances, and increases in accounts payable and other liabilities. These positive cash flow impacts were partially offset by a decrease in customer deposits and changes in other operating assets and liabilities.

Investing activities

Net cash used in investing activities was $199,935 for the year ended December 31, 2025, compared with $235,049 for the year ended December 31, 2024. Net cash used in investing activities in 2025 primarily reflected purchases of property and equipment.

Financing activities

Net cash used in financing activities was $581,581 for the year ended December 31, 2025, compared with $388,430 for the year ended December 31, 2024. Net cash used in financing activities in 2025 primarily reflected repayments of long-term borrowings and changes in related party funding. During 2025, we had a net related party cash outflow of approximately $438,407 within financing activities, compared with a net related party cash inflow of $204,884 during 2024.

Working Capital

Our working capital needs are primarily driven by the timing of vehicle inventory purchases and sales, customer deposits, accounts payable, lease obligations, and related party balances. As of December 31, 2025, we had current assets of $5.8 million and current liabilities of $1.9 million, resulting in positive working capital of approximately $3.9 million. The decrease in inventory balances during 2025 contributed positively to operating cash flows and reflected management’s ongoing efforts to efficiently manage inventory levels and working capital. Our current assets consisted primarily of cash and cash equivalents, inventories, accounts receivable, amounts due from related parties, and prepaid expenses, while our current liabilities consisted primarily of accounts payable, customer deposits, lease liabilities, amounts due to related parties, and other current liabilities.

Capital Expenditures

We made capital expenditures of $0.2 million and $0.2 million during the years ended December 31, 2025 and 2024, respectively. Capital expenditures during the periods presented primarily related to vehicles reclassified from inventory to property and equipment for use in our vehicle leasing operations, as well as leasehold improvements and equipment used to support business operations. Going forward, we expect capital expenditures to continue to support our leasing activities and operational needs.

Commitments and Contractual Obligations

We had no material commitments or contractual obligations during any of the periods presented other than those disclosed in Note 12 “Leases” and Note 8 “Loan” of our consolidated financial statements. These obligations included operating lease liabilities with a present value of $455,268 and total undiscounted future lease payments of $498,398, payable through 2028, as well as outstanding borrowings under the Company’s credit line of $219,059, in each case as of December 31, 2025.

Off Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Certain estimates require management to make significant judgments regarding matters that are inherently uncertain. Changes in these estimates and assumptions could materially affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures in future periods. Actual results may differ from these estimates.

Revenue recognition

We recognize revenue from used vehicle sales, wholesale and export vehicle sales when control of the vehicle is transferred to the customer, which generally occurs upon delivery of the vehicle, transfer of title, and customer acceptance. For export sales, revenue is recognized when control transfers to the customer in accordance with the applicable contractual shipping terms. Revenue from vehicle leasing and rental arrangements is recognized in accordance with ASC 842. Ancillary fees are recognized when earned under the applicable arrangement. For sales-type and direct financing leases, the Company recognizes selling profit or loss, if applicable, at lease commencement and subsequently recognizes interest income over the lease term using the effective interest method. We continue to expand our vehicle leasing and rental operations as part of our strategy to diversify revenue sources and improve utilization of selected inventory assets.

Inventory valuation

Inventory represents a significant portion of the Company’s current assets and is stated at the lower of cost or net realizable value. We evaluate inventory for allowance based on market conditions, vehicle age, condition, expected selling price, and other relevant factors. Changes in market conditions, vehicle demand, or expected selling prices could result in adjustments to inventory carrying values and gross profit. No inventory allowance was recorded as of December 31, 2025 or 2024.

Leased-Vehicle Residual Values

Vehicles subject to operating lease arrangements are classified as property and equipment and depreciated over their estimated useful lives. We estimate the residual values of leased vehicles based on historical resale experience, vehicle age and condition, mileage, current market conditions, and expected disposition values. Changes in these assumptions could affect depreciation expense and the carrying amount of leased vehicles.

Allowance for credit losses

Accounts receivable are recorded net of allowances for expected credit losses. We evaluate collectability based on historical collection experience, customer credit quality, aging of receivables, current economic conditions, and reasonable and supportable forecasts. Management’s evaluation of collectability requires significant judgment, particularly with respect to changes in customer credit quality and economic conditions. No allowance for expected credit losses was recorded as of December 31, 2025 or 2024.

Lease accounting

We account for leases in accordance with ASC 842. Determining lease liabilities and right-of-use assets requires management to estimate the lease term, including renewal options when reasonably certain of exercise, and the incremental borrowing rate used to discount future lease payments. Determining the incremental borrowing rate requires significant judgment and considers factors such as the Company’s credit risk, lease term, and prevailing market borrowing rates. Changes in these assumptions could affect the measurement of lease liabilities and right-of-use assets, as well as the amount of lease-related expense recognized in future periods.

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. We evaluate deferred tax assets for realizability and record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recently Issued and Adopted Accounting Pronouncements

See “Note 2 — Summary of significant accounting policies — Recent accounting pronouncements” in the Notes to consolidated Financial Statements included in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency risk

Because substantially all of our operations are conducted in Canada and the functional currency of our Canadian subsidiaries is the Canadian dollar, we are exposed to foreign currency translation risk when our financial statements are translated into U.S. dollars. Fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar may affect our reported financial results.

Interest rate risk

We are exposed to interest rate risk primarily in connection with obtaining additional financing or refinancing existing borrowings. Increases in interest rates could increase our borrowing costs and adversely affect our results of operations and cash flows.

Inflation risk

Inflation may affect our business by increasing vehicle acquisition costs, labor costs, rent, insurance, professional fees, and other operating expenses. If we are unable to pass these increased costs on to customers through higher selling prices, our gross profit and operating results may be adversely affected.

OUR CORPORATE HISTORY AND STRUCTURE

Corporate History

We were incorporated under the BCBCA on November 23, 2020 under the name “YGY Holding Ltd.” We subsequently changed our name to “UC Automotive Holdings Inc.” on July 8, 2026. UC Auto Limited was incorporated under the BCBCA on April 21, 2016. Carkuku Auto Ltd. was incorporated under the BCBCA on June 11, 2021.

Prior to the reorganization described below, UC Auto and Carkuku conducted our operating business in Canada. Following the reorganization, UC Holdings became the holding company of our operating subsidiaries and owns all of the issued and outstanding equity securities of UC Auto and Carkuku.

Corporate Reorganization

As part of the reorganization and immediately prior to the share transfer described below, on August 3, 2026, the Company subdivided its issued and outstanding Common Shares on a basis of 98,846.25 Common Shares for each outstanding Common Share, resulting in Guiyuan Yang holding 9,884,625 Common Shares.

Prior to this Offering, we completed a corporate reorganization pursuant to which we changed our name to “UC Automotive Holdings Inc.” and became the holding company of our operating subsidiaries.

In connection with the reorganization, Shun Gu transferred 1,861,000 shares in the capital of UC Auto to UC Holdings in consideration for 115,375 Common Shares of UC Holdings.

As a result of the reorganization, UC Auto became a wholly owned subsidiary of UC Holdings. UC Holdings owns 100% of the issued and outstanding shares of UC Auto and 100% of the issued and outstanding shares of Carkuku. We conduct our business through UC Auto and Carkuku.

Immediately following the reorganization and prior to this Offering, Guiyuan Yang and Shun Gu held approximately 98.85% and 1.15%, respectively, of the issued and outstanding Common Shares of UC Holdings.

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this prospectus, based on 10,000,000 Common Shares outstanding as of the date of this prospectus:

The chart below illustrates our corporate structure and identifies our subsidiaries immediately after our initial public offering, based on 10,000,000 Common Shares outstanding as of the date of this prospectus and [•] Common Shares to be sold in this IPO, assuming no exercise of the underwriters’ over-allotment option:

Name	Background	Ownership
UC Auto Limited	Incorporated on April 21, 2016 under the BCBCA.	100% owned by UC Holdings
Carkuku Auto Ltd.	Incorporated on June 11, 2021 under the BCBCA.	100% owned by UC Holdings

Our Significant Shareholder, Mr. Guiyuan Yang, currently owns 98.85% of our Common Shares, and, upon consummation of this Offering, our Significant Shareholder will own [•]% of our Common Shares, assuming the underwriters do not exercise their over-allotment option, or [•]% of our Common Shares, assuming the underwriters exercise their over-allotment option. See “Risk Factors — Risks Related to Our Corporate Structure, Initial Public Offering and Ownership of Our Common Shares — Our Significant Shareholder has considerable influence over our corporate matters.”

INDUSTRY OVERVIEW

The information presented in this section has been derived from the industry report commissioned by us in August 2026 and prepared by Frost & Sullivan, an independent research firm. We commissioned Frost & Sullivan for the preparation of the industry report, and that fee is not contingent upon the completion of this Offering or upon the content or conclusions of the report. The preparation of such industry report involved in-depth interviews with leading industry participants and industry experts, and reviewing company reports, independent research reports and data based on Frost & Sullivan’s own research database. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this Offering has independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

Overview of the Global and Canadian Used Vehicle Trading and Services Industry Market

Definition and Classification of the Used Vehicle Trading and Services Industry

Definition of the Used Vehicle Trading and Services Industry

The used vehicle trading and service industry encompasses the full spectrum of economic activities centered on motor vehicles that have been previously registered and re-enter the marketplace during their useful life. Beyond the core transaction of ownership transfer, this industry includes a broad range of derivative services such as financing, insurance, inspection, valuation, maintenance and repair, auction, and leasing — all of which support and facilitate the trading process. Compared with the new vehicle market, the used vehicle market is characterized by a more diversified supply base and a more fragmented pool of transacting parties, resulting in a longer service chain and a wider variety of business models.

The used vehicle trading and service market is a vital component of the automotive industry ecosystem, fulfilling critical functions in vehicle value redistribution, consumption-tier structuring, and resource recycling. As global vehicle parc continues to grow and the average age of vehicles on the road increases, the used vehicle market has risen to a dominant position within the broader automotive consumption landscape — its scale now exceeding that of the new vehicle market.

Classification of the Used Vehicle Trading and Services Industry

The used vehicle trading and services industry can be classified along two dimensions: service type and business model. By service type, it encompasses four major segments: dealership, leasing, financial services and maintenance and repair services; dealership is the core of the industry, finance is the most profitable segment, and maintenance and repair is the key touchpoint for full-lifecycle management. By business model, the industry exhibits a gradient evolution from traditional brick-and-mortar stores to online trading platforms and integrated service platforms, and then to AI-enabled platforms, which represent an emerging direction of industry innovation by progressively applying artificial intelligence technologies to enhance operational efficiency, decision-making capabilities and customer experience across selected stages of the transaction process.

Source: Frost & Sullivan

By Service Type

•        Used Vehicle Retailing — Used vehicle retailing is the industry’s foundational segment, encompassing the business of acquiring used vehicles and reselling them to end consumers for a margin. Dealers bear the full cost of the end-to-end process — vehicle procurement, reconditioning, inventory management, marketing, and customer service — while also capturing the full spread between acquisition and sale prices. Depending on the nature of the operator, used vehicle retailing can be further divided into franchised dealer sales, independent dealer sales, and private-party sales. Franchised dealers leverage OEM-certified pre-owned programs and factory-backed service networks to hold a strong position in the mid-to-premium segment; independent dealers, with their flexible operating models and localized presence, are broadly distributed across the mass market.

•        Used Vehicle Leasing — Used vehicle leasing refers to the practice of renting out pre-owned vehicles to customers for a defined period in exchange for periodic payments, primarily in two forms: operating leases and finance leases. Operating leases emphasize the short-term transfer of vehicle usage rights — the customer pays rent in exchange for the utility of the vehicle and returns it at the end of the term. Finance leases combine elements of both financing and asset usage, giving the lessee the option to acquire ownership at the end of the lease term for a nominal amount. Used vehicle leasing plays an important role in corporate fleet management, shared mobility supply, and individual short-term transportation needs.

•        Used Vehicle Financial Services — Used vehicle financial services encompass the financing and credit support ecosystem that underpins vehicle transactions, including auto loans, finance leases, insurance brokerage, and related financial products. Used vehicle finance is the critical link connecting consumers’ purchasing power with vehicle values, and it is also one of the industry’s most important sources of profit.

•        Used Vehicle Maintenance and Repair — Used vehicle maintenance and repair services cover the post-delivery servicing, scheduled maintenance, repairs, and reconditioning of pre-owned vehicles — a vital component of full-lifecycle value management. Because used vehicles vary widely in condition and have complex usage histories, the frequency and technical demands of maintenance and repair are materially higher than for new vehicles.

By Business Model

•        Traditional Used Vehicle Dealers — Traditional used vehicle dealers operate primarily through physical locations where customers visit in person to browse, test-drive, and negotiate prices. The strength of this model lies in the buyer’s ability to physically inspect the vehicle and engage in face-to-face communication, making it well suited to quality-conscious, experience-oriented buyers. Revenue is derived mainly from the buy-sell spread, supplemented by finance and insurance commissions and after-sales service income.

•        Online Used Vehicle Trading Platforms — Online used vehicle trading platforms are internet-centric, providing vehicle search, price comparison, and online consultation through websites and mobile applications. These platforms can be further divided into classified-listing platforms and full-service transaction platforms. Classified platforms primarily offer vehicle listings and lead distribution without taking ownership of inventory or participating directly in transactions. Full-service platforms, by contrast, are deeply embedded in the transaction process, offering online financing, logistics, after-sales guarantees, and other one-stop services.

•        Integrated Used Vehicle Service Platforms — Integrated used vehicle service platforms consolidate the entire value chain — vehicle acquisition, reconditioning, pricing and sales, financing and insurance, extended warranties and after-sales service, and logistics — into a single, one-stop offering. These platforms typically operate a direct-inventory model, holding title to vehicles and exercising full-process control over quality and customer experience.

•        AI-Enabled Used Vehicle Trading and Service Platforms — AI-enable used vehicle trading platforms use, or are progressively introducing, artificial intelligence and data analytics across selected stages of the transaction workflow, which may include vehicle sourcing and evaluation, pricing, inventory management, demand matching, risk control and customer service. The scope and maturity of deployment vary by platform and function, ranging from production use to controlled pilots and applications under development. AI generally serves as a decision-support and operational enhancement tool rather than fully replacing human judgment across the transaction process.

Analysis of the Industrial Chain of the Used Vehicle Trading and Services Industry

Overview of the Used Vehicle Trading and Services Industrial Chain

The used vehicle trading and service value chain follows a classic “Supply — Distribution — Consumption” three-stage structure, encompassing the complete value-delivery chain from the vehicle supply side to the demand side.

Source: Frost & Sullivan

Upstream — Vehicle Supply

Upstream vehicle supply is the starting point of the value chain and determines the scale and structure of market supply. Key supply channels include:

•        Private-party sellers — Private-party sellers represent the most fragmented and foundational source of used vehicles. As vehicle parc grows and replacement cycles shorten, the supply of trade-in and direct-sale vehicles from individual owners continues to expand. Private-party supply is characterized by high fragmentation, small individual volumes, wide variance in vehicle condition, and strong price elasticity — making it a key supply source for both C2C transactions and platform procurement models.

•        Dealer trade-ins — Dealer trade-ins are a more organized supply channel. New vehicle dealers, alongside new vehicle sales, acquire large volumes of trade-in vehicles through buy-back programs. Higher-quality units enter franchised certified pre-owned channels, while the remainder flows into the independent market through auctions or wholesale channels. The advantage of dealer trade-in supply is relatively transparent condition history, concentrated sourcing, and high acquisition efficiency.

•        Off-lease and fleet vehicles — Off-lease vehicles from rental companies and corporate fleets represent a source of consistent quality with complete maintenance records. Operating-lease vehicles typically maintain disciplined, scheduled service histories and standardized fleet management, resulting in strong overall condition.

•        Repossessed vehicles — Repossessed vehicles from financial institutions include loan-default recoveries and end-of-lease buybacks. These volumes are typically available in large batches at competitive prices, though condition quality can vary significantly, necessitating professional inspection and reconditioning.

Midstream — Used Vehicle Trading and Service Market

The midstream serves as the core nexus of the value chain, performing the critical functions of vehicle aggregation, price discovery, transaction matching, and service value-addition. Midstream participants are diverse, encompassing various used vehicle trading and service platforms, financial service providers, and maintenance service suppliers.

Downstream — End-User Market

The downstream end-user market is the final outlet of the value chain, determining demand volume and market direction. The downstream of the used vehicle trading and service industry primarily comprises two categories of users:

•        Individual consumers — Individual consumers are the largest buyer group, accounting for approximately 75%–80% of used vehicle transactions. This group can be further segmented into first-time buyers, upgraders, and purchasers of a second household vehicle. Individual buyers are typically highly price-sensitive, closely attentive to vehicle condition, and have relatively long decision-making cycles.

•        Commercial buyers — Commercial buyers account for approximately 20%–25% of used vehicle transactions and include a range of enterprises and institutions that need to acquire fleet vehicles — logistics companies, rental firms, taxi and ride-hailing operators, and government agencies, among others. Commercial procurement is characterized by batch purchasing, rational decision-making, and a strong focus on total cost of ownership and after-sales service support. The lower acquisition cost and slower depreciation of used vehicles make them particularly attractive to small and medium-sized enterprises and budget-sensitive institutions.

In addition, supporting players such as inspection and certification agencies, insurance companies, logistics service providers, and IT service providers operate across all stages of the value chain, supplying the infrastructure and professional services that enable transactions to proceed smoothly.

Cost Structure of the Used Vehicle Trading and Services Industry and Value Transfer Trends Along the Industrial Chain

The used vehicle trading and services industry is characterized by multiple levels and multiple links. At the industry average level, vehicle procurement cost is the largest cost item, accounting for approximately 80%-85% of sales. Reconditioning and maintenance expenses vary by vehicle condition, averaging approximately 3%-8%; logistics and transportation expenses account for approximately 1%-3%; inspection, certification, cleaning and detailing expenses account for approximately 0.5%-2%; advertising and marketing expenses account for approximately 1%-3%; inventory financing costs account for approximately 1%-4%; and management and labor expense amortization accounts for approximately 2%-5%.

A comparison of profit margins across the industrial chain reveals the unevenness of value distribution. To more clearly illustrate the differences in profitability across links, the following provides a systematic comparison in the order of the industrial chain:

Vehicle procurement/acquisition link:    The acquisition link is the major cost item in used vehicle transactions, and its quality and cost directly determine subsequent profit margins, making it the most critical link in the value chain. AI technology has the greatest application value at this link — precise acquisition pricing directly determines the profit ceiling of each vehicle.

Reconditioning and inspection link:    The profitability of reconditioning services depends on reconditioning cost control and quality consistency. Traditional reconditioning has high labor costs and low standardization; AI-assisted intelligent reconditioning management can reduce reconditioning costs by 15%-25% by optimizing scheduling, parts inventory and quality monitoring.

Wholesale/auction link:    The core value of auction business lies in “traffic + price discovery”; its profit margin is not high but asset turnover is extremely fast. The rise of online auctions has further improved turnover rates, while also putting traditional physical auctions under transformation pressure.

Used vehicle retail transaction link:    This is the link with the largest revenue scale but medium profit margins in the industrial chain. Profit margins vary significantly among retail companies using different models: high-margin independent boutique stores can achieve net margins of 8%-12%, while poorly managed dealers may incur losses.

Finance and insurance:    Finance commissions per vehicle can reach US$1,500-2,000, contributing more than 40% of gross profit for some dealers. The return on capital of the finance business typically ranges from 15%-25%, the highest among all links.

Used vehicle leasing:    The net margin of operating leases is approximately 5%-10%; finance leases have higher margins but also greater risk. The profitability of the leasing business hinges on residual value management capability — that is, whether the end-of-term residual value of vehicles can be accurately predicted and reasonably priced. AI has broad application prospects in this area, and more precise residual value forecasting can significantly improve the profitability of the leasing business.

In terms of value chain distribution, vehicle retail price spreads account for approximately 65% of the total value of the industrial chain, representing the most important source of value; derived services such as finance and insurance account for approximately 20%, the link with the highest profit margins; auction and wholesale services account for approximately 5%-8%; and aftermarket services such as maintenance and extended warranty account for approximately 7%-10%.

Global and Canadian Used Vehicle Trading and Service Industry Market Development Analysis

Global Market Size and Growth Trends of Used Vehicle Trading and Service Industry

The global used vehicle trading and service market has demonstrated sustained and resilient growth over the past several years, developing into an economic sector whose scale now exceeds that of the new vehicle market. This growth is underpinned by the convergence of multiple structural forces: on the supply side, rising global vehicle parc and increasing average vehicle age provide a large and growing base of potential used vehicles; on the demand side, the substantial rise in new vehicle prices in recent years — driven by higher raw material costs, lingering semiconductor-shortage effects, and the inflationary environment — has significantly raised the barrier to new vehicle purchase, channeling a large volume of demand toward the more affordable used vehicle segment. At the same time, rising consumer acceptance of used vehicles worldwide, the systematic reduction of information asymmetry by digital trading platforms, and the continued deepening of used vehicle financial services penetration collectively form the core growth engines of market expansion.

In terms of market size, the global used vehicle trading and service market reached a total value of USD 1,696.4 billion in 2021, spanning five major segments: retail transactions, leasing, maintenance and repair, financial services, and other related services. After five years of sustained growth, the total market size climbed to USD 2,244.1 billion in 2025, representing a compound annual growth rate (CAGR) of approximately 7.2% from 2021 to 2025, demonstrating the industry’s strong resilience and momentum under complex macroeconomic conditions.

Looking at segment-level performance, the retail segment remains the overwhelming core of the market, reaching USD 1,850.0 billion in 2025 and accounting for approximately 82.0% of total market size, with a 2021 – 2025 CAGR of 6.5%. The financial services segment experienced the fastest growth, reaching USD 91.2 billion in 2025 with a CAGR of 17.4%, reflecting strong demand fueled by rising financial penetration and fintech innovation. The maintenance and repair segment reached USD 77.1 billion in 2025, growing at a CAGR of 8.6%, driven by increasing vehicle parc and rising aftermarket demand. The leasing segment reached USD 221.8 billion in 2025, with a CAGR of 11.3%, propelled by corporate fleet management and shared mobility demand.

Looking ahead, the total market size is projected to grow from USD 2,376.7 billion in 2026 to USD 2,997.9 billion by 2030, at a CAGR of approximately 6.0% — a moderation in pace from the prior period, yet still reflecting solid underlying growth.

Source: Expert interviews, Frost & Sullivan

Canadian Market Size and Growth Trends of Used Vehicle Trading and Service Industry

The Canadian used vehicle trading and service market is an integral component of the North American automotive consumption system. Underpinned by a mature vehicle parc base, well-developed financial infrastructure, and high consumer readiness for digital engagement, the market exhibits a development trajectory characterized by steady growth alongside structural upgrading. As one of the countries with the highest per-capita vehicle ownership globally, Canada has seen market expansion driven by the lengthening of average vehicle service life, the sustained rise in new vehicle prices, and steadily growing consumer acceptance of pre-owned vehicles. In recent years, the Canadian used vehicle market has undergone a notable shift in consumer sentiment: as the average new vehicle price has surpassed CAD 60,000, a growing share of consumers now view used vehicles as the more value-conscious and rational choice, fueling continued growth in transaction volumes.

In terms of market size, the Canadian used vehicle trading and service market reached a total of USD 74.2 billion in 2021. By 2025, the total market size had climbed to USD 100.0 billion, representing a CAGR of approximately 7.8% from 2021 to 2025 — reflecting the Canadian market’s high-growth profile within the North American landscape. Looking ahead, total market size is projected to grow from USD 106.2 billion in 2026 to USD 136.3 billion by 2030, at a CAGR of approximately 6.4% — a moderation from the prior period, yet with overall growth momentum remaining solid.

Source: Expert interviews, Frost & Sullivan

In terms of channel structure, the Canadian used vehicle market is undergoing a profound channel transformation. Franchised new vehicle dealers, leveraging their certified pre-owned programs, brand trust, and integrated financial service capabilities, are rapidly expanding their market share and have become the primary force driving market growth. Independent used vehicle dealers, with their flexible operating models and localized service advantages, continue to grow steadily. Private-party sales channels, by contrast, are in persistent decline due to limited information transparency, higher transaction risk, and the absence of after-sales guarantees — consumers are accelerating their migration toward more formalized, institutionalized trading channels.

In terms of market size, in 2021, franchised new vehicle dealers contributed USD 26.4 billion, independent used vehicle dealers contributed USD 15.1 billion, and private sales contributed USD 9.5 billion. After five years of sustained growth, the franchised dealer segment reached approximately USD 43.8 billion in 2025, with a CAGR of 13.5% — making it the strongest growth engine in the market. Independent dealers reached approximately USD 18.3 billion, growing at a CAGR of 5.0% — steady but moderate. Private sales contracted at a CAGR of -4.9%, reflecting their continued shrinkage.

Looking ahead, the differentiated growth pattern across channels is expected to persist through 2026 – 2030, albeit with some convergence. The franchised dealer segment is projected to grow at a CAGR of 9.0% — somewhat slower than the prior period but still the primary growth driver — reaching USD 67.3 billion by 2030. Independent dealers are expected to see their CAGR improve to 6.2%, reaching USD 24.8 billion by 2030, reflecting the re-energized growth momentum as independent dealers pursue digital transformation and differentiated competition. Private sales are projected to see their contraction narrow to a CAGR of -2.4%, with the segment shrinking to USD 6.9 billion by 2030 — the rate of decline moderating but the structural contraction continuing.

Source: Expert interviews, Frost & Sullivan

Market Development Drivers of the Used Vehicle Trading and Services Industry

Increasing global vehicle parc and increasing vehicle replacement frequency support the expansion of the used vehicle market.    The global vehicle parc has been steadily increasing, and new vehicle sales have gradually recovered from supply chain disruptions, building a large installed base for the used vehicle market. At the same time, consumers are replacing vehicles more frequently, effectively releasing a substantial supply of quality used vehicles. The continued expansion of vehicle supply not only enriches the product mix of the used vehicle market, but also provides a solid foundation for sustained growth in transaction volumes.

Growing affordability concerns and value-conscious consumption drive greater adoption of used vehicles.    Against a backdrop of still-high new vehicle prices and financing costs, consumers are paying greater attention to acquisition cost, depreciation rates and feature levels, driving used vehicles to evolve from a budget alternative into a broader and more rational purchasing choice.

Enhanced regulatory framework and greater vehicle history transparency reduce information asymmetry in used vehicle transactions.    Policy requirements such as vehicle history reports (e.g., Carfax, AutoCheck), odometer verification, disclosure of accident records and emission standards have become increasingly stringent, significantly improving the transparency of used vehicle transaction information. The convergence of vehicle certification standards across Canadian provinces has further reduced the frictional costs of interprovincial transactions. The effective mitigation of information asymmetry has strengthened consumer confidence in purchasing used vehicles and accelerated the release of potential demand.

Enhanced digital infrastructure and increasing availability of financial solutions lower barriers to used vehicle transactions and improve the user experience.    Digital infrastructure, including online trading platforms, mobile valuation tools, online loan approvals and remote delivery, has become increasingly mature, enabling used vehicle transactions to break through the time and space constraints of traditional offline scenarios. The coordinated development of digital tools and financial innovation is driving used vehicle transactions to upgrade from a low-frequency, high-consideration consumer behavior toward a more efficient and convenient routine consumption model. Meanwhile, the penetration of used vehicle financial services continues to rise, and flexible installment plans and leasing products have lowered the financial barriers to vehicle purchase, further broadening the coverage of potential customers.

Increasing AI adoption across the used vehicle transaction lifecycle is driving the evolution toward data-driven operations.    The application of AI technologies in areas such as vehicle sourcing inspection, intelligent valuation, demand matching and inventory management continues to deepen, significantly improving transaction efficiency and decision-making accuracy. According to the Canadian Automotive Retail Technology Study (CARTS) published by the Canadian Automobile Dealers Association (CADA) in 2025, nearly 60% of dealership decision-makers report some form of AI adoption within their business, although the depth of deployment and actual returns remain uneven. Industry applications are therefore following a clear evolutionary path: starting with lower-risk use cases such as content generation and customer communication, and gradually extending to vehicle inspection, dynamic valuation, inventory optimization and operational analytics.

Market Development Trends of the Used Vehicle Trading and Services Industry

Used vehicle business models are evolving toward online and platform-based operations, with Online-to-Offline (O2O) integration becoming increasingly prevalent.    Used vehicle transactions are increasingly shifting from traditional offline dealership models toward O2O integrated models and online platform-based models. The advantages of online platforms in vehicle inventory display, price transparency, cross-regional price comparison and delivery fulfillment continue to strengthen, and the online penetration of used vehicle transactions is expected to increase further by 2030. The deep integration of online and offline channels not only broadens consumers’ vehicle purchase options, but also drives the industry to evolve from a single transaction stage toward a one-stop service platform covering inspection, valuation, financing, delivery and after-sales services.

Automotive services are expanding beyond individual transactions toward full-lifecycle services, with value-added services becoming the core of profit growth.    The competitive focus of the used vehicle industry is shifting from “facilitating transactions” to “managing the full customers lifecycle.” Leading companies are building closed-loop service systems covering the entire process from vehicle purchase to resale by integrating services such as transactions, financing, insurance, extended warranties, maintenance, buybacks and trade-ins. The extension of full-lifecycle services not only improves customer stickiness and repurchase rates, but also optimizes companies’ revenue structures through diversified value-added service income, driving the industry’s profit model to shift from earning price differentials toward a comprehensive revenue model encompassing service fees, financing spreads and data value-added.

AI and data-driven decision-making are evolving from supporting tools into core operational capabilities, enhancing industry efficiency.    Across vehicle sourcing, valuation, dynamic pricing, inventory optimization, demand matching, customer lifecycle management and risk control, AI applications are gradually expanding across used vehicle operations. Companies that are the first to validate the return on AI investment in areas such as valuation algorithms, inventory optimization and customer demand matching will be well-positioned to gain first-mover advantages in the coming wave of industry intelligence.

Electrification trends are reshaping the used vehicle market, with used electric vehicles (EVs) becoming a new growth driver.    With the rapid growth of the global new energy vehicle parc, early-generation new energy vehicles are entering the used vehicle circulation market in concentrated waves. New inspection requirements, such as battery health assessment, range verification and charging compatibility testing, are driving a structural expansion of used vehicle service categories.

Key Cost Trends in the Used Vehicle Trading and Services Industry

The cost structure of the used vehicle trading and services industry is undergoing a systematic shift from being “labor- and asset-intensive” to “technology- and data-driven.” As industry competition intensifies and technology investment continues to increase, price trends across the key cost items are showing structural divergence.

Vehicle sourcing costs are under sustained upward pressure.    According to Cox Automotive data, the Manheim Used Vehicle Value Index rose to 212.9 in June 2026, up 2.1% year-over-year and 0.1% month-over-month. Wholesale prices normalized in the first half of 2026 after reaching a phase high in March, but remained above the same period of the prior year at the end of the first half. For used vehicle dealers, the cost of acquiring quality vehicles remains relatively high, and price volatility has also raised the need for acquisition pricing, inventory optimization and multi-channel disposition.

Customer acquisition and marketing costs continue to rise, with the growth of digital marketing costs becoming an Industry-Wide Challenge.    As competition among online trading platforms intensifies, the customer acquisition cost (CAC) of mainstream channels has been increasing year over year, and platform subsidies are tending to shrink, causing the marketing expense ratios of small and medium-sized dealers that rely on external traffic to rise significantly. Although the digitalization of consumer decision paths has improved the customer reach efficiency, it has also pushed up dealers’ online customer acquisition spending. Traditional offline store rents and marketing promotion expenses have also continued to grow moderately. Overall, the sustained rise in omnichannel customer acquisition costs is placing rigid pressure on the industry’s profitability.

Capital and Financing Costs Remain Elevated amid Interest Rate Fluctuations and Inventory Turnover Considerations.    The used vehicle business requires sustained capital requirements for procurement and reconditioning, and changes in interest rates directly affect profits through inventory financing costs. In this context, shortening days-in-inventory, adjusting prices in a timely manner and establishing wholesale disposition channels are generally more conducive to capital efficiency than simply expanding inventory.

Rising Labor Costs and Increasing Technology Investment Are Reshaping the Industry Cost Structure.    Traditional inspection, appraisal and reconditioning processes rely heavily on highly skilled technicians, and labor costs continue to increase, with the shortage of skilled technicians further pushing up labor costs. In contrast, investment in AI inspection systems, intelligent valuation algorithms and automated reconditioning equipment is growing rapidly, and the share of technology investment in total costs continues to rise. In the long run, as AI technology penetration increases and the scaled application of intelligent equipment spreads unit costs, the industry’s overall cost structure is expected to continue optimizing from labor-intensive toward technology-intensive, and companies with systematic technology investment capabilities will achieve better long-term cost curves.

Competitive Landscape Analysis

Overview of the Competitive Landscape of the Global and Canadian Used Vehicle Trading and Services Industry

The global used vehicle trading and services platform market is highly fragmented and characterized by strong regional differences. Due to the non-standardized nature of used vehicles, high reliance on local vehicle supply and limited radius of reconditioning and delivery services, different countries and regions have developed relatively independent competitive ecosystems. Taking the United States as an example, the top ten used vehicle retailers collectively accounted for less than 10% of the market share in 2024, indicating that industry concentration remains relatively low even in mature markets. Meanwhile, as capabilities in vehicle sourcing, reconditioning, inventory management, financing and digital transaction operations continue to scale, regional platforms such as CarMax and Carvana in the United States, AUTO1 Group and Aramis Group in Europe, and K Car in South Korea have gradually established leading positions.

The United States is one of the more developed markets globally in terms of platform-based used vehicle operations. CarMax and Carvana have respectively emerged as representative players in omnichannel used vehicle retail and digital-native used vehicle e-commerce. CarMax sold approximately 789,000 retail used vehicles in FY2025, representing around 3.7% of the U.S. used vehicle market for vehicles aged 0 – 10 years. Carvana sold approximately 597,000 used vehicles in 2025, generating revenue of approximately US$20.3 billion and an estimated market share of around 1.6%. Although leading players have achieved significantly larger scale compared with traditional dealers, their overall market shares remain relatively limited, indicating substantial opportunities for further consolidation and digital penetration in the U.S. used vehicle platform market.

The Canadian used vehicle trading and services platform industry is similarly highly fragmented and diversified, with no nationwide pure-play used vehicle retail leader comparable to CarMax or Carvana in the United States. Driven by factors including Canada’s dispersed population distribution, significant regional market differences and continued reliance on offline dealership networks, the market consists of a diverse group of participants, including large automotive dealer groups, independent used vehicle dealers, online transaction platforms and automotive information service providers.

From a competitive tier perspective, participants in Canada’s independent used vehicle trading and services platform market can be broadly categorized into three tiers. The first tier primarily consists of large integrated automotive retail groups with annual revenue exceeding CAD 500 million, including AutoCanada, and Auto Outlet. These companies typically operate both new and used vehicle businesses and leverage extensive offline dealership networks, brand resources and after-sales service capabilities to capture significant market share. The second tier mainly comprises independent used vehicle platforms focusing on used vehicle transactions or regional operations, including UC Auto, Clutch and HGrégoire. Some of these companies have adopted digital platforms and online purchasing processes and are deploying, piloting or developing AI-assisted technologies across selected functions such as vehicle sourcing, pricing, inventory management and sales efficiency. The scope and maturity of such AI applications vary by company and business function. The third tier includes a large number of regional dealers, automotive marketplace platforms and industry service providers, such as Dilawri, OpenRoad Auto Group, AutoTrader.ca, Canada Drives, CARFAX Canada and Canadian Black Book. These companies play important roles across vehicle sourcing, transaction facilitation, vehicle information services and industry infrastructure.

Chart 6 Competitive Tiers of Canadian Used Vehicle Trading and Services Platforms, by Revenue, 2025

Tier1
Revenue≥ CAD 500 million
AutoCanada
go Auto Outlet
canada's used car leader
New Vehicle Dealer
New Vehicle Dealer
Tier2
CAD 50 million ≤ Revenue < CAD 500 million
clutch
UC AUTO
GREGOIRE
Independent Used Vehicle Dealer
Independent Used Vehicle Dealer
Independent Used Vehicle Dealer
DILAWRI
CANADA'S LARGEST AUTOMOTIVE GROUP
GROUPE PARK AVENUE
OpenRoad AUTO
New Vehicle Dealer
New Vehicle Dealer
New Vehicle Dealer
Tier3
Others
DRIVENATION
AutoPark
AutoTrader.ca
Car-On AUTO
canadadrives
CARFAX
BLACK BOOK

Source: Company annual reports, expert interviews, Frost & Sullivan

From the perspective of independent used vehicle retailers, the Canadian market remains fragmented, with no used vehicle retail platform achieving nationwide coverage. By revenue scale, Clutch ranks in the first tier due to its online retail model and rapid expansion, while digital used vehicle retailers such as UC Auto and HGrégoire are positioned in the second tier, with annual revenue generally ranging from approximately CAD 50 million to CAD 100 million. Compared with traditional independent dealers, UC Auto has developed digital capabilities in areas such as online customer acquisition, direct vehicle sourcing from consumers, creating differentiated advantages over traditional offline dealership models. Certain AI-enabled functions, including inventory management and marketing workflow modules, remain under development, acceptance testing or controlled pilot, and are intended to further support operational efficiency as their deployment progresses. The third tier mainly consists of regional used vehicle dealers, including Car-On, Canada Drives, AutoPark, DriveNation, Need A Car and Cardora, which primarily rely on local customer bases and offline dealership networks. Overall, UC Auto has become one of the leading digital used vehicle retail platforms in Canada’s independent used vehicle market, leveraging data-driven operational capabilities to accelerate the industry’s transition from traditional transaction models toward online and intelligent operations.

Source: Company annual reports, expert interviews, Frost & Sullivan

Comparative Analysis of Operating Efficiency of Global Used Car Companies

With the increasing adoption of artificial intelligence, big data and digital technologies in automotive retail, used vehicle trading platforms are gradually evolving from traditional operating models that rely heavily on offline channels and human expertise toward new business models centered on data-driven decision-making and intelligent operations. AI-assisted technologies may be applied across selected operational areas, including vehicle sourcing, pricing, inventory management, customer acquisition and sales process optimization, although the scope and maturity of deployment vary significantly across platforms and individual functions. Certain applications may remain under development, acceptance testing or controlled pilot before broader rollout.

From an overall operating efficiency perspective, UC Auto achieved an inventory turnover ratio of 9.73 times in 2025, equivalent to approximately 37.5 inventory days, ranking among the higher levels compared with comparable companies. Such performance reflects the combined effects of vehicle sourcing, pricing, inventory control and lean operating practices. Separately, certain AI-enabled inventory management functions are currently under development, acceptance testing or controlled pilot and are intended to further support inventory decision-making upon broader deployment.

Meanwhile, digital operating models can reduce the reliance of traditional used vehicle businesses on extensive dealership networks, large sales teams and offline asset investments, thereby improving asset utilization efficiency. UC Auto recorded a total asset turnover ratio of 5.3 times in 2025, demonstrating its ability to enhance asset utilization through efficient inventory management and lean operations.

In addition, UC Auto recorded an SG&A expense ratio of 5.84% in 2025, lower than most comparable companies, reflecting its lean operating structure and the supporting role of its existing digital operating processes in sales and administrative efficiency. Meanwhile, through optimizing vehicle sourcing strategies, increasing retail sales contribution and improving vehicle pricing capabilities, UC Auto improved its gross profit margin from 6.9% in 2024 to 9.0% in 2025, achieving improved profitability.

More broadly, as AI-assisted applications are validated and scaled across used vehicle operations, they have the potential to further enhance vehicle circulation efficiency, inventory decision-making and operating cost control. Platforms that successfully deploy such capabilities at scale may gradually establish operating models characterized by higher inventory turnover, stronger asset efficiency and leaner operations.

Source: Company annual reports, Frost & Sullivan

Industry Entry Barriers

Capital barriers.    The used vehicle trading and services industry places high demands on financial strength. Vehicle sourcing, reconditioning, facilities and inventory financing require sustained capital occupation, and platform-based operations also require investment in system building, marketing and customer acquisition, and cross-regional fulfillment. In an environment of high vehicle prices and financing costs, new entrants lacking stable financing channels, inventory turnover capabilities and multi-channel disposition mechanisms are vulnerable to significant cash flow pressure from slow-moving vehicles or price volatility.

Customer barriers.    Customer trust, brand and sustained service capabilities require long-term accumulation. Used vehicles are characterized by a high degree of information asymmetry, and consumers find it difficult to fully assess accident history, maintenance, mileage and true vehicle condition before a transaction. Therefore, transparency of vehicle history, standardized inspection, reasonable pricing, after-sales protection and reputation accumulation directly affect customer acquisition and transaction closure. Platforms with stable repurchase, referral and local service networks can build a customer base that new entrants cannot easily replace through short-term marketing investment.

Supply Chain and Vehicle Sourcing Barriers.    Securing a stable supply of quality used vehicles has emerged as one of the most critical barriers to entry in the used vehicle trading and service industry. Used vehicles typically re-enter the market approximately four years after their initial retail sale, the cumulative production shortfall during this period is now manifesting as a pronounced supply deficit. Against this backdrop, industry-leading operators are transitioning from reactive, auction-dependent procurement models to proactive vehicle acquisition strategies that encompass a diversified portfolio of sourcing channels. For new entrants lacking a historical customer base and established sourcing channel relationships, this represents a competitive divide that remains exceedingly difficult to bridge in the near term.

BUSINESS

Overview

We operate a used vehicle dealership and automotive services business in Canada. We are principally engaged in the sale of used vehicles, vehicle leasing and rental activities, and related ancillary services. Our operations are conducted through our Canadian subsidiaries, including UC Auto Limited and Carkuku Auto Ltd. We also operate certain business lines under the names Carkuku Auto Trading and UC Rental, which are business names, brands or operating divisions rather than separate legal entities. Our headquarters are located in Richmond, British Columbia, Canada, and our business is currently focused on the Greater Vancouver area. According to Frost & Sullivan, we ranked in the second tier among Canadian independent used vehicle dealers by revenue in 2025, and our inventory turnover ratio of 9.73 times ranked among the higher levels of selected global used vehicle company comparables, while our selling, general and administrative expense ratio of 5.84% was lower than that of most selected comparables.

We seek to build an integrated, scalable and capital-efficient automotive platform that combines used vehicle retail sales, vehicle sourcing and wholesale, leasing and rent-to-own programs, financing support and after-sales services. We believe that used vehicle transactions remain highly service-oriented and require a combination of online discovery, transparent vehicle information, in-person vehicle inspection, financing assistance and post-sale support. Our business model therefore combines online customer acquisition and vehicle discovery with offline consultation, test drives, transaction execution, vehicle delivery and customer service.

Our mission is to provide customers with transparent, efficient and human-centered automotive services throughout the vehicle transaction lifecycle. Through our integrated platform, we aim to address common pain points in used vehicle transactions, including limited access to suitable vehicles, uncertainty regarding vehicle condition and pricing, complex financing processes, and limited after-sales support.

Our platform consists of several highly synergistic business lines:

•        Used vehicle retail sales:    Our retail business, conducted through UC Auto Limited, sells used vehicles to consumers and provides related services, including vehicle inspection, financing assistance, transaction support and after-sales coordination.

•        Vehicle sourcing and wholesale:    Through our vehicle sourcing capabilities, including our Carkuku direct sourcing platform and other acquisition channels, we acquire used vehicles for retail, leasing and wholesale disposition. Vehicles that are not suitable for retail or leasing, or that exceed our inventory needs, may be sold through wholesale or auction channels.

•        Vehicle leasing and rental:    Through UC Rental and related operations, we provide short-term rental, longer-term leasing and rent-to-own programs. These offerings are intended to serve customers with temporary transportation needs, new immigrants, customers with limited credit history and other customers seeking flexible vehicle access.

•        Financing support:    We assist customers in obtaining financing through third-party financing channels and internal financing arrangements. We have also begun developing automotive financing and asset-backed lending capabilities through affiliated entities. We believe financing support can improve customer affordability, support sales conversion and increase customer lifetime value.

•        After-sales and ancillary services:    We provide service coordination, warranty-related support, maintenance offerings and other ancillary services designed to improve customer retention and create additional revenue opportunities.

Our revenue is primarily generated from auto sales, which represented substantially all of our total operating revenues for the years ended December 31, 2025 and 2024. We also generate revenue from car lease activities, service revenue and other ancillary customer fees. For the year ended December 31, 2025, we generated total operating revenues of $37.5 million, compared with $41.9 million for the year ended December 31, 2024. Auto sales revenue was $36.8 million for the year ended December 31, 2025, compared with $41.3 million for the year ended December 31,

2024. Other revenue, consisting primarily of vehicle lease revenue, service revenue and ancillary customer fees, was $0.7 million for the year ended December 31, 2025, compared with $0.6 million for the year ended December 31, 2024.

Although our total operating revenues decreased in 2025, our gross profit increased from $2.9 million in 2024 to $3.4 million in 2025, and our net income increased from $0.5 million in 2024 to $0.9 million in 2025. Our gross margin increased to 9.0% in 2025 from 6.9% in 2024. This improvement was primarily attributable to our increased focus on higher-margin retail vehicle sales and reduced lower-margin wholesale transactions, as well as improved vehicle purchasing and pricing, a favorable sales mix and better management of direct costs. We sold 1,128 vehicles in 2025, compared with 1,453 vehicles in 2024.

We intend to continue increasing the proportion of higher-margin retail vehicle sales, expanding our financing platform participation, growing our vehicle leasing and rental operations, and investing in technology and platform development. We also seek to strengthen customer engagement and recurring business opportunities through our AutoOutlet and AutoClub programs:

•        AutoOutlet is our automotive lifestyle and membership program currently in development designed to provide customers with access to exclusive benefits and promotional offerings. These benefits may include discounts on vehicle-related products and services, partner merchant promotions, event invitations and other value-added offerings intended to enhance the customer ownership experience. We are currently developing and expanding the AutoOutlet program and intend to integrate it with our broader customer relationship management and digital engagement strategies.

•        AutoClub is our membership and loyalty program currently in development designed to foster long-term relationships with customers following vehicle purchases. AutoClub members may receive access to benefits such as priority service offerings, vehicle maintenance and warranty-related promotions, referral incentives, exclusive member events and other customer support services. We intend for AutoClub to serve as a recurring engagement channel to support customer retention and repeat business.

As of the date of this prospectus, AutoOutlet and AutoClub are proprietary Company programs in various stages of development and implementation. We expect to continue investing in these initiatives as part of our strategy to expand our automotive services ecosystem and enhance the overall customer experience.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Integrated automotive platform covering retail, wholesale, leasing, financing and after-sales services

We operate an integrated automotive platform that covers multiple stages of the vehicle transaction and ownership lifecycle. Our business model combines vehicle sourcing, retail sales, wholesale disposition, leasing and rent-to-own services, financing support and after-sales coordination. This integrated model allows us to allocate vehicles to the channel that management believes will generate the most attractive return based on vehicle condition, market demand, expected reconditioning costs, anticipated holding period and expected margin. Vehicles suitable for retail sale may be sold through UC Auto Limited. Vehicles suitable for flexible use or recurring revenue may be allocated to leasing or rent-to-own programs. Vehicles that do not meet our retail or leasing criteria, or that are more suitable for rapid monetization, may be sold through wholesale or auction channels. We believe this flexibility improves inventory utilization, supports vehicle turnover and reduces reliance on any single monetization channel.

Online-to-offline customer experience

We have developed a customer experience that combines online discovery with offline transaction support. Customers may browse, research and identify vehicles through our online platforms, company websites, digital listings and social media channels. After selecting a vehicle of interest, customers may contact our sales consultants, schedule an in-person appointment, inspect and test drive the vehicle, discuss financing alternatives and complete the transaction at our physical locations. As of June 30, 2026, we operated one offline store, one service shop and one parking lot in Richmond, British Columbia, one of the core commercial areas within Greater Vancouver. We believe this online-to-offline model is well suited to used vehicle transactions because customers often want the convenience of digital search and comparison while also requiring in-person vehicle verification, price consultation, financing assistance and transaction support. Our physical presence enables us to provide services that are important to completing transactions, including vehicle inspection, test drives, contract signing, financing coordination, delivery and post-sale support.

Vehicle sourcing and pricing capabilities

Our results depend significantly on our ability to acquire desirable used vehicles at competitive prices and price those vehicles appropriately for resale, lease or wholesale disposition. We source used vehicles through multiple channels, including auctions, direct purchases from individual vehicle owners, customer trade-ins, Carkuku website leads, other dealers and other wholesale sources.

During a peak campaign period from April 11 to May 11, 2026, Carkuku generated 207 visible acquisition leads, representing approximately 6.7 leads per day, based on our internal CRM and website analytics records. “Visible acquisition leads” refers to vehicle acquisition leads captured through our internal systems and available for review by our team. Of these leads, 172, or approximately 83%, were attributed to Platform/UTM sources, and 32, or approximately 15%, were attributed to RedNote. Platform/UTM sources refer to acquisition leads whose traffic source was identified through UTM tracking parameters or platform attribution tools, including digital marketing channels such as Google, Meta platforms, including Facebook and Instagram, TikTok, RedNote and other online advertising or referral campaigns. More recently, acquisition lead volume has averaged approximately two leads per day. We do not currently use AI in our acquisition lead generation or response process. Our sourcing process evaluates vehicles based on a number of factors, including vehicle condition, market demand, mileage, age, expected reconditioning costs, comparable retail pricing, auction pricing, expected resale value and anticipated holding period. Our purchasing team uses industry experience, internal sales information and external market references to identify vehicles that we believe are likely to generate attractive margins and efficient turnover.

Our purchasing team currently screens approximately 15 unique potential acquisition vehicles per business day through a human-led process covering auctions, seller leads, trade-ins and dealer or wholesale opportunities. This figure is based on our internal vehicle acquisition, Accu-Trade and purchasing records. We do not currently use AI-supported tools to screen or value acquisition vehicles. Our current acquisition screening process relies on the purchasing team’s industry experience, internal sales information and external market references. We are developing a proprietary operating system, UC OS, which includes our planned Automotive AI Operating Platform, and expect that AI-assisted acquisition and valuation may become a future capability of UC OS. Development of this specific functionality has not yet commenced. If implemented, the proposed system would be designed to combine internal transaction, cost, margin, holding-period and turnover data with verified external market sources to recommend acquisition prices and maximum bid limits, subject to human approval.

Focus on higher-margin retail sales

During 2025, we increased our focus on higher-margin retail vehicle sales and reduced lower-margin wholesale transactions. This strategic shift contributed to lower overall revenue compared with 2024 but improved our gross margin and profitability. Our gross margin increased to 9.0% in 2025 from 6.9% in 2024. Gross profit increased by 16.3% to $3.4 million for the year ended December 31, 2025 from $2.9 million for the year ended December 31, 2024. Net income increased to $0.9 million for the year ended December 31, 2025 from $0.5 million for the year ended December 31, 2024. We believe our continued focus on disciplined vehicle acquisition, pricing optimization, inventory management and retail sales execution can support long-term profitability.

Technology-enabled operating model

We are investing in technology and platform development, including AI-assisted automotive solutions designed to enhance customer acquisition, retail sales support, inventory management, financing workflows and operational efficiency. Our planned Automotive AI Operating Platform is intended to support vehicle acquisition and valuation, inventory pricing decisions, inventory aging and turnover monitoring, customer relationship management, automated marketing, financing workflow coordination, operational analytics; and standardized processes across business functions. Certain modules are operational or in controlled pilot use, while other modules remain under development or are planned.

UChat, our AI-assisted retail sales tool for Facebook Marketplace inquiries, is currently operational. UChat matches customer inquiries to synchronized inventory, generates employee-reviewed response drafts, recommends alternative vehicles, and records customer conversations and retail lead information. UChat is not used for vehicle acquisition or Carkuku acquisition leads. UChat is designed to reduce repetitive inventory research and response-drafting work for sales personnel. Customer-facing messages remain under employee control, and negotiation, commitments and other sensitive matters require human review. UChat includes a controlled learning process based on manager feedback, conversation reviews and rejected or regenerated drafts. Factual changes require human approval, and learning changes can be evaluated and reversed.

Our Records Hub, Vehicle Summary and UChat modules are currently operational or in controlled pilot use. Our Vehicle Master File, vehicle intake module, Inventory Manager data and service layer, and website/CRM integration are under development. Planned modules include acquisition valuation, dynamic pricing, inventory-aging and turnover alerts, marketing automation, financing coordination, broader operational analytics and multi-location workflows. AI-generated business data remains subject to human review.

We believe that technology can help reduce reliance on manual processes, improve operating efficiency and support replication of our business model in additional geographic markets. These technology initiatives remain under development, and their benefits will depend on successful implementation, integration and adoption.

Customer-centric services and lifecycle engagement

We seek to manage customers through the full lifecycle of vehicle discovery, consultation, transaction, delivery and after-sales engagement. Our sales consultants assist customers with vehicle selection, financing alternatives, trade-ins, transaction documentation and delivery. Following completion of a transaction, we provide after-sales coordination and customer support. We offer customers a standard 30-day / 1000-kilometer warranty service. We also seek to strengthen customer engagement and recurring business through AutoOutlet and AutoClub programs. Management believes these initiatives may help improve customer retention, referrals, repeat transactions and cross-selling opportunities.

Experienced management team

Our management team consists of executives with experience in the automobile industry. Mr. Guiyuan Yang, our founder, chairman of the board of directors and chief executive officer, has been involved in the automobile industry for over ten years. Ms. Yongrong He, our chief financial officer, has been with our company since 2020 and has over six years of experience in the automobile industry. In addition to our senior management, we are supported by teams across operations, technology, business development and marketing functions.

Our Strategies

We intend to execute the following strategies to further expand our business:

Continue to increase the proportion of higher-margin retail vehicle sales

We intend to continue focusing on higher-margin retail vehicle sales and reducing reliance on lower-margin wholesale transactions. While this strategy may reduce reported revenue in periods where wholesale activity declines, we believe it can improve gross profit, gross margin and overall profitability. To execute this strategy, we plan to prioritize vehicles with strong retail demand, use disciplined acquisition standards, improve pricing decisions based on market demand and comparable vehicle data, reduce direct costs associated with vehicle acquisition and preparation, monitor inventory aging and turnover, move low-margin or aging vehicles to appropriate disposition channels, and enhance customer conversion through financing support and in-person service.

Expand vehicle leasing and rent-to-own operations

We intend to grow our vehicle leasing and rental operations to diversify revenue sources and improve utilization of selected inventory assets. Our leasing and rent-to-own programs are designed to serve customers who may not wish to purchase immediately, who require temporary transportation or who may have limited credit history. As of

June 30, 2026, we had 13 vehicles used in leasing and rental operations, 20 short-term rental customers and five long-term rent-to-own customers. We believe these offerings may be particularly relevant to new immigrants and other customers seeking flexible vehicle access. Leasing and rent-to-own programs also provide opportunities to build long-term customer relationships and may create future retail sale, financing and after-sales opportunities. As we expand this business, we intend to focus on vehicle selection, maintenance management, customer credit evaluation, pricing discipline and residual value recovery.

Develop financing platform participation and automotive lending capabilities

Financing is an important part of used vehicle transactions. We intend to expand our participation in automotive financing by deepening relationships with third-party financing providers and developing automotive financing and asset-backed lending capabilities through affiliated entities. As of June 30, 2026, we had relationships with 11 third-party banks or financial institutions.

As of June 30, 2026, we had facilitated or originated 350 financing transactions with an average financing amount of approximately C$30,000 (US$21,906).

We believe improved financing access may increase customer affordability, improve retail sales conversion, support higher transaction values, strengthen customer relationships, increase customer lifetime value and create additional revenue opportunities. Expansion of financing-related activities may involve credit risk, funding risk, regulatory compliance requirements and increased operational complexity. We intend to develop financing capabilities in a manner that supports customer access while maintaining risk management discipline.

Expand our geographic footprint

We plan to expand our geographic footprint by broadening and deepening our service offerings. We plan to expand into new cities and to enhance and diversify our service offerings in the markets we currently serve. We also plan to further expand our transaction enabling and service capabilities, including physical locations, service facilities and logistics capabilities, to facilitate additional used vehicle transactions.

Capture additional service opportunities

We will continue to leverage our customer relationships and coverage of the customer transaction journey to capture additional service opportunities. We aim to increase our cross-selling efforts and use our understanding of customers to offer more tailored recommendations of services, such as financing products, insurance referrals and car repair services. We also plan to improve training of our staff at our service locations to promote uptake of such services.

Reinforce technology-enabled through innovation

We are dedicated to continuous innovation through investment in technology to drive the growth of our business. We will continue to invest in our proprietary operating system, UC OS, which includes our planned Automotive AI Operating Platform, to improve functionality and efficiency. We intend to leverage AI-assisted and data-enabled capabilities to enhance retail sales support, inventory management, pricing tools, customer engagement and operating workflows. Certain AI-related functionality is currently operational or in controlled pilot use, including UChat, while other capabilities, including AI-assisted acquisition valuation, dynamic pricing, inventory-aging alerts, marketing automation, financing coordination and broader operational analytics, are planned or under development. We will continue to invest in our IT infrastructure to improve operational efficiency.

Selectively pursue strategic alliances, investments and acquisition opportunities

While we continue to expand our business through organic growth, we may evaluate and selectively pursue strategic alliance, investment and acquisition opportunities across the automobile value chain to supplement and complement our existing services and strategies when such opportunities arise. In pursuing such opportunities, we may seek to broaden our service offerings, expand our consumer reach, strengthen relationships with business partners, optimize our talent pool and improve our data analytics capabilities and technologies.

Strengthen brand awareness and customer retention

We intend to continue building our brand by emphasizing transparent pricing, quality service, convenient transaction processes and customer support. We also plan to use social media, customer referrals and differentiated rent-to-own products for new immigrants to broaden our customer base and improve market penetration. Through AutoOutlet, AutoClub and related customer engagement initiatives, we seek to increase repeat purchases, referrals and cross-selling opportunities.

Our Platform and Services

Our platform is designed to address the key stages of a used vehicle transaction: vehicle acquisition, inspection and preparation, online display, customer consultation, financing support, transaction execution, delivery, after-sales support and residual value disposition.

Used Vehicle Retail Sales

Used vehicle retail sales are our core business and primary source of revenue. Through UC Auto Limited, we sell used vehicles to individual customers in the Greater Vancouver area and surrounding markets. Our retail inventory includes mainstream vehicle categories such as sedans, SUVs, pickup trucks and other vehicle types. Our retail business generates revenue primarily from vehicle sales. We may also generate revenue from financing-related activities, warranty or maintenance packages and other ancillary customer fees. For the year ended December 31, 2025, retail business revenue was approximately $29 million, representing 78% of our total revenue, and retail transaction volume was 714 vehicles. Our retail pricing strategy considers Canadian used vehicle market conditions, vehicle condition, mileage, model year, market demand, acquisition cost, comparable market pricing and expected gross profit. We seek to provide transparent and reasonable pricing while adjusting prices as market conditions and inventory aging change. For the year ended December 31, 2025, auto sales revenue was $36.8 million, compared with $41.3 million for the year ended December 31, 2024. The decrease was primarily attributable to a reduction in vehicles sold during the period and our strategic reduction of lower-margin wholesale transactions.

Vehicle Sourcing and Wholesale

We source vehicles through a diversified set of acquisition channels. These include:

•        used vehicle auction markets;

•        direct purchases from individual vehicle owners;

•        Carkuku website leads;

•        customer trade-ins;

•        other dealers;

•        wholesale channels;

•        automobile finance companies;

•        leasing companies; and

•        other suppliers.

Our Carkuku direct sourcing platform generates leads from vehicle owners interested in selling vehicles. Our team contacts vehicle owners, evaluates vehicle condition and negotiates acquisition terms. We also acquire vehicles through customer trade-ins when customers visit our locations to purchase or evaluate vehicles. For the year ended December 31, 2025, our wholesale business generated revenue of approximately $7 million, representing 20% of our total revenue, with 414 wholesale vehicle transactions and average turnover days of 58 days.

Our purchasing team evaluates potential acquisitions based on auction price, retail price, vehicle condition, market demand, expected reconditioning costs and expected sales channel. For high-demand or scarce vehicle models, our team may apply flexible pricing judgment based on market conditions.

The wholesale function provides an important liquidity channel for our inventory. Vehicles that are not suitable for retail sale or leasing, that exceed inventory needs or that management determines should be monetized quickly may be sold through auctions or other wholesale channels, often on an as-is basis. This approach helps reduce holding costs and supports inventory turnover.

Vehicle Leasing and Rent-to-Own

We provide vehicle rental, leasing and rent-to-own services through UC Rental and related business operations. These services are intended to meet different customer needs, including short-term transportation, longer-term use and alternative pathways to vehicle ownership.

Short-term rental rates generally range from C$60 (US$43.8) to C$500 (US$365.1) per day, depending on vehicle type, lease term and market demand. Long-term rent-to-own arrangements generally involve monthly payments of approximately C$2,000 (US$1,460), with a purchase option price determined based on the specific vehicle, including factors such as vehicle type, age, condition and remaining value, at the end of the lease term.

Our leasing and rent-to-own offerings may be attractive to customers who have limited credit history, insufficient funds for immediate purchase or a preference for flexible payment structures. We specifically focus on serving new immigrant customers through flexible rent-to-own arrangements.

Our leasing and rental business generates revenue from rental payments, leasing payments, rent-to-own installment payments and, where applicable, financing-related income and residual value disposition. Vehicles used in leasing and rental operations may later be sold through retail or wholesale channels after the end of the rental or lease period. For the years ended December 31, 2025 and 2024, leasing business revenue was approximately $0.5 million and $0.5 million, representing 1.4% and 1.1% of our total revenue, respectively. As of June 30, 2026, our leasing fleet consisted of 13 vehicles. For the year ended December 31, 2025, other revenue, which primarily includes vehicle lease revenue, service revenue and ancillary customer fees, was $0.7 million, compared with $0.6 million in 2024.

Financing Support

We provide financing support to customers purchasing or leasing vehicles. Our financing business uses a combination of internal financing and third-party financing channels. Internal financing is primarily intended for customers with appropriate credit profiles and repayment capacity, while third-party financing is provided through banks and other financial institutions. We assist customers with financing applications and seek to provide flexible financing options. We conduct credit checks through Dealertrack using Equifax and TransUnion after the customer completes and signs our credit application/consent form, and we seek to conduct such credit checks in a manner that does not affect a customer’s credit record unless the customer completes a purchase and financing transaction.

Our financing support is designed to improve customer purchasing power and increase sales conversion. We also intend to expand financing business scale, optimize financing product design, strengthen cooperation with third-party financial institutions and improve financing risk controls. We may also seek to monetize automotive financing receivables through financing partners. For the years ended December 31, 2025 and 2024, financing business revenue, which is included in “other revenue,” was approximately $29,403 and $16,224, representing 0.08% and 0.04% of our total revenue, respectively.

After-Sales and Ancillary Services

We provide after-sales support and related services to improve customer satisfaction and retention. These services may include warranty-related coordination, maintenance packages, repair coordination, customer service and other ancillary offerings. Our customer consultants are responsible for after-sales coordination and service inquiries. We offer a standard 30-day / 1000-kilometer warranty service.

Customer Journey

We seek to provide customers with a full-service transaction experience from vehicle discovery to post-sale engagement.

•        Search and Discovery:    Customers can browse, research, filter and identify vehicles through our UC Auto platform. Our platform displays 131 vehicles in inventory as of June 30, 2026 and provides vehicle information intended to assist customer decision-making. We also use websites, social media and digital marketing to promote new inventory and generate customer leads.

•        Consultation and Experience:    Once customers identify vehicles of interest, they may contact our customer consultants through online platforms, telephone, WeChat or other channels. Customers may receive information regarding vehicle features, pricing, financing options and lease terms. Customers may schedule offline appointments for in-person vehicle inspection and test drives. Our sales consultants provide one-on-one assistance, explain vehicle details, support test drives and assist customers in evaluating vehicles. For customers selling vehicles to us, we provide online valuation and offline inspection and negotiation. Customers may submit vehicle information online to receive an initial estimate, after which our staff may inspect the vehicle and negotiate a purchase price.

•        Transaction and Fulfillment:    Once a customer decides to purchase, rent, lease or trade a vehicle, the transaction is typically completed offline at our physical location. The process includes price confirmation, contract signing and payment. For financed transactions, our finance department coordinates with banks or other financing channels to process loan repayment, vehicle transfer and related documentation. Customers generally pick up purchased or rented vehicles at our offline locations. During delivery, our staff explains vehicle use, after-sales support and relevant transaction terms.

•        After-Sales and Retention:    After customers receive their vehicles, our customer consultant team provides after-sales coordination and service consultation. We seek to maintain long-term relationships with customers through follow-up, support, warranty-related coordination and potential future trade-in or repurchase opportunities.

Vehicle Lifecycle

We manage vehicles through a standardized lifecycle from acquisition to disposition. This lifecycle is designed to improve vehicle quality, customer experience, operating efficiency and capital utilization.

•        Vehicle Acquisition:    We acquire most of our used vehicle inventory through large and liquid Canadian used vehicle auction markets and the Carkuku direct sourcing platform. We also acquire vehicles directly from individual owners, automobile finance companies, leasing companies and other suppliers. We evaluate acquisition opportunities based on quality, inventory fit, consumer demand, relative value, expected reconditioning costs and vehicle location. We use internal platform data and external data sources to support our evaluations.

•        Inspection and Reconditioning:    After vehicles arrive, they undergo an inspection process. Vehicles are first sent to our service shop, where a mechanic performs an inspection to identify safety issues and visible scratches. A service manager then conducts a road test. Inventory management personnel perform a second inspection, including tires, brakes and major damage, and arrange for city safety inspection where applicable. Vehicles with safety issues must be repaired before sale. Vehicles with significant scratches may be sent to a body shop for repair. Minor scratches may be discussed with customers as part of the transaction. Wholesale vehicles are generally not reconditioned and may be sold as-is. Before delivery to customers, we perform an additional quality check. We also conduct routine inventory maintenance. Inventory personnel inspect all vehicles at each lot every Wednesday to charge batteries, refuel and clean vehicles, helping ensure vehicles are ready for customer viewing.

•        Vehicle Photography and Online Display:    After inspection and reconditioning, vehicles are photographed and filmed for online display. Our photography process is designed to present vehicle information accurately and clearly to online customers. Our standardized online listings generally include vehicle photographs and information regarding mileage, key features, whether the vehicle has accident history, whether the vehicle is a British Columbia local vehicle or from out of province, price, documentation fee and other relevant vehicle information. Photography and video materials may include exterior images, interior images, wheels, paint condition, engine compartment, trunk, dashboard, doors and other key areas. Vehicles may also be presented through short videos showing start-up or driving condition. After editing and optimization, photos and videos are uploaded to the UC Auto website with vehicle specifications, inspection summaries and reconditioning information where applicable.

•        Vehicle Sales, Leasing or Wholesale Disposition:    After online display, vehicles are allocated to retail, leasing, rent-to-own or wholesale channels. Vehicles that meet retail standards are included in UC Auto Limited’s retail inventory and sold through online and offline channels. Vehicles suitable for rental or rent-to-own use may be allocated to UC Rental. Vehicles that exceed inventory needs or are unsuitable for retail or rental may be sold through Carkuku Auto Trading or other wholesale channels. We monitor vehicle status through inventory management systems and update sales, leasing and wholesale progress. Management adjusts vehicle allocation and pricing based on market demand, inventory aging and vehicle condition.

•        After-Sales Support and Maintenance:    After a vehicle is sold or leased, we provide after-sales support and maintenance coordination. For retail vehicles, we offer a standard 30-day / 1000-kilometer warranty service. For leased vehicles, we are responsible for regular maintenance and non-customer-caused repairs during the lease period, where applicable.

•        Residual Value Disposition:    When vehicles are traded in again, returned at the end of a lease term, not purchased by rent-to-own customers, or no longer suitable for use due to age or major defects, we evaluate residual value and determine an appropriate disposition method. Disposition methods may include resale, wholesale auction or dismantling and recycling. Vehicles in acceptable condition may be inspected, reconditioned and may re-enter retail or wholesale inventory. Vehicles in poor condition may be sold through wholesale auction or to parts recyclers.

Our Transaction Enablement and Service Capabilities

Our online platform is supported by offline infrastructure and transaction enablement capabilities that are important to completing used vehicle transactions.

•        Offline Locations:    Our offline locations support vehicle viewing, test drives, transaction execution, customer consultation, vehicle delivery and after-sales service. As of June 30, 2026, we operated one offline store, one service shop and one parking lot in Richmond, British Columbia, one of the core commercial areas within Greater Vancouver.

•        Online Technology Platform:    Our online technology platform centers on UC Auto and Carkuku.com. It integrates inventory management systems, customer management systems and other operational tools to support data sharing and process coordination across business lines. The online platform enables customers to browse vehicle inventory, review vehicle information, request vehicle valuations, schedule appointments and submit transaction inquiries. Customers may use our online channels to initiate the vehicle purchasing process and communicate with our sales team; however, as of June 30, 2026, we did not offer a fully digital vehicle purchase process. Vehicle inspections, negotiations, financing arrangements, execution of transaction documents, ownership transfers and final delivery are generally completed through our offline dealership operations. Internally, our online platform supports procurement, inventory management, sales management, after-sales service coordination and operational decision-making. We intend to continue enhancing our digital capabilities to improve operational efficiency, customer engagement and integration across our automotive service offerings.

•        Service Shop:    As of June 30, 2026, we operated one service shop in Richmond, British Columbia, to support vehicle inspection, city safety inspection, maintenance and after-sales repair.

•       Sales Consultants and Customer Support:    Our sales consultants assist customers throughout the transaction process, including vehicle selection, test drives, pricing discussions, financing options, documentation and delivery. Customer service personnel support after-sales coordination and customer inquiries. As of June 30, 2026, we had 23 sales consultants and 7 customer service personnel, which are separate employee categories.

Technology

We are developing technology to improve customer acquisition, vehicle sourcing, pricing, inventory management, financing workflow and operational efficiency.

Automotive AI Operating Platform

We are developing an Automotive AI Operating Platform designed to support multiple business functions, including CRM, inventory management, automated marketing and intelligent accounting. The platform is internally developed and intended to standardize vehicle evaluation and vehicle display and to reduce reliance on certain junior manual roles. AI-generated business data remains subject to human review.

Our current modules that are operational or in controlled pilot use include Records Hub, Vehicle Summary and UChat. Modules currently under development include Vehicle Master File, vehicle intake, the Inventory Manager data and service layer, and website/CRM integration. Planned modules include acquisition valuation, dynamic pricing, inventory-aging and turnover alerts, marketing automation, financing coordination, broader operational analytics and multi-location workflows.

We intend for the platform to assist with:

•        online vehicle valuation;

•        acquisition decision-making;

•        vehicle pricing;

•        inventory allocation;

•        customer lead management;

•        marketing automation;

•        financing workflows;

•        customer service; and

•        operating analytics.

Certain of these capabilities remain under development or are planned and are not currently operational. Management believes that continued investment in technology may enhance inventory management, improve operating performance and support future growth initiatives. However, these initiatives remain subject to development, implementation and adoption risks.

Vehicle Valuation and Pricing Tools

Used vehicle pricing changes frequently. We intend to use internal sales data and, where applicable, external market references to support inventory pricing and purchasing decisions. AI-assisted acquisition valuation and dynamic pricing are planned capabilities and are not currently operational.

If developed and implemented, these tools are expected to evaluate potential acquisition vehicles, filter out vehicles with accident history or poor condition, prioritize models with strong retail demand and recommend acquisition prices or maximum bid limits, subject to human approval.

Digital Marketing and Customer Management

Sales personnel may post new inventory through personal social media channels to increase exposure. For popular models, we may use paid promotions such as Facebook boosts. We intend to continue improving digital marketing efficiency by using data tools to identify high-quality leads, automate customer follow-up and improve conversion rates.

UChat currently supports our retail sales process by responding to Facebook Marketplace inquiries through employee-reviewed response drafts, alternative vehicle recommendations and conversation tracking. UChat is not currently used for Carkuku acquisition leads.

Marketing and Brand Promotion

We focus our marketing efforts on digital customer acquisition, local brand awareness and customer referrals. Our marketing channels include company websites, social media, third-party platforms, search engine marketing, online advertising, short video channels, customer word-of-mouth and offline customer service.

We seek to differentiate ourselves through transparent pricing, service quality, vehicle value and flexible rent-to-own offerings for new immigrants. We have received recognition from automotive marketplaces, including CarGurus Top Rated Dealer Awards and Top Value Dealer Awards in 2024, 2025 and 2026, and the AutoTrader Best Priced Dealer Award in 2025.

Competition

We operate in the competitive Canadian used vehicle market. We compete with traditional franchised dealerships, independent used vehicle dealers, online used vehicle platforms, auction platforms, peer-to-peer vehicle sale channels and other automotive retailers.

We compete primarily on:

•        vehicle selection;

•        pricing;

•        vehicle condition and quality;

•        customer service;

•        financing availability;

•        transaction convenience;

•        brand reputation;

•        inventory turnover;

•        online presentation; and

•        after-sales support.

Some of our competitors may have greater financial resources, broader inventory, stronger brand recognition, more established financing relationships, more advanced technology platforms or larger geographic coverage.

We believe our integrated online-to-offline model, multi-channel sourcing capabilities, focus on higher-margin retail sales, flexible leasing and rent-to-own offerings, and technology initiatives help us compete effectively in our target markets.

Customers

Our customers include used vehicle retail buyers, leasing and rental customers, rent-to-own customers, customers seeking financing assistance and wholesale buyers. Our retail customers include consumers seeking affordable and reliable transportation, including families, working professionals, new immigrants, young customers and customers with limited credit history. Our rent-to-own products are designed in part to serve new immigrants who may face challenges due to insufficient credit history or limited upfront purchase funds.

Suppliers and Vehicle Acquisition Channels

We source vehicles from a variety of channels. Our key vehicle acquisition channels include:

•        auction markets;

•        Carkuku.com direct sourcing leads;

•        customer trade-ins;

•        individual vehicle owners;

•        other dealers;

•        wholesale channels;

•        finance companies;

•        leasing companies; and

•        other suppliers.

Used vehicle supply and acquisition costs significantly affect our results. Our gross profit depends on the price at which we acquire inventory, reconditioning and other direct costs, and the resale price we can achieve. The Canadian used vehicle market remained competitive during 2025, requiring continued focus on vehicle sourcing, pricing and inventory management.

As of June 30, 2026, no single vehicle supplier accounted for more than 10% of our vehicle purchases.

Employees

We had 40 employees and contractors as of June 30, 2026. The following table sets forth the number of our employees and contractors categorized by function as of June 30, 2026:

As of June 30, 2026
Function:
Finance and legal	5
Human resource	1
Marketing	2
Products and technology	2
Sales	23
Customer service	7
Total	40

Facilities

Our headquarters are located in Richmond, British Columbia, Canada. Our facilities support vehicle display, customer consultation, test drives, transaction execution, vehicle delivery, inventory storage, inspection, reconditioning coordination, service support and administrative operations. As of June 30, 2026, we operated one offline store, one service shop and one parking lot in Richmond, British Columbia, one of the core commercial areas within Greater Vancouver. We lease each of our facilities from a related party. See “Certain Relationships and Related-Party Transactions.” Our facilities are located at 3891 No. 3 Road, Richmond, British Columbia V6X 2B8, 7991 No. 1 Road, Richmond, British Columbia V7C 1T7 and 8688 Hazelbridge Way, Richmond, British Columbia V6X 0R6.

Intellectual Property

As of June 30, 2026, we owned and operated one domain name and did not own any registered patents, patent applications or registered software copyrights. We also operate under the trade names “Carkuku Auto Trading” and “UC Rental,” which are business names used in British Columbia but are not separately registered trademarks. We rely on applicable intellectual property laws, confidentiality arrangements, contractual protections and internal policies to protect our proprietary information.

Insurance

We maintain insurance coverage that management believes is appropriate for our business, including an Insurance Corporation of British Columbia (“ICBC”) garage policy covering our vehicle inventory at three locations.

Our current garage policy has a policy period from August 1, 2026 to August 1, 2027. The policy includes liability coverage for Company-owned vehicles of $1.0 million, collision coverage for Company-owned vehicles subject to a $1,000 deductible, comprehensive coverage for Company-owned vehicles subject to a $500 deductible, coverage for all locations with a limit of $210,000, garage customer vehicle collision coverage subject to a $1,000 deductible, and garage customer vehicle comprehensive coverage with a $15,000 limit and applicable deductibles. The covered locations are 3891 No. 3 Road, Richmond, British Columbia, 7991 No. 1 Road, Richmond, British Columbia, and 8688 Hazelbridge Way, Richmond, British Columbia.

However, our insurance may not cover all risks, and any available coverage may be insufficient to fully compensate us for losses, claims or business interruptions.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

Our operations are subject to extensive federal, provincial and local laws and regulations in Canada. These laws and regulations govern, among other matters, motor dealer licensing and conduct, vehicle sales, wholesale transactions, advertising, consumer protection, disclosure of the cost of credit, privacy and data protection, employment standards, occupational health and safety, anti-money laundering, competition, environmental matters, zoning, business licensing and foreign investment review. These regulatory regimes may require licences, registrations, permits, approvals, prescribed forms of agreement, mandated disclosures, recordkeeping, compliance policies and procedures, customer notices, workplace safety programs and other operational controls. Failure to obtain or maintain required licences, registrations, permits or approvals, or to comply with applicable laws and regulations, may result in investigations, administrative penalties, fines, licence suspension or revocation, civil liability, reputational harm, restrictions on business activities or other enforcement action, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Motor Dealer, Vehicle Sales and Consumer Protection Regulation

Our business is subject to Canadian federal, provincial and local laws and regulations that govern the sale, purchase, lease, financing and advertising of new and used motor vehicles. In British Columbia, motor dealer activities are regulated under the Motor Dealer Act (British Columbia) and related regulations. These requirements may apply to persons engaged in the business of selling motor vehicles, wholesaling motor vehicles or otherwise acting as a motor dealer, and may require applicable licences, prescribed forms of agreements, prescribed disclosures, maintenance of records, compliance with trust or security obligations and compliance with standards of conduct applicable to licensed motor dealers.

Our vehicle sales and customer-facing activities are also subject to the Business Practices and Consumer Protection Act (British Columbia), which regulates consumer transactions and prohibits deceptive or unconscionable acts or practices. These requirements may apply before, during and after a consumer transaction and may regulate representations made in advertising, sales documents, financing documents and other communications with consumers, including representations regarding vehicle condition, pricing, fees, financing terms, warranties, vehicle history, title, mileage, accident history, availability, delivery and other material terms.

We are also subject to general provincial sale of goods, contract and consumer protection requirements, including requirements relating to title, implied conditions and warranties, contractual disclosure, remedies and fair dealing. These laws and regulations may require us to modify our sales processes, customer documentation, advertising practices, training programs and compliance systems from time to time.

Advertising, Financing and Insurance-Related Products

Our advertising, marketing and promotional activities are subject to federal and provincial laws and regulations, including the Competition Act (Canada), the Business Practices and Consumer Protection Act (British Columbia), the Motor Dealer Act (British Columbia) and related regulations. These laws regulate, among other things, false, misleading or deceptive representations, price advertising, disclosure of fees and charges, claims regarding vehicle features, availability, condition or value, promotional offers, online advertising and other marketing practices.

If we arrange, facilitate or refer customers for vehicle financing, leases, extended warranties, vehicle protection products, insurance products or other ancillary products or services, we may be subject to additional federal and provincial requirements governing consumer credit, cost of credit disclosure, licensing, disclosure of commissions or referral fees, insurance distribution, unfair practices and contractual terms. The Business Practices and Consumer Protection Act (British Columbia) includes requirements relating to disclosure of the cost of consumer credit, including annual percentage rate and other prescribed credit disclosure requirements. Certain insurance-related activities may also require licensing or registration under applicable provincial insurance legislation. We may rely on third-party lenders, brokers, insurers, warranty providers or administrators to provide or administer certain financing and insurance-related products.

Privacy and Data Protection

In the course of our business, we collect, use, disclose, retain and protect personal information relating to customers, prospective customers, employees, service providers and other individuals. Our privacy and data protection practices are subject to Canadian federal and provincial private-sector privacy laws, including the Personal Information Protection and Electronic Documents Act (Canada) and the Personal Information Protection Act (British Columbia), as applicable. These laws generally require organizations to identify the purposes for which personal information is collected, obtain consent where required, limit collection, use and disclosure to appropriate purposes, safeguard personal information, provide access and correction rights and maintain policies and procedures addressing privacy compliance.

We may collect sensitive personal and financial information in connection with vehicle purchases, trade-ins, financing applications, credit checks, vehicle registration, identity verification, anti-fraud measures, customer service, marketing and employment matters. Applicable privacy laws may impose breach reporting, notification, recordkeeping, accountability and safeguarding obligations in connection with cybersecurity incidents, unauthorized access to personal information or other privacy incidents.

We may also be subject to Canada’s anti-spam legislation, commonly referred to as CASL, to the extent we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL imposes consent, content and unsubscribe requirements for commercial electronic messages and includes restrictions relating to certain electronic marketing practices.

Employment and Occupational Health and Safety

Our employment practices are subject to Canadian federal and British Columbia employment, labour, human rights, payroll, workplace safety and occupational health and safety laws. In British Columbia, these include the Employment Standards Act (British Columbia), the Human Rights Code (British Columbia), the Workers Compensation Act (British Columbia) and the Occupational Health and Safety Regulation (British Columbia), among others. These laws regulate, among other things, wages, hours of work, overtime, vacation, statutory holidays, leaves of absence, termination and severance, workplace discrimination and harassment, workplace safety, injury reporting, workers’ compensation assessments and return-to-work obligations.

Our business involves vehicle storage, inspection, movement, preparation and sales activities that may expose employees, contractors and other persons to workplace hazards, including risks associated with vehicle operation, lifting, mechanical work, tools and equipment, chemicals, batteries, cleaning products, vehicle fluids and customer-facing retail operations. These laws and regulations may require workplace safety policies, training, supervision, incident reporting, hazard controls and other workplace compliance programs.

Anti-Money Laundering, Competition and General Business Regulation

Our operations may be subject to federal and provincial anti-money laundering, anti-fraud, sanctions, tax, consumer protection, corporate, securities, business licensing and general commercial laws. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and related regulations impose compliance, reporting, recordkeeping, client identification and other obligations on specified persons and entities. To the extent that our activities, payment practices, financing arrangements, cash transactions, money services or other business activities fall within the scope of those requirements, additional compliance policies and procedures, customer due diligence, transaction monitoring, prescribed records and reporting obligations may apply.

We are also subject to the Competition Act (Canada), which contains civil and criminal provisions relating to misleading advertising, deceptive marketing practices, competitor collaborations, price-fixing, bid-rigging, abuse of dominance and mergers. The Competition Bureau is responsible for the administration and enforcement of the Competition Act (Canada). Private parties may also have rights of action in connection with certain contraventions.

In addition, we may be subject to federal and provincial tax, corporate, securities, municipal business licensing and other general business requirements. These requirements may vary by jurisdiction and may change over time. Compliance with such laws and regulations may require us to incur costs, implement internal controls and devote management resources to regulatory compliance.

Investment Canada Act

The Investment Canada Act (Canada) is Canada’s statute of general application governing foreign investment into Canada. Under the Investment Canada Act (Canada), an acquisition of control of a Canadian business by a non-Canadian is either reviewable, in which case it is subject to both a reporting obligation and an approval process, or notifiable, in which case it is subject only to a reporting obligation. In the case of a reviewable transaction, the non-Canadian investor must submit an application for review containing prescribed information, and the responsible minister must determine whether the investment is likely to be of net benefit to Canada before the transaction may be completed.

An acquisition of control is reviewable where prescribed financial thresholds are exceeded. Where an acquisition of control of a Canadian business by a non-Canadian does not meet the applicable review thresholds, the investor is generally required to file a notification within the prescribed period. For purposes of the Investment Canada Act (Canada), a non-Canadian generally acquires control of a Canadian business if the non-Canadian acquires a majority of the voting interests of a corporation incorporated in Canada carrying on that business. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the corporation is not controlled in fact by the acquirer through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is generally deemed not to be an acquisition of control.

The Investment Canada Act (Canada) also provides for national security review of investments by non-Canadians in Canadian businesses and certain entities with Canadian operations, employees or assets. A national security review may be undertaken on a pre-closing or post-closing basis and may result in the transaction being prohibited, authorized subject to terms and conditions, or, if completed, subject to divestiture or other remedies. An Investment Canada Act review or national security review could prevent, delay or condition a change of control transaction involving us and accordingly may eliminate or limit opportunities for shareholders to benefit from such a transaction.

Competition Act

The Competition Act (Canada) is the federal statute governing competition law in Canada. The Competition Act (Canada) contains a range of civil and criminal provisions governing business conduct, including provisions relating to misleading advertising, deceptive marketing practices, restrictive trade practices, competitor collaborations, price-fixing, bid-rigging, abuse of dominance and merger transactions. The Competition Bureau, an independent law enforcement agency headed by the Commissioner of Competition, is responsible for the administration and enforcement of the Competition Act (Canada).

Certain transactions are subject to mandatory pre-merger notification and review under the Competition Act (Canada) if prescribed financial, party-size and transaction-size thresholds are exceeded and the applicable statutory shareholding or interest thresholds are met. Where notification is required, the transaction generally may not be completed until the required information has been filed and the applicable statutory waiting period has expired, been terminated or been waived. In addition, irrespective of whether a transaction is subject to mandatory notification, the Commissioner of Competition may review any merger to determine whether it prevents or lessens, or is likely to prevent or lessen, competition substantially in a market in Canada. A Competition Act review could prevent, delay or condition a change of control transaction involving us and accordingly may eliminate or limit opportunities for shareholders to benefit from such a transaction.

Environmental, Zoning and Local Business Licensing

Our operations are subject to federal, provincial and local environmental, zoning and business licensing laws and regulations. These requirements may apply to our offices, vehicle storage areas, reconditioning activities, vehicle transportation, waste handling, cleaning products, vehicle fluids, batteries, tires, parts, emissions, stormwater, noise, signage, parking, land use and municipal business licensing. Applicable laws may include, among others, the Canadian Environmental Protection Act, 1999 (Canada), the Transportation of Dangerous Goods Act, 1992 (Canada), the Environmental Management Act (British Columbia), municipal zoning and business licence bylaws and other federal, provincial and local requirements.

Although our business is not primarily an industrial or manufacturing operation, we may handle, store or arrange for disposal of materials associated with used vehicles, including fuel, oil, lubricants, coolants, batteries, tires, cleaning products and other substances that may be regulated as hazardous or controlled materials. We may also rely on third-party service providers for vehicle inspection, repair, detailing, transportation, storage, disposal or other operational functions. Changes in environmental, zoning or local business licensing requirements, or changes in the interpretation or enforcement of such requirements, could require us to modify our facilities, operations or business practices and could materially and adversely affect our business, financial condition and results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Guiyuan Yang	40	Chief Executive Officer, Director and Chairman of the Board of Directors
Yongrong He	34	Chief Financial Officer
[•]	[•]	Director
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee

____________

*        Each of our independent director nominees has accepted his or her appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Guiyuan Yang is the chief executive officer of the Company, Chairman of the board of the Company and a Director and is responsible for our Group’s corporate finance, strategic planning and business development. Mr. Yang has served as chief executive officer of UC Auto Limited since June 2016 and chief executive officer of Carkuku Auto Ltd. and YGY Holding Ltd. (now UC Automotive Holdings Inc.) since January 2023. He has also served as a director of Wanco Capital since January 2023. Mr. Yang has nearly ten years of experience in overall management and strategic direction, including operations, finance, compliance and business development in the automotive retail, wholesale, and investment sectors. Mr. Yang obtained a Bachelor’s degree in Business Administration from Brandon University in 2009.

Yongrong He is the chief financial officer of the Company and is responsible for the overall financial management and operations of our Group. Ms. He has served as chief financial officer of UC Auto Limited since 2024, overseeing the Company’s financial strategy, reporting, budgeting, capital planning, cash flow management, internal controls, and financial risk management. Ms. He joined the Company in 2020 and has held progressively senior positions in online sales, retail sales, automotive financing, and finance. Ms. He obtained a Bachelor’s degree in Business from Simon Fraser University in 2016.

Family Relationships

Our chief executive officer and our chief financial officer are married. There are no family relationships between any other officers or directors.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this Offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders will also be exempt from the reporting provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, however, our directors and officers are subject to the reporting requirements of Section 16(a) of the Exchange Act unless the exemption granted by the SEC on March 5, 2026 for directors and officers of Canadian foreign private issuers subject to National Instrument 55-104 is available to them. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Common Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Canada requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

•        Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•        Exemption from the requirement that our board of directors be composed of independent directors.

•        Exemption from the requirement that our audit committee have a minimum of three members.

•        Exemption from the requirement that we hold annual shareholders’ meetings.

•        Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Canada corporate governance requirements under the BCBCA applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt: (i) a Code of Business Conduct and Ethics; (ii) an Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) an Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [•], [•], and [•]. [•] will be the chairman of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [•] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related-party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [•], [•], and [•]. [•] will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

•        selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [•], [•], and [•]. [•] will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under the BCBCA, every director of a company must: (a) act honestly and in good faith with a view to the best interests of the company; and (b) exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. A director who has a material interest in a contract or transaction, whether made or proposed, that is material to the company, must disclose such interest, subject to certain exceptions, including if the contract or transaction: (i) is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director for the company’s benefit or for one of its affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of the company or of one of its affiliates; (iv) relates to a loan to the company while the director is the guarantor of some or all of the loan; or (v) is with a company that is affiliated with the company while the director is also a director or senior officer of that company or an affiliate of that company. Subject to the BCBCA and our articles, a director who holds such a disclosable interest may be required to refrain from voting on a directors’ resolution to approve the contract or transaction.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and special meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

The Company’s directors will hold office for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are duly elected or appointed pursuant to the BCBCA and such directors will be eligible for re-election. Our officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements and Director Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an indefinite period. We may terminate employment for cause for certain acts of our executive officers, such as gross misconduct affecting our business, committing any serious or repeated breach of any of the provisions of the agreement, or refusal or neglect to comply with any reasonable and lawful directions given by the Company, or if the executive officer is negligent or incompetent in the performance of his or her duties. We may also terminate an executive officer’s employment without cause upon providing three-months advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

Pursuant to the employment agreements between us and our executives: Mr. Guiyuan Yang will receive a commencing salary of US$90,000 per year; and Ms. Yongrong He will receive a commencing salary of US$150,000 per year upon the effective date of such agreements.

Additionally, we have entered into director agreements with each of our non-independent directors upon their appointment. These agreements set forth the terms and conditions of their service, including compensation, and provide for standard indemnification and directors’ and officers’ liability insurance. We also intend to enter into independent director agreements with each of our independent directors upon their appointment. These agreements will set forth the terms and conditions of their service, including compensation, and provide for standard indemnification and directors’ and officers’ liability insurance.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended December 31, 2025 and 2024, we paid an aggregate of approximately C$312,000 and C$312,000 (US$223,325 and US$227,381), respectively, in cash and benefits to our directors and executive officers. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Incentive Plans

As of the date of this prospectus, we have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Common Shares as of the date of this prospectus by our officers, Directors, and 5% or greater beneficial owners of our Common Shares. The following table assumes that none of our officers, Directors, or 5% or greater beneficial owners of our Common Shares will purchase shares in this Offering. In addition, the following table assumes that the underwriter’s over-allotment option has not been exercised.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of the date of this prospectus, the percentage of Shares beneficially owned prior to this Offering is based on 10,000,000 Common Shares outstanding as described in “Our Corporate History And Structure” section. None of the shareholders are located in the United States. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after this Offering is based on the number of Common Shares outstanding prior to this Offering plus the [•] Common Shares that we are selling in this Offering, based on an assumed initial public offering price of US$[•] per Common Share, which is the midpoint of the range set forth on the cover page of the prospectus, and no exercise of the underwriters’ over-allotment option. In addition, pursuant to SEC rules, we also deemed a person to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, each of the persons identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Name of Beneficial Owners(1)	Common Shares Beneficially Owned Prior to This Offering		Common Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors, Director Nominees and Executive Officers:
Guiyuan Yang	9,884,625	98.85%	[•]	[•]	%
Yongrong He	—	—	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]
All directors and executive officers as a group ([•] persons)	[•]	[•] %	[•]	[•]	%
5% shareholders:	[•]	[•]	[•]	[•]
Guiyuan Yang	9,884,625	98.85%	[•]	[•]	%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is 3891 No 3 Rd, Richmond, BC, V6X 2B8, Canada.

As of the date of this prospectus, none of our outstanding Common Shares are held by record holders in the United States.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since January 1, 2024. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F. Guiyuan Yang, our founder, chairman and chief executive officer, entered into a car rental agreement with the Company for a one-year term from January 1, 2025 to January 1, 2026, at a monthly rental fee of $3,579. Related party transactions details are shown below:

Related party name		Years ended December 31,
		Revenue from related party
	Transaction Type	2025	2024
Guiyuan Yang	Car lease revenue	$42,952	$—
Shun Gu	Car lease revenue	245	547
Total		$43,197	$547

Balances with Related Parties

As of December 31, 2025 and 2024, amounts due from Mr. Guiyuan Yang were $183,487 and $123,892, respectively. These amounts are non-interest bearing operating advances that are due on demand.

As of December 31, 2025, amounts due to related parties totaled $375,337, consisting of $141,715 due to Mr. Guiyuan Yang, $5,038 due to Ms. Yongrong He, $184,845 due to Mr. Shun Gu and $48,485 due to S.A.M. Education Group Inc., an entity controlled by Mr. Shun Gu. As of December 31, 2024, those amounts totaled $731,160, consisting of $348,184, $21,638, $264,191 and $97,147, respectively. Amounts due to Mr. Yang and Ms. He are non-interest bearing operating advances that are due on demand. Amounts due to Mr. Shun Gu and S.A.M. Education Group Inc. bear interest at 12% per annum and are due on demand.

Dividends Paid to Noncontrolling Shareholders

On May 31, 2024, dividends totaling $153,290 were declared and paid to the noncontrolling shareholders of UC Auto Limited, of which $88,532 was paid to Mr. Shun Gu and $64,758 was paid to Wei Zhang and Li Yang.

Acquisition of Noncontrolling Interest and Issuance of Common Shares

During the year ended December 31, 2024, we acquired an additional 20% equity interest in UC Auto Limited from an existing noncontrolling shareholder for consideration of $346,952. On August 5, 2026, Mr. Shun Gu transferred his 18.61% noncontrolling interest in UC Auto Limited to the Company in exchange for 115,375 newly issued Common Shares, representing approximately 1.15% of our issued and outstanding Common Shares.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our share capital and certain provisions of our notice of articles and articles, each as in effect upon the completion of this Offering. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the BCBCA and our notice of articles and articles, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Share Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, issuable in one or more series. As of the date of this prospectus, there were 10,000,000 Common Shares issued and outstanding and no Preferred Shares issued and outstanding. All issued Common Shares are duly authorized, fully paid and non-assessable.

Voting Rights

Holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Company with one vote per share held.

Dividends

Subject to the BCBCA and the rights, if any, of shareholders holding shares with special rights as to dividends, holders of Common Shares are entitled to receive dividends if, as and when declared by our board of directors. Our board of directors may from time to time declare and authorize payment of such dividends as it may deem advisable, provided that we must not declare or pay a dividend if there are reasonable grounds for believing that we are insolvent or that the payment of the dividend would render us insolvent.

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, subject to the rights of any holders of shares ranking in priority to or on a parity with the Common Shares, including the rights of holders of any series of Preferred Shares described below under “Preferred Shares,” the holders of Common Shares are entitled to receive the remaining property and assets of the Company available for distribution to shareholders, equally share for share, without preference or distinction.

Other Rights

The holders of Common Shares do not have any pre-emptive, subscription, conversion or redemption rights. Our articles do not contain any provision discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

Preferred Shares

Our articles authorize our board of directors to issue Preferred Shares in one or more series and, for each series, to determine the number of shares and the rights, privileges, restrictions and conditions attaching to those shares. Holders of Preferred Shares are entitled to priority over holders of Common Shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding-up, but are otherwise not entitled to vote except as required by law or the rights attaching to a particular series. No Preferred Shares are currently issued and outstanding, and no series of Preferred Shares has been designated.

Authorized Share Structure and Alterations

Our authorized share structure consists of the class or classes and series described in our notice of articles, which currently include an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. Subject to the BCBCA and any applicable special rights or restrictions, our articles permit our authorized share structure to be altered by resolution of the directors, including to create or eliminate classes or series of shares, increase, reduce or eliminate the maximum number of shares authorized for any class or series, subdivide or consolidate shares, alter the identifying name of shares or otherwise alter our shares or authorized share structure when required or permitted by the BCBCA. Subject to the BCBCA, we may by special resolution create special rights or restrictions for, and attach those special rights or restrictions to, shares of any class or series of shares, or vary or delete any special rights or restrictions attached to shares of any class or series of shares.

Issuance of Shares, Warrants and Rights.

Subject to the BCBCA and the rights of the holders of issued shares, our board of directors may issue, allot, sell or otherwise dispose of unissued shares, and issued shares held by us, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the board of directors may determine. Except as provided by the BCBCA, no share may be issued until it is fully paid. Our articles also authorize us, subject to the BCBCA, to issue share purchase warrants, options and rights upon such terms and conditions as the directors determine.

Shareholder Meetings and Notice

Unless an annual general meeting is deferred or waived in accordance with the BCBCA, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after our last annual reference date. Our articles provide that, if and for so long as we are a public company, we must send notice of a meeting of shareholders at least 21 days before the meeting.

Quorum and Special Resolutions

Subject to the special rights and restrictions attached to the shares of any class or series and any applicable Nasdaq rules, the quorum for the transaction of business at a meeting of shareholders is one or more shareholders entitled to vote at the meeting, whether in person or by proxy, holding, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting; provided that, while the Company is listed on Nasdaq, the quorum shall be one or more shareholders holding, in the aggregate, at least one-third of the issued shares entitled to be voted at the meeting or such other percentage as may be required by applicable Nasdaq rules from time to time. The majority of votes required to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Transfer of Shares

A transfer of a share must not be registered unless we have received a duly signed instrument of transfer in respect of the share and, if applicable, the share certificate or any non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been surrendered to us. Except to the extent the BCBCA otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in our securities register. Under our articles, restrictions requiring director consent for transfers of shares or designated securities do not apply to us if and for so long as we are a public company.

Purchase of Shares

Subject to the special rights and restrictions attached to any class or series of shares and the BCBCA, we may, if authorized by our board of directors, purchase or otherwise acquire any of our shares at the price and upon the terms specified in the authorizing resolution. We must not make a payment or provide any other consideration to purchase or otherwise acquire any of our shares if there are reasonable grounds for believing that we are insolvent or that making the payment or providing the consideration would render us insolvent. If we retain a share redeemed, purchased or otherwise acquired by us, we are not entitled to vote that share at a meeting of shareholders, pay a dividend in respect of that share or make any other distribution in respect of that share while it is held by us.

Share Certificates and Uncertificated Shares

Our articles provide that the directors may, by resolution, provide that the shares of any or all classes and series of our shares, or any specified shares, must be uncertificated shares. Unless the shares of which a shareholder is the registered owner are uncertificated shares, each shareholder is entitled, upon request and at the shareholder’s option, to receive, without charge, a share certificate representing the shares of each class or series registered in the shareholder’s name or a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate.

Listing

We have applied to list our Common Shares on the Nasdaq Capital Market under the symbol “[•].” At this time, Nasdaq Capital Market has not yet approved our application to list our Common Shares. The closing of this Offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is [•], with its principal office at [•].

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [•] Common Shares (or [•] Common Shares if the underwriter exercises its over-allotment option in full) outstanding. All of the Common Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Common Shares, and while we plan to apply to list our Common Shares on Nasdaq, we cannot assure you that a regular trading market for our Common Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Shares. Further, since a large number of our Common Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Common Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-up Agreements

We have agreed not to, for a period of [•] months after the date of closing of this Offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this Offering, any of our Common Shares or securities that are substantially similar to our Common Shares, including but not limited to any options or warrants to purchase our Common Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Common Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, each of our directors and executive officers and shareholders has also entered into a similar lock-up agreement for a period of [•] months after the date of closing of this Offering, subject to certain exceptions, with respect to our Common Shares and securities that are substantially similar to our Common Shares. Pursuant to such lock-up agreements, each of our directors, executive officers and shareholders has agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, that transfers, in whole or in part, any of the economic consequences of ownership of our Common Shares or such other securities for a period of [•] months after the date of this Offering, without the prior written consent of the underwriter.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Common Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Common Shares may dispose of significant numbers of our Common Shares in the future. We cannot predict what effect, if any, future sales of our Common Shares, or the availability of Common Shares for future sale, will have on the trading price of our Common Shares from time to time. Sales of substantial amounts of our Common Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Common Shares.

Rule 144

All of our Common Shares issued and outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective prospectus under the Securities Act or pursuant to an exemption from the registration requirement such as that provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned our restricted securities within the meaning of Rule 144 for at least six (6) months would be entitled to sell an unlimited number of the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.

Persons who are our affiliates (including persons beneficially owning 10% or more of our issued and outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of Shares then outstanding; or

•        the average weekly trading volume of our Common Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Common Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to the offering and who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company, and is not “affiliated” with the Company (each as defined in the Tax Act), (iii) acquires and holds Common Shares as capital property, (iv) has not entered into a “derivative forward agreement” or “synthetic forward agreement” (as defined in the Tax Act) with respect to the Common Shares, (v) does not use or hold Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, (vi) is not an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the current provisions of the Tax Treaty (each as in force as of the date of this prospectus) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all United States Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Canadian Currency

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable the exchange rate as determined in accordance with the Tax Act.

Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, on the Common Shares to United States Holders will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the United States Holder is entitled under the Tax Treaty. United States Holders are urged to consult their own tax advisors to determine their entitlement to relief under the Tax Treaty. The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the United States Holder’s account.

Dispositions of Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share (other than to the Company), nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the United States Holder is not entitled to relief under the Tax Treaty.

Provided that the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the Nasdaq) and are so listed at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition: (i) 25% or more of the issued shares of any class or series of shares of the Company were owned by or belonged to one or any combination of (a) the United States Holder, (b) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), or (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, civil law rights in, such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. The Company expresses no opinion as to the status of the Common Shares as “taxable Canadian property” for any United States Holder in the current tax year or in any future tax year.

United States Holders should consult their own tax advisors as to whether their Common Shares will constitute “taxable Canadian property”. United States Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and compliance procedures under the Tax Act, none of which are described in this summary.

THE PRECEDING DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR CANADIAN OR OTHER TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Common Shares. This summary applies only to U.S. Holders that hold our Common Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Common Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        the Company’s officers or directors;

•        holders who are not U.S. Holders;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Common Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Common Shares and their partners are urged to consult their tax advisors regarding an investment in our Common Shares.

Taxation of Dividends and Other Distributions on Our Common Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on our Common Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Common Shares will meet the conditions required for the reduced tax rate. If we are eligible for such benefits, dividends we pay on our Common Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Common Shares. Dividends received on our Common Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Common Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Common Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Common Shares. Any capital gain or loss will be long term if the Common Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Common Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we will be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Common Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Common Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Common Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Common Shares), and (ii) any gain realized on the sale or other disposition of Common Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Common Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Common Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Common Shares held at the end of the taxable year over the adjusted tax basis of such Common Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Common Shares over the fair market value of such Common Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Common Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a

U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Common Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Common Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Common Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of British Columbia. Our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of our assets, are located outside of the United States. We have appointed [•] as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is [•]. However, it may be difficult for shareholders who reside in the United States to effect service within the United States upon us or upon directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability or the civil liability of our directors, officers and experts under the United States federal securities laws.

Furthermore, because substantially all of our assets and all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. Without an order from a court of Canada, there can be no assurance that U.S. investors will be able to enforce against us, members of our Board of Directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments of courts of the United States in civil and commercial matters, including judgments of courts of the United States under the federal securities laws.

UNDERWRITING

[Underwriter] (“[•]”) is acting as the representative of the underwriters of this offering (the “Representative”). Under the terms and subject to the conditions contained in the underwriting agreement dated as of the date of this prospectus, each of the underwriters named below has severally but not jointly agreed to purchase, and we have agreed to sell to those underwriters, the number of Common Shares set forth opposite the underwriter’s name below:

Underwriters	Number of Shares
[•]	[•]
Total	[•]

The underwriting agreement provides that the underwriters must purchase all of the Common Shares being sold in this offering if they purchase any of them. However, the underwriters are not required to take or pay for the Common Shares covered by the underwriters’ option to purchase additional Common Shares as described below.

Our Common Shares are offered subject to a number of conditions, including: completion of satisfactory due diligence by [•] and its counsel and approval of the transaction by its management team; declaration of effectiveness of the Company’s registration statement; approval for listing of the Company’s Shares on a national exchange in the United States acceptable to [•]; and execution of the Underwriting Agreement and any other ancillary documents contemplated by the foregoing or deemed necessary by [•].

Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

We have granted the Representative an option, exercisable for [•] days from the commencement of sales of this offering, to purchase up to an additional [•]% of the total number of Common Shares to be offered at the initial public offering, on the same terms as the Common Shares sold in the offering. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Common Shares as the number listed next to each underwriter’s name in the preceding table bears to the total number of Common Shares listed in the preceding table.

The Representative will initially offer the shares to the public at the initial public offering price set forth on the cover of this prospectus. The securities are offered by the Representative as stated herein, subject to receipt and acceptance by the Representative and subject to its right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts and commissions are equal to [•]% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to [•] Common Shares, or [•]% additional Common Shares. Amounts are presented in US$.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public Offering Price	$	$	$
Underwriting discount	$	$	$
Proceeds to Us, Before Expenses	$	$	$

We will also pay to the Representative by deduction from the net proceeds of the offering, a non-accountable expense allowance equal to [•]% of the gross proceeds of the offering.

Listing

We plan to apply to have our Common Shares approved for listing on the Nasdaq Capital Market under the symbol “[•].” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our Common Shares will in fact be listed.

If our Common Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

Our officers, directors and shareholders have agreed, subject to certain exceptions, to a “lock-up” for a period of [•] after the date of this prospectus with respect to the Common Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of [•] after the date of this prospectus, such persons may not offer, sell, pledge or otherwise transfer or dispose of, directly or indirectly, these securities without the prior written consent of the Representative. In addition, we, including any of our successors, have agreed for a period of [•] from the date the SEC declares this registration statement effective, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Common Shares of the Company or any securities convertible into or exercisable or exchangeable for Common Shares; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any Common Shares of the Company or any securities convertible into or exercisable or exchangeable for Common Shares. The underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the underwriters may base their decision on their assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Pricing of the Offering

Prior to this offering, there has been no public market for our Common Shares. The initial public offering price of the shares has been negotiated between us and the Representative. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We offer no assurances that the offering price will correspond to the price at which our Common Shares will trade in the public market subsequent to this offering or that an active trading market for our Common Shares will develop and continue after this offering.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more underwriters participating in this offering, or by their affiliates, and the underwriters may distribute prospectuses electronically. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Common Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Representative may engage in transactions that stabilize, maintain, or otherwise affect the price of our Common Shares. Specifically, the Representative may sell more Common Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Common Shares available for purchase by the Representative under the option to purchase additional Common Shares. The Representative can close out a covered short sale by exercising the option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out a covered short sale, the Representative will consider, among other things, the open market price of Common Shares compared to the price available under the option to purchase additional Common Shares. The Representative may also sell Common Shares in excess of the option to purchase additional Common Shares, creating a naked short position. The Representative must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Representative is concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Representative may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Common Shares in this offering because such underwriter repurchases those Common Shares in stabilizing or short covering transactions.

Finally, the Representative may bid for, and purchase, our Common Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Common Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Representative is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Common Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Common Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Representative and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Representative and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Representative and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The Representative and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The Representative and certain of its affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

Stamp Taxes

If you purchase Common Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Common Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Common Shares, where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Common Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Common Shares in this Offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	US$	[•]
FINRA filing fee		[•]
Nasdaq listing fee		[•]
Printing and engraving expenses		[•]
Legal fees and expenses		[•]
Accounting fees and expenses		[•]
Advisory fees		[•]
Miscellaneous		[•]
Total	US$	[•]

LEGAL MATTERS

Certain legal matters as to the United States federal securities and New York state law in connection with this offering will be passed upon for us by Loeb & Loeb LLP. The validity of the Common Shares offered in this offering and certain other legal matters as to Canadian law will be passed upon for us by Bennett Jones LLP. Certain legal matters in connection with this offering will be passed upon for the underwriter by [•].

EXPERTS

The consolidated financial statements for the years ended December 31, 2025 and 2024, included in this prospectus have been so included in reliance on the report of Summit Group CPAs, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Summit Group CPAs, P.C. is located at 99 Madison Avenue, Suite 601, New York, New York, 10016.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this Offering of our Common Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this Offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders will also be exempt from the reporting provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first two quarters of each fiscal year.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

UC AUTOMOTIVE HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

UC Automotive Holdings Inc. (formerly known as “YGY Holding Limited”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UC Automotive Holdings Inc. and its subsidiaries (collectively referred as the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows, for each of the two years ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and cash flows, for each of the two years ended December 31, 2025, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Summit Group CPAs, P.C. (PCAOB ID: 5910)
We have served as the Company’s auditor since 2026.
New York, New York
August 14, 2026

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
	USD	USD
ASSETS

CURRENT ASSETS
Cash and cash equivalents	1,733,878	1,542,990
Accounts receivable, net	204,947	91,420
Inventories, net	3,406,916	3,598,999
Due from related parties	183,487	123,892
Prepaid expenses and other current assets	228,174	234,970
Total current assets	5,757,402	5,592,271

NONCURRENT ASSETS
Property and equipment, net	777,465	621,622
Right-of-use assets, net	437,955	394,030
Lease Finance receivable	225,586	183,300
Other receivable and other noncurrent assets	121,613	68,350
Total non-current assets	1,562,619	1,267,302
Total assets	7,320,021	6,859,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	308,261	150,542
Due to related parties	375,337	731,160
Customer deposit	617,109	1,295,093
Operating lease liabilities – current	194,813	102,973
Other current liabilities	356,818	142,196
Total current liabilities	1,852,338	2,421,964

OTHER LIABILITIES
Operating lease liabilities – noncurrent	260,456	301,908
Unearned interest income	72,198	60,686
Loan	219,059	346,952
Total other liabilities	551,713	709,546
Total liabilities	2,404,051	3,131,510

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (no par value; unlimited shares authorized, 9,884,625 shares issued and outstanding as of December 31, 2025 and 2024)	—	—
Additional paid-in capital	4,726	4,726
Retained earnings	4,034,342	3,262,223
Accumulated other comprehensive (loss)	1,941	(267,567)
Total UC Automotive Holdings Inc. shareholders’ equity	4,041,009	2,999,382
Non-controlling interest	874,961	728,680
Total equity	4,915,970	3,728,062
Total liabilities and shareholders’ equity	7,320,021	6,859,572

The accompanying notes are an integral part of these consolidated financial statements.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2025	2024
	USD	USD
OPERATING REVENUES
Auto Sales	36,750,873	41,282,925
Other revenue	718,386	634,345
Total Operating Revenues	37,469,259	41,917,270

COST OF REVENUES	34,092,806	39,014,357

GROSS PROFIT	3,376,453	2,902,913

OPERATING EXPENSES
Selling expenses	516,205	536,098
General and administrative expenses	1,673,323	1,609,228
Total operating expenses	2,189,528	2,145,326

INCOME FROM OPERATIONS	1,186,925	757,587

OTHER INCOME (EXPENSE)
Interest expense	(62,224)	(61,233)
Other income (expense), net	42,590	(82,593)
Total other expense, net	(19,634)	(143,826)

INCOME BEFORE INCOME TAXES	1,167,291	613,761
Income tax expenses	(265,078)	(147,380)
NET INCOME	902,213	466,381
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	103,094	2,543
NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	772,119	463,838
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	285,696	(365,581)
LESS: OTHER COMPREHENSIVE INCOME(LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	16,188	(36,919)
OTHER COMPREHENSIVE INCOME(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	269,508	(328,662)
TOTAL COMPREHENSIVE INCOME	1,187,909	100,800
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	146,282	(34,376)
COMPREHENSIVE INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	1,041,627	135,176
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Weighted average number of ordinary shares outstanding – Basic and diluted	9,884,625	9,884,625
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS
Earnings per ordinary share – Basic and diluted	0.08	0.05

The accompanying notes are an integral part of these consolidated financial statements.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Non controlling Interest	Total
	Shares	Par value
		USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2023	9,884,625		4,726	2,916,250	61,095	1,145,433	4,127,504
Non-controlling interest equity acquisition				(117,865)		(229,087)	(346,952)
Shareholders’ dividend						(153,290)	(153,290)
Foreign currency translation gain(loss)					(328,662)	(36,919)	(365,581)
Net income (loss)				463,838		2,543	466,381
BALANCE, December 31, 2024	9,884,625		4,726	3,262,223	(267,567)	728,680	3,728,062
Foreign currency translation gain(loss)					269,508	16,187	285,696
Net income (loss)				772,119		130,093	902,212
BALANCE, December 31, 2025	9,884,625		4,726	4,034,342	1,941	874,961	4,915,970

The accompanying notes are an integral part of these consolidated financial statements.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	902,213	466,381
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	123,264	99,565
Amortization of operating lease right-of-use assets	140,894	99,605
Impairment of equity investment	—	109,318

Change in operating assets and liabilities:
Accounts receivable	(106,612)	(67,547)
Prepaid expenses and other current assets	18,710	(168,016)
Inventory	372,858	839,490
Lease Finance receivable	(32,057)	(95,821)
Other receivable and other noncurrent assets	(48,714)	(10,522)
Accounts payable	146,905	92,162
Customer deposit	(731,090)	555,808
Other current liabilities	203,119	(727,781)
Unearned interest income	8,175	11,419
Operating lease liabilities	(135,113)	(91,286)
Net cash provided by operating activities	865,552	1,136,941
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(244,175)	(235,049)
Net cash used in investing activities	(244,175)	(235,049)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party	(444,858)	52,275
Repayment to related party	6,451	152,609
Repayment of long-term loan	(143,174)	(71,355)
Dividend to shareholders	—	(157,566)
Share purchase from minority shareholders	—	(364,393)
Net cash used in financing activities	(581,581)	(388,430)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	36,796	(121,337)

CHANGE IN CASH AND CASH EQUIVALENTS	190,888	392,125

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	1,542,990	1,150,864
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	1,733,878	1,542,990
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	474,353	147,379
Cash paid for interest expense	62,224	61,233

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets	163,752	464,766
Initial recognition of operating lease liabilities	163,752	464,766

The accompanying notes are an integral part of these consolidated financial statements.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 1 — Nature of business and organization

Nature of business

UC Automotive Holdings Inc. (formerly known as YGY Holding Limited, “UC Automotive”) was incorporated in British Columbia, Canada on November 23, 2020. UC Automotive, through its subsidiaries (collectively, the “Company”), is principally engaged in the business of used vehicle sales and leasing in Canada.

Reorganization

In connection with the Company’s planned initial public offering, the Company completed a series of corporate reorganization transactions in July and August 2026 (the “Reorganization”). On July 8, 2026, YGY Holding Ltd. changed its name to UC Automotive Holdings Inc. On August 3, 2026, the Company subdivided its 100 issued and outstanding common shares held by Guiyuan Yang into 9,884,625 common shares. On August 5, 2026, Shun Gu transferred his 1,861,000 common shares of UC Auto, representing his 18.61% ownership interest in UC Auto, to UC Automotive in exchange for 115,375 common shares of UC Automotive.

Upon completion of the Reorganization, UC Automotive owned 100% of both of UC Auto Limited and Carkuku Auto Ltd., and Guiyuan Yang and Shun Gu held 9,884,625 and 115,375 common shares of UC Automotive, representing approximately 98.85% and 1.15%, respectively, of UC Automotive’s issued and outstanding common shares.

Note 2 — Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All consolidated financial statements and notes to the consolidated financial statements are presented in United States dollars (“US Dollar” or “US$” or “$”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership as of December 31, 2025
UC Auto Limited (“UC Auto”)	A Canada limited liability company Incorporated on April 21, 2016	81.39% directly owned by UC Automotive
Carkuku Auto Ltd. (“Carkuku”)	A Canada limited liability company Incorporated on June 11, 2021	100% directly owned by UC Automotive

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, allowance for credit losses and inventory reserve. Actual results could differ from these estimates.

Cash and cash equivalents

Cash comprises cash on hand and cash deposits at financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Accounts receivable, net

Accounts receivables are stated net of allowances for credit losses. On January 1, 2023, the Company adopted ASU 2016-13, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The company uses modified-retrospective transition approach with no cumulative effect adjustment to shareholders’ equity recognized as of January 1, 2023. Upon adoption of ASC 326, the Company maintains allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc., and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred. As of December 31, 2025 and 2024, there was no allowance recorded for credit losses.

Inventories

Inventories of purchased vehicles are stated at the lower of cost or net realizable value. Cost includes the Company’s cost of acquiring ownership of the vehicle. The cost of vehicles sold is charged to cost of vehicle sales as sold on a specific identification basis. Management periodically compares the cost of inventories with its net realizable value, and will establish an allowance to adjust its inventories to their respective net realizable value (“NRV”) if NRV is lower than cost. As of December 31, 2025 and 2024, there was no allowance recorded for inventory.

Investment Securities under Equity Method Accounting

The Company accounts for equity investments in certain entities with significant influence under equity-method accounting. Under this method, the Company’s pro rata share of income (loss) from investment is recognized in the consolidated statements of operations and comprehensive income. Dividends received reduce the carrying amount of the investment. When the Company’s share of loss in an equity-method investee equals or exceeds its carrying value of the investment in that entity, the equity method investment can be reduced below zero based on losses if the Company either be liable for the obligations of the investee or provide for losses in excess of the investment when imminent return to profitable operations by the investee appears to be assured. Otherwise, the Company does not recognize its share of equity method losses exceeding its carrying amount of the investment. Equity-method investment is reviewed for impairment by assessing if the decline in market value of the investment below the carrying

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

value is other-than-temporary. In making this determination, factors are evaluated in determining whether a loss in value should be recognized. These include consideration of the intent and ability of the Group to hold investment and the ability of the investee to sustain an earnings capacity, justifying the carrying amount of the investment. Impairment losses are recognized in other expense when a decline in value is deemed to be other-than-temporary.

DD AUTO LIMITED

The Company owns 30% of DD Auto (“DD”), a company concentrating on used car sales. The Company’s share of losses from DD exceeded the carrying amount of the investment as of December 31, 2024, and as a result, the Company suspended recognition of additional losses. The Company will resume recognizing its share of losses only to the extent that it subsequently becomes obligated to fund the investee’s losses or the investee returns to profitability and the Company’s share of earnings exceeds its previously unrecognized losses.

Prepaid expenses and other current assets

Prepayments include advances to suppliers for purchasing vehicles that have not been received. Other current assets primarily consist of interest receivable and short-term loan receivables. Prepayments and other current assets are classified as current because they are expected to be settled or collected within one year. The total balance of prepaid expenses and other current assets was $228,174 and $234,970 as of December 31, 2025 and 2024, respectively.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Charges for repairs and maintenance that do not improve or extend the life of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are written off and any resulting gains or losses are recorded during the period.

Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Useful life
Vehicles	5 years
Furniture, fixtures and equipment	5 years
Computers	3 years
Leasehold improvements	Lesser of useful life or remaining lease term

Impairment for long-lived assets

Long-lived assets, including property and equipment, with finite lives and right-of-use assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2025 and 2024, no impairment of long-lived assets was recognized on consolidated statements of operations.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Customer deposit

Customer deposits represent amounts received from customers in advance of vehicle sales transactions and vehicle leasing arrangements. Such deposits are generally non-refundable and are recorded as contract liabilities until the related performance obligations are satisfied. Customer deposits are applied toward the total contract consideration upon completion of the related transaction.

For vehicle sales transactions, customer deposits are recognized as revenue when control of the vehicle is transferred to the customer.

For vehicle leasing arrangements accounted for under ASC 842, customer deposits are recognized in accordance with the terms of the underlying lease arrangement.

Customer deposits amounted to $617,109 and $1,295,093 as of December 31, 2025 and 2024, respectively.

Leases

On January 1, 2022, the Company adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”).

Lessee accounting

The Company determines whether an arrangement contains a lease at inception. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company leases office and retail facilities, vehicle storage facilities, and parking spaces under operating lease arrangements. Right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. Lease liabilities are measured using the rate implicit in the lease when readily determinable; otherwise, the Company uses its incremental borrowing rate. ROU assets are adjusted for lease incentives, initial direct costs, and prepaid or accrued lease payments.

Operating lease expense is recognized on a straight-line basis over the lease term and is included in operating expenses in the consolidated statements of operations and comprehensive income.

Lessor accounting

The Company enters into vehicle leasing and rental arrangements with customers and accounts for such arrangements under ASC 842.

Revenue recognition and lease classification policies related to operating leases, sales-type leases, and direct financing leases are described under “Revenue Recognition — Vehicle Leasing and Rental Activities.”

Lease receivables primarily represent the Company’s net investment in sales-type leases and direct financing leases. Unearned interest income represents the portion of gross lease receivables that will be recognized as interest income over the lease term using the effective interest method.

Fair Value Measurement

US GAAP, regarding fair value of financial instruments and related fair value measurements, defines fair value and establishes a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

The three levels of the hierarchy are defined as follows:

Level 1:	inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2:

inputs include quoted prices, other than those in level 1, for the same in inactive markets or similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3:	inputs are unobservable.

The carrying amounts of cash, accounts receivable, due from related parties, customer deposits, accounts payable, accrued liabilities, due to related parties and loan payable approximate their fair values due to the short-term nature of these instruments or their demand nature.

The carrying amount of lease receivables approximates fair value because the underlying lease arrangements are entered into at market terms. Fair value is estimated using discounted cash flow techniques based on assumptions regarding expected future cash flows and market interest rates for instruments with similar characteristics.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

Revenue from contracts with customers is recognized in accordance with ASC 606, Revenue from Contracts with Customers, when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the five-step model prescribed by ASC 606 to determine the timing and amount of revenue recognition. Revenue generated from leasing arrangements is accounted for under ASC 842, Leases.

The Company generates revenue primarily from (i) retail and wholesale vehicle sales, (ii) vehicle export sales, (iii) vehicle leasing and rental activities, and (iv) ancillary customer fees.

Vehicle Sales

Revenue from retail and wholesale vehicle sales is recognized at a point in time when control of the vehicle is transferred to the customer, which generally occurs upon delivery of the vehicle, transfer of legal title, and customer acceptance. The transaction price generally consists of the stated vehicle sales price and any non-refundable dealer or documentation fees. Sales taxes and other governmental assessments collected on behalf of governmental authorities are excluded from revenue.

The Company generally has a single performance obligation associated with the sale of a vehicle. Standard warranties provided in connection with vehicle sales are considered assurance-type warranties and do not give rise to separate performance obligations. Revenue is recognized only when collectability is probable.

The Company generally does not provide rights of return, customer incentive programs, or material warranties in connection with vehicle sales.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Vehicle Export Sales

Revenue from vehicle export sales is recognized when control of the vehicle transfers to the customer in accordance with the contractual shipping terms. Depending on the applicable shipping arrangements, control generally transfers either when the vehicle is delivered to the carrier or upon delivery to the customer’s designated location. Shipping and handling activities occurring after the transfer of control are accounted for as fulfillment activities.

Vehicle Leasing and Rental Activities

The Company enters into vehicle leasing and rental arrangements with customers that are accounted for under ASC 842, Leases.

For operating leases and short-term vehicle rentals, lease income is recognized on a straight-line basis over the lease term. Variable lease payments, including excess mileage charges, late fees, excess wear-and-tear charges, and other usage-based fees, are recognized in the period in which the related amounts become due and the associated uncertainty is resolved.

For leases classified as sales-type leases, the Company derecognizes the leased vehicle and recognizes a net investment in the lease at lease commencement. Any selling profit or loss is recognized at commencement, and interest income is subsequently recognized over the lease term using the effective interest method.

For leases classified as direct financing leases, the Company derecognizes the leased vehicle and records a net investment in the lease at lease commencement. Interest income is recognized over the lease term using the effective interest method.

Ancillary Fees

The Company earns ancillary fees in connection with its vehicle sales and leasing activities, including documentation fees, excess mileage charges, late fees, and other customer-related charges. Documentation fees associated with vehicle sales are recognized when the related vehicle sale is completed. Fees associated with leasing and rental activities are recognized when earned in accordance with the terms of the underlying agreements.

Principal versus Agent Considerations

The Company evaluates each arrangement to determine whether it acts as a principal or an agent. The Company generally acts as the principal in vehicle sales transactions because it obtains control of the vehicles prior to transfer to customers, bears inventory risk, has discretion in establishing pricing, and is primarily responsible for fulfilling the contract. Accordingly, revenue from such transactions is generally recognized on a gross basis. In arrangements where the Company does not control the specified goods or services before they are transferred to customers, revenue is recognized on a net basis.

Contract balance

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment. Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as customer deposit.

Cost of revenues

For vehicle sales, cost of revenue consists primarily of purchase price of vehicles paid by the Company, sales commissions, and other direct costs in connection with the used vehicle sales business.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

For vehicle leasing, cost of revenue primarily consists of depreciation of leased vehicles, maintenance and repair expenses, insurance expenses and other direct costs in connection with the vehicle leasing business

Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU 2023-07 require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or 10ss. ASU 2023-07 requires that a public entity disclose the title and position of the COD and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by FASB ASC Topic 280, “Segment Reporting” (“ASC 280”), in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in ASU 2023-07 and existing segment disclosures in ASC 280.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, who is Chief Executive Officer, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Based on management’s assessment the Company has determined that it has only one operating segment as defined by A$C 280, the Company does not manage its business by separate product lines, service lines, or geographic operating units for purposes of internal financial reporting.

The measure of segment profit or loss regularly reviewed by the CODM is consolidated net income. The CODM uses consolidated net income to evaluate the Company’s operating performance, assess profitability, and make decisions.

The following table presents the significant segment expense categories that are regularly provided to the CODM and included in the measure of segment profit or loss:

For years ended December 31,	2025	2024
Revenue	$37,469,259	$41,917,270
Cost of revenue	34,092,806	39,014,375
Total operating expenses	2,189,528	2,145,326
Other segment items	19,634	143,826
Income tax expenses	265,078	147,380
Net income	902,213	466,381

Other segment items included in consolidated net income consist primarily of other income, interest income, interest expense, and other non-operating income or expenses.

For the years ended December 31, 2025 and 2024, all of the Company’s revenues were performed in Canada, and all of the Company’s long-lived assets were located in Canada.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Income tax expense comprises current and deferred income taxes and is recognized based on income earned during the year. Current income taxes are measured using enacted or substantively enacted tax rates and laws applicable to the periods in which the taxes are incurred.

Deferred income taxes are recognized using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply in the periods in which the temporary differences are anticipated to reverse. The effect of changes in tax rates is recognized in the period of enactment.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, management considers all available positive and negative evidence, including historical operating results, future taxable income, reversal of existing taxable temporary differences, and tax planning strategies.

The Company conducts substantially all of its operating activities through subsidiaries located in Canada and is primarily subject to Canadian federal and provincial income taxes.

The Company recognizes the financial statement effects of a tax position when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. Interest and penalties related to uncertain tax positions, if any, are recognized as a component of income tax expense.

Noncontrolling Interests

Noncontrolling interests represent the equity interests in subsidiaries not attributable, directly or indirectly, to the Company. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any difference between the consideration paid or received and the carrying amount of the noncontrolling interests is recognized in additional paid-in capital.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“$”). The functional currency of subsidiaries located in Canada is the Canadian Dollar (“CAD”). For the entities whose functional currency is the CAD, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The Company’s assets and liabilities are translated into United States dollars from CAD at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occur.

	December 31, 2025	December 31, 2024
Year-end CAD: US$ exchange rate	0.7302	0.6939
Annual average CAD: US$ exchange rate	0.7159	0.7288

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025 and 2024, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under US GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using the USD as its functional currency.

Recent accounting pronouncements

Adopted in the Current Period

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an annual and interim basis, primarily through enhanced disclosures of significant segment expenses. The Company adopted the guidance for fiscal year beginning January 1, 2024, on a retroactive basis, which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. The Company adopted the guidance for fiscal year beginning January 1, 2025, on a retroactive basis, which did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Accounting Standards Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance will be effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Credit Losses (Topic 326): Simplifications to the Accounting for Short-Term Receivables and Contract Assets. The update introduces practical expedients that allow entities to simplify the estimation of expected credit losses for accounts receivable and contract assets by permitting certain assumptions regarding current conditions and expectations of future economic conditions. The amendments are intended to reduce the complexity and cost of applying the current expected credit loss model for short-term financial assets. The amendments in this update are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements. The Company does not currently expect the adoption of this guidance to have a material impact on its consolidated financial statements.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 3 — Revenue

The Company disaggregates revenues from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Revenue categories presented below represent types of revenue streams and are not considered operating segments for purposes of ASC 280.

The following table identifies the disaggregation of the Company’s revenues for the years ended December 31, 2025, and 2024, respectively:

	December 31, 2025	December 31, 2024
Revenue
Auto sales	$36,750,873	$41,282,925
Car lease revenue	524,795	477,804
Service revenue	116,485	151,590
Other revenue	77,106	4,951
Toal Revenue	$37,444,009	$41,917,270

Note 4 — Cash and cash equivalents

As of December 31, 2025 and 2024, Cash and cash equivalents consisted of the following:

	December 31, 2025	December 31, 2024
Cash on hand	$118,297	$237,885
Cash deposit in bank	1,615,581	1,305,105
Total Cash and cash equivalents	$1,733,878	$1,542,990

Note 5 — Account receivable, net

Accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable forecast and changes in its customer payment patterns, the allowance for credit losses assessed to be zero for December 31, 2025 and 2024.

	December 31, 2025	December 31, 2024
Account receivable	$204,947	$91,420

Note 6 — Inventories, net

Inventories consisted of the following:

	December 31, 2025	December 31, 2024
Vehicle	$3,406,916	$3,598,999
Less: allowance for inventory to net realizable value	—	—
Total inventory, net	$3,406,916	$3,598,999

Based on the Company’s historical experience and current assessment of inventory conditions, no inventory write-downs were recorded for the years ended December 31, 2025 and 2024.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 7 — Property and equipment, net

Property and equipment consisted of the following:

	December 31, 2025	December 31, 2024
Leasehold Improvements	$84,583	$77,993
Furniture, fixtures and equipments	63,169	42,925
Computer Equipment	13,899	11,334
Vehicles	975,759	711,943
Total	1,137,410	844,195
Less: accumulated depreciation and amortization	(359,945)	(222,573)
Property and equipment, net	$777,465	$621,622

Depreciation expense for the year ended December 31, 2025 and 2024 was $123,264 and $99,565, respectively, including $100,783 and $80,412 for vehicle depreciation which was included in cost of sale in the income statements, respectively; the remaining depreciation was included in the operating expense. During the year ended December 31, 2025, there were no disposal of operating fixed assets.

Note 8 — Loan

In January 2023, the Company entered into a credit line with Hashed Holding Limited providing for a CAD 350,000 (approximately $265,111) revolving line of credit. The credit line bears interest at 5% annually. As of December 31, 2025 and 2024, the total principal amount outstanding was $146,039 and $277,562 respectively.

In January 2023, the Company entered into a credit line with Jingyi Liu and Bokai Hou, who are independent third-party lenders, providing for a CAD 200,000 (approximately $151,492) revolving line of credit. The credit line bears interest at 5% annually. As of December 31, 2025 and 2024, the total principal amount outstanding was $73,020 and $69,390 respectively.

For the years ended December 31, 2025 and 2024, the Company recorded interest expense of $23,670 and $22,753, respectively.

Note 9 — Related party balances and transactions

The following is a list of related parties which the Company has transactions with:

Related party name	Relationship as of December 31, 2025
Guiyuan Yang	100% owner of UC Automotive
Yongrong He	Spouse of Guiyuan Yang
Gu Shun	18.61% shareholder of UC Auto
S.A.M. EDUCATION GROUP INC.	Controlled by Gu Shun

Related party balances

Due from related party consists of the following:

Related party name	December 31, 2025	December 31, 2024
Guiyuan Yang	$183,487	$123,892

All above are due on demand and interest free operating advance.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 9 — Related party balances and transactions (cont.)

Due to related parties consists of the following:

	December 31, 2025	December 31, 2024
Guiyuan Yang	$141,715	$348,184
Yongrong He	5,038	21,638
Gu Shun	184,845	264,191
S.A.M. EDUCATION GROUP INC.	48,485	97,147
Total	$375,337	$731,160

Amount due to Guiyuan Yang and Yongrong He are all due on demand interest free operating advance.

Amount due to Gu Shun and S.A.M Education Group bear interest at 12% annually, and due on demand.

Related party transactions

		Years ended December 31,
		Revenue from related party
Related party name	Transaction Type	2025	2024
Guiyuan Yang	Car lease revenue	$42,952	$—
Gu Shun	Car lease revenue	245	547
Total		$43,197	$547

Note 10 — Income taxes

The Company is subject to income taxes in Canada and files income tax returns in Canada.

	Years Ended December 31,
	2025	2024
Current income tax expense	$370,289	$202,226
Deferred income taxes	—	—
Provision for income taxes	$370,289	$202,226

The blended Canadian statutory tax rate reflects the graduated federal and provincial corporate income tax rates applicable to the Company. Reconciliation of the Canadian statutory income tax at the blended rate to the Company’s effective tax rate is as follows:

	Years Ended December 31,
	2025		2024
Statutory income tax (blended Canadian rate)	$254,027	21.76%	$134,360	21.89%
Permanent difference	11,051	0.95%	13,020	2.12%
Change in valuation allowance
Non-deductible expenses
Effective tax rate	$265,078	22.71%	$147,380	24.01%

The Company had no material unrecognized tax benefits as of December 31, 2025 and 2024. The Company had no material deferred tax assets or deferred tax liabilities as of December 31, 2025 and 2024.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 11 — Shareholders’ equity

Ordinary shares

On August 3, 2026, the Company subdivided its 100 issued and outstanding common shares held by Guiyuan Yang into 9,884,625 common shares. The effect of the share subdivision has been retrospectively reflected for all periods presented. As a result, the Company has an unlimited number of authorized common shares with no par value, of which 9,884,625 shares were issued and outstanding as of December 31, 2025 and 2024.

Dividend

On May 31, 2024, the Company declared and paid cash dividends totaling $153,290, including $88,532 to Shun Gu, a related party and $64,758 to Wei Zhang and Li Yang. No dividends were declared or paid during the years ended December 31, 2025.

Noncontrolling interest

Noncontrolling interest represents the equity interest in the Company’s subsidiary that is not attributable, directly or indirectly, to the Company.

As of December 31, 2025 and 2024, noncontrolling shareholders owned approximately 18.61% of the equity interests in the Company’s subsidiary. Net income (loss) attributable to noncontrolling interests was $130,094 and $2,543 for the years ended December 31, 2025 and 2024, respectively.

The carrying amount of noncontrolling interest was $874,961 and $728,679 as of December 31, 2025 and 2024, respectively.

Acquisition of NCI

During the year ended December 31, 2024, the Company acquired an additional 20% equity interest in UC Auto Limited from an existing noncontrolling shareholder for consideration of $346,952. Because the Company retained control of UC Auto Limited both before and after the transaction, the acquisition was not accounted for as a step acquisition. Rather, the transaction was accounted for as an equity transaction in accordance with ASC 810-10-45-23, Consolidation.

Accordingly, no gain or loss was recognized in the consolidated statements of operations. The difference between the consideration paid and the carrying amount of the noncontrolling interest acquired was recognized as an adjustment to additional paid-in capital within shareholders’ equity. The carrying amount of the noncontrolling interest acquired was measured based on the proportionate share of the carrying value of UC Auto Limited’s net assets attributable to the acquired ownership interest.

Note 12 — Leases

The Company has several building lease agreements with lease terms ranging from two to four years. The Company adopted ASU 2016-02 on January 1, 2022. In 2023, upon commencement of its lease agreements, the Company recognized an approximately $64,097 of right of use (“ROU”) assets and operating lease liabilities based on the present value of the remaining future minimum rental payments of leases, using an incremental borrowing rate of 9.5%.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

As of December 31, 2025 and 2024, the Company’s operating leases had a weighted average remaining lease term of approximately 2.18 and 3.33 years, respectively.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 12 — Leases (cont.)

Cash paid for amounts included in the measurement of operating lease liabilities for the year ended December 31, 2025 and 2024 are approximately $170,885 and $116,835, respectively. Non-cash lease activities consisted of right-of-use assets obtained in exchange for lease liabilities of $163,752 and $464,766 during the years ended December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025 and 2024, rent expense for the operating leases were $172,964 and $425,547, respectively.

The total future minimum lease payments under the non-cancellable operating leases as of December 31, 2025 are as follows:

Year ending December 31,	Minimum lease payments
2026	$225,644
2027	209,221
2028	63,533
Total future lease payments	498,398
Less: Interest	(43,129)
Present value of lease liabilities	$455,269

Future amortization of the Company’s ROU assets is presented below:

Year ending December 31,
2026	$181,908
2027	187,938
2028	68,109
Total Future amortization	$437,955

Note 13 — Concentration of risk

Geographic concentration

Substantially all of the Company’s revenues are generated in Canada and substantially all of its assets are located in Canada. As a result, the Company is exposed to risks associated with changes in economic, regulatory, and market conditions in Canada.

Inventory concentration

Vehicle inventory represented approximately 47% and 52% of the Company’s total assets as of December 31, 2025 and 2024 respectively. The realizable value of inventory is subject to fluctuations in market demand, used vehicle pricing, consumer preferences, and overall economic conditions. Changes in these factors could have a material impact on the Company’s financial position and operating results.

Customer deposits concentration

Customer deposits represented approximately 26% and 41% of the Company’s total liabilities as of December 31, 2025 and 2024, respectively. Customer deposits are received in advance of vehicle delivery and are recorded as contract liabilities. The Company’s liquidity and operating results could be affected by significant changes in customer purchasing activity, cancellation patterns, or market conditions affecting vehicle sales.

UC AUTOMOTIVE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in U.S. Dollars, except for the number of shares)

Note 13 — Concentration of risk (cont.)

Significant customers

The Company sells used vehicles to a broad customer base. For the years ended December 31, 2025, and 2024, no single customer accounted for 10% or more of total revenue. As of December 31, 2025, and 2024, no customer accounted for 10% or more of accounts receivable.

Significant vendor

The Company purchases used vehicles from a broad supplier base, primarily individual sellers. For the years ended December 31, 2025 and 2024, no single vendor accounted for 10% or more of total purchases. As of December 31, 2025 and 2024, no vendor accounted for 10% or more of accounts payable.

Note 14 — Subsequent events

On July 8, 2026, the Company changed its corporate name from YGY Holding Ltd. to UC Automotive Holdings Inc. The name change did not affect the Company’s legal structure, operations, assets, liabilities, or shareholders’ equity.

On August 5, 2026, Shun Gu transferred his 18.61% noncontrolling interest in UC Auto Limited to UC Automotive Holdings Inc. in exchange for 115,375 newly issued common shares of UC Automotive Holdings Inc. Following the transaction, UC Automotive Holdings Inc. owned 100% of UC Auto Limited, and Shun Gu held approximately 1.15% of the issued and outstanding common shares of UC Automotive Holdings Inc.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued, and determined that no other event would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

[•] COMMON SHARES

UC AUTOMOTIVE HOLDINGS INC.

_________________________________

PRELIMINARY PROSPECTUS

_________________________________

[•], 2026

[Underwriter]

Until [•], 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Division 5 of Part 5 of the BCBCA provides that a company may (a) indemnify an eligible party against all eligible penalties to which the eligible party is or may be liable and (b) after the final disposition of an eligible proceeding, pay the expenses (not including judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.

An “eligible party” means an individual who (a) is or was a director or officer of the company, (b) is or was a director or officer of another company (i) at a time when the other company is or was an affiliate of the company, or (ii) at the request of the company, or (c) at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity. An “eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated company (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited, the eligible party will repay the amounts advanced.

A company must not indemnify an eligible party or pay the expenses of an eligible party if any of the following circumstances apply:

•        if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•        if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•        if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the corporation or the associated company, as the case may be;

•        in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the company or by or on behalf of an associated company, the company must not (a) indemnify the eligible party in respect of the proceeding or (b) pay the expenses of the eligible party in respect of the proceeding.

A company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated company.

UC Holdings’s (the “Registrant”) articles provide that the Registrant must indemnify its directors former directors, or alternate directors and their respective heirs and personal or other legal representatives against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding and each director is deemed to have contracted with the Registrant on this term.

The Registrant maintains a policy of directors’ and officers’ liability insurance which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant’s Articles and the BCBCA. In addition, the Registrant intends to enter into indemnification agreements with each of its directors and executive officers, providing for indemnification to the fullest extent permitted by the BCBCA.

The Underwriting Agreement, the form of which is to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Common Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

On August 5, 2026, in connection with the reorganization, the Company issued 115,375 Common Shares to Shun Gu for an aggregate purchase price of C$1,300,000 (US$949,260).

The foregoing issuance was made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a)     Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Notice of Articles
3.2*	Articles
5.1*	Opinion of Bennett Jones LLP regarding the validity of the Common Shares being registered
10.1*	Employment Agreement between the registrant and Mr. Guiyuan Yang, registrant’s Director and Chief Executive Officer
10.2*	Employment Agreement between the registrant and Ms. Yongrong He, registrant’s Chief Financial Officer
10.3*	Form of Lock-Up Agreement (included in Exhibit 1.1)
10.4*	Form of Indemnification Agreement
14.1*	Form of Code of Business Conduct and Ethics
15.1*	Letter in Lieu of Consent for Review Report from Summit Group CPAs, P.C.
21.1*	List of subsidiaries of the Company
23.1*	Consent of Summit Group CPAs, P.C.
23.2*	Consent of Bennett Jones LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in the signature page to the Form F-1)
99.1*	Form of Audit Committee Charter
99.2*	Form of Nominating Committee Charter
99.3*	Form of Compensation Committee Charter
99.4*	Form of Executive Compensation Recovery Policy
99.5*	Form of Insider Trading Policy
99.6*	Director Nominee Consent of [•]
99.7*	Director Nominee Consent of [•]
99.8*	Director Nominee Consent of [•]
107*	Calculation of Filing Fee Table

____________

*        To be filed by amendment.

†        Certain schedules and exhibits to this Exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

^        Certain terms have been omitted pursuant to Regulation S-K Item 601(a)(6). The Registrant agrees to furnish supplementally a copy of any of the terms to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on [•], 2026.

UC AUTOMOTIVE HOLDINGS INC.
By:
Name:	Guiyuan Yang
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
	Director, Chief Executive Officer,	[•], 2026
Guiyuan Yang	Chairman of the Board of Directors (Principal Executive Officer)
	Chief Financial Officer	[•], 2026
Yongrong He	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [•], 2026.

[•]
By:
Name:	[•]
Title:	[•]